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02049787

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gus PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

FILE NO. 82- 5017 FISCAL YEAR 3-31-02

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DATE : 9/9/02

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GUS

AR/S
3-31-02



Annual Report & Financial Statements 2002

Contents

Group results

GUS has completed another successful year. We have delivered a strong financial performance, while making further significant operational and strategic progress.

12 months to 31 March	Sales 2002 £m	Sales 2001 £m	Profit before taxation 2002 £m	Profit before taxation 2001 £m
Experian	1,092	1,018	229.1	216.6
Argos Retail Group	4,629	4,250	254.7	212.1
Reality	471	476	0.5	5.1
Burberry	499	425	90.3	69.5
Other	154	265	44.0	57.8
Inter-divisional turnover	(387)	(393)	–	–
Total	**6,457**	**6,041**	**618.6**	**561.1**
Net interest			(66.5)	(74.3)
Profit before amortisation of goodwill, exceptional items and taxation			**552.1**	**486.8**
Exceptional items			(72.6)	(84.7)
Amortisation of goodwill			(99.4)	(92.3)
Profit before taxation			**380.1**	**309.8**
EPS before amortisation of goodwill and exceptional items			**41.7p**	**37.2p**
Reported EPS			**25.7p**	**20.3p**

Strong financial performance
Despite difficult trading conditions in some of our markets, sales from continuing businesses increased by 10% in the year to March 2002. Profit before amortisation of goodwill, exceptional items and taxation from continuing businesses grew by 17% in the year, or 20% if restructuring costs of £12m are excluded. This was achieved despite significant revenue investment in areas such as the Argos store card and new products at Experian, which will underpin future profits growth.

Argos, Experian and Burberry all reported record profits. Argos in particular had an excellent year, with like-for-like sales growth of 13%. Since the acquisition of Argos in April 1998, we have increased sales by over £1bn to £2.8bn and operating profit by over £80m to £204m.

Operational progress
GUS has invested heavily during the year across its main businesses. Group capital expenditure was £322m, up from £268m in 2001. For the coming year, we expect to spend about £400m. Significant projects include major warehouses for Argos and flagship stores for Burberry. We also expect an additional working capital investment in 2003 of up to £100m in the Argos store card and personal loan books. These projects are expected to provide returns in excess of our cost of capital.

There has been further strengthening of the management teams across GUS. Nearly all the Experian North America senior team have been appointed in the last two years and Tom O'Neill joined Burberry as President in November 2001.

Strategic progress
All the main businesses within GUS now have clear strategies for growth. We continue to reposition the Group to focus on these activities because of the size of the opportunities available and because of our market-leading positions. During the year, we have disposed of more non-core businesses, such as the Swiss home shopping business and UK stationery and printing activities, while continuing to run down our property and car financing operations.

We have also made some small, targeted acquisitions during the year, particularly in Experian in areas such as e-mail distribution and German account processing. After the year-end, we acquired ConsumerInfo.com, the leading supplier of on-line credit reports and scores to consumers in the US, for $130m. In the coming year, Experian North America is looking to drive growth by buying in, wherever possible, its affiliated credit bureaux.

Since the year-end, we have confirmed our plans to pursue a partial IPO of Burberry, subject to market conditions, as a further step towards providing greater strategic focus within GUS and to establish an independent market value for Burberry.

Operational review – Experian

For Experian as a whole, sales for the year increased by 7% and operating profit by 6%, despite difficult market conditions particularly in North America.

At constant exchange rates and excluding acquisitions and disposals, sales grew by 3% and operating profit by 4%.

Globally, Credit Information and Credit Solutions achieved strong growth (up 10%). Marketing Information and Marketing Solutions sales grew by 4%, despite a significant slowdown in direct mailing activity during the year. Major contracts were won during the year in both Experian North America and International, with total contract value over their lifetime being in excess of £140m.

Experian

12 months to 31 March	Sales 2002 £m	Sales 2001 £m	Operating profit 2002 £m	Operating profit 2001 £m
Experian North America	**688**	661	**159.5***	155.4
Experian International	**404**	357	**69.6**	61.2
Total	**1,092**	1,018	**229.1**	216.6
Operating margin			**21.0%**	21.3%

*after charging £7.7m restructuring costs (2001: nil)

As announced at our interim results in November 2001, we now provide additional information on Experian to improve understanding of its businesses. Sales are split five ways:

Information	– *credit*	providing data for credit purposes
Information	– *marketing*	providing data for marketing purposes
Solutions	– *credit*	helping clients with decision making for credit purposes
Solutions	– *marketing*	helping clients with decision making for marketing purposes
Outsourcing		supporting clients in process tasks

Segmental information for this year and comparatives for last year are shown on pages 4 and 5. Additional information on Experian and the markets it serves is available on the GUS plc website, www.gusplc.com.



Craig Smith
Chief Executive
Experian North America

Experian North America

12 months to 31 March	**2002 £m**	2001 £m	Change	Underlying change*
Sales	**688**	661	4%	0%
Operating profit	**159.5**	155.4	3%	1%
Of which:				
– Direct business	**136.5**	145.2	(6%)	(7%)
– Restructuring costs	**(7.7)**	–	–	–
– Associates (mainly FARES)	**30.7**	10.2	–	–
Operating margin	**23.2%**	23.5%		

*at constant exchange rates, excluding acquisitions and disposals

Experian North America

Experian North America demonstrated its resilience in the year to March 2002 in the face of the economic slowdown in the US and the adverse impact of the events of September 11. Sales at constant exchange rates were marginally ahead of last year and operating profit in dollars was broadly unchanged, despite incurring $11m of restructuring costs. On an underlying basis and excluding these restructuring costs, profits increased by 6%.

Total sales for the year were $985m (2001: $981m). Credit Information and Credit Solutions together increased sales by 4% with lower interest rates stimulating the mortgage and automotive finance markets. Performance also benefited from the growing momentum of new products such as fraud and authentication services and sales of credit reports and scores direct-to-consumer.

Marketing Information and Marketing Solutions sales in dollars fell by 4%, excluding acquisitions. In common with other direct marketing services companies, Experian North America was affected by the decline in marketing expenditure by US corporates. This was most marked for clients in the catalogue, retail and publishing sectors. Outsourcing sales, which in the US are mainly print and mail activities, declined by 11% reflecting the difficult economic conditions, further aggravated by the anthrax scares in the third quarter.

Management has focused aggressively on reducing costs in the core business, while continuing to invest in new product areas for future growth. Over 700 employees were made redundant during the year at a cost of $11m. This should save about $40m on an annualised basis, with half the benefit having been realised in the year to 31 March 2002. Savings in the current year will be offset by cost inflation which is expected in such areas as insurance premiums and employee costs.

FARES, our real estate information joint venture, had an exceptional year, generating profit of over £30m. It benefited in particular from the strong mortgage refinancing market. As Experian owns only 20% of the FARES joint venture, it does not include any sales in its reported numbers. Had Experian's 20% share of FARES' sales been included for the full year, sales growth on an underlying basis would have been 3%.

Despite a weak economic background, Experian North America remains focused on growth:

- *it is building on its core businesses.* Management was further strengthened throughout the organisation, with the appointment of Don Robert as Chief Operating Officer and six other new senior recruits. As a result of more co-ordinated and focused sales efforts across North America, Experian has won share with many strategic accounts in the financial services, insurance and retail markets.

  In the coming year, Experian North America is looking to drive growth by buying in, wherever possible, its affiliated credit bureaux. It currently has 38 bureaux in the US which have the right, under historical agreements, to sell Experian's consumer credit reports in certain geographic regions. Experian receives wholesale revenue from these affiliates for consumer credit reports. The affiliates then resell these reports to their clients. In addition, Experian pays the affiliates to purchase credit information on consumers living in their territory. Buying back these affiliates will enable Experian North America to gain control of the distribution of its products and give it a greater share of the value chain in consumer credit by growing sales, profit and cash flow;


$m
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900
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100
0
985
981
2002
2001

Sales for Experian North America
12 months to 31 March

- ☐ Information – credit
- ☐ Information – marketing
- ☐ Solutions – credit
- ☐ Solutions – marketing
- ☐ Outsourcing
- ☐ Discontinued activities/ eliminations



John Saunders
Chief Executive
Experian International

- *it is successfully selling new products.* For example, significant progress has been made in Customer Relationship Management and Customer Data Integration services (Truvue). An additional 13 Truvue clients were added in the year, including GE Capital, AT&T, Key Bank and Progressive Insurance. New e-series clients include VISA, Dell Financial Services and First American Payment Processing. Toyota Financial Services, Dell Financial Services, American Express, Bank One/First USA, Discover Financial Services and Sprint PCS have all joined the National Fraud Database during the year; and
- *it is growing by targeted acquisitions.* Direct-to-consumer is a key growth area for Experian North America, which saw significant investment and growth in its own credit report, score and monitoring services during the year. To complement this, in April 2002, ConsumerInfo.com was acquired for $130m. It is the leading supplier of online credit reports, scores and related information to consumers in the United States. The acquisition, which is proving to be immediately earnings enhancing, gives Experian the market-leading position in this fast growth industry.

In October 2001, Experian North America decided to retain certain elements of data on the consumer credit database for at least an additional two years and reload certain data that had previously been archived. As a result, with effect from 1 April 2002, Experian North America will extend the period over which it amortises the cost of acquiring, loading and storing consumer credit data from five years to seven years. This will benefit the operating profit by approximately $8m in the year to March 2003. The amortisation periods for all other databases remain unchanged.

Experian International

Experian International had another strong year, with a sales increase of 13% and operating profit growth of 14% (10% and 11% at constant exchange rates and excluding acquisitions and disposals).

The strongest performance within Experian International came from Credit Solutions, now 33% of sales, which grew by 15% on an underlying basis. This reflected the strength of account processing and fraud prevention in the UK and of application processing, scoring and analytical services in all regions. Underlying growth of 12% in Outsourcing, which is mainly in Continental Europe, reflected a combination of increased volumes from existing clients and additional volumes from major contracts won in the previous year. Marketing Information and Marketing Solutions sales growth slowed in the second half, reflecting weakness in demand for marketing services in the UK from the financial services sector.


£m
450
400
350
300
250
200
150
100
50
0
404
357
2002
2001

Sales for Experian International
12 months to 31 March

- Information – credit
- Information – marketing
- Solutions – credit
- Solutions – marketing
- Outsourcing
- Discontinued activities

Experian International

12 months to 31 March	2002 £m	2001 £m	Change	Underlying change*
Sales				
UK	**241**	216	12%	9%
Rest of World	**163**	141	16%	11%
Total	**404**	357	13%	10%
Operating profit	**69.6**	61.2	14%	11%
Operating margin	**17.2%**	17.1%		

*at constant exchange rates, excluding acquisitions and disposals

Experian International continues to focus on sustaining sales and profit growth:

- *it is building on its core businesses.* Selected client wins include:
  - HBOS: business information and solutions to support commercial lending (Credit Information and Credit Solutions);
  - Spanish banks: preferred supplier of a consumer credit database to a consortium of Spanish banks (Credit Information);
  - Edeka: provision of loyalty card processing services (Credit Solutions);
  - BNP Paribas: five year contract for cheque processing (Outsourcing);
  - Lexus: provision of a web-based car sales reporting system (Marketing Solutions); and
  - Banque de France: cheque processing contract (Outsourcing).

Together, these contracts will generate £18m of annual new business in a full year, with the total value of the contracts over their lifetime being approximately £80m.

- *it is successfully selling new products*, such as e-series and the new Motor Insurance database (used by police and the insurance industry to check whether vehicles are insured). e-series wins during the year include:
  - Camelot: identifying individuals and authenticating their age for Camelot's online lottery; and
  - ABTA: confirming the identity of individuals who purchase tickets or holidays remotely by credit card, either by phone or on the Internet.
- *it is growing by targeted acquisitions.* Acquisitions made during the year, adding new skills, products or end markets include:
  - Cards Direkt (German loyalty card processing);
  - CNTP (French cheque processing);
  - Intact (UK web-based list joint venture);
  - Interface (Irish business information); and
  - Unclaimed Asset Register (data on UK unclaimed financial assets).

After the period end, the remaining majority stake of a fraud management business was also acquired. The cost of all these acquisitions was £23m.

As previously announced, from 1 April 2002, Experian International has taken responsibility from Reality for third party call centre and related activities, serving predominantly financial services clients. This enables the company to offer full business process outsourcing capabilities.

Argos Retail Group (ARG) had another successful year, with sales up 9% and profit up 20%, generating a 0.5% improvement in the operating margin.

The highlight of the year under review was Argos' performance (sales up 13% on a like-for-like basis). Profits at UK Home Shopping grew significantly while it continued to reduce marketing spend on unprofitable customers. Profits also rose in European Home Shopping. The major investment of £20m in Financial Services, which has been taken through the profit and loss account, has started to build a valuable long-term business, with over 625,000 Argos store card holders at the year end.

Argos Retail Group

	Sales		Operating profit	
12 months to 31 March	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Argos	**2,847**	2,387	**204.0**	160.8
Home Shopping – UK & Ireland	**1,533**	1,540	**33.1**	25.1
Financial Services	**11**	–	**(4.8)**	4.5
Home Shopping – Continental Europe	**238**	322	**22.4**	21.7
Total	**4,629**	4,250	**254.7**	212.1
Operating margin			**5.5%**	5.0%

Argos

Argos had an excellent year, increasing sales by 19% and profit by 27%, generating a half point improvement in the operating margin. This performance was aided by strong consumer demand in the UK, which is expected to moderate in the current year. However, we are confident that Argos will continue to perform well in its markets as it pursues a programme of growth initiatives, aimed at improving choice, value and convenience for its customers.

Excluding Argos Additions and jungle.com, Argos' sales increased by 17%, or 13% on a like-for-like basis. Argos grew share in all its major categories, with particularly strong performances from furniture, consumer electronics and electricals. Gross margins remained firm, helped by better buying and direct importing, which now accounts for 17% of sales (up from 12% two years ago). In the core chain, costs as a percentage of sales fell despite continued revenue investment, particularly in the supply chain programme.

As previously outlined, Argos has a clear strategy for growth and has made good progress this year against its objectives:

- *it will increase the planned rate of store openings to about 35 per annum.* At 31 March 2002, Argos had 490 stores, an increase of 18 in the year. Planned new stores for the current year should contribute about 4% to sales growth;



Terry Duddy
Chief Executive
Argos Retail Group

Argos

12 months to 31 March	**2002 £m**	2001 £m	Change
Sales*	**2,847**	2,387	19%
Operating profit*	**204.0**	160.8	27%
Operating margin	**7.2%**	6.7%	

*includes Argos Additions and jungle.com

- *it will refurbish all remaining small stores by March 2004.* To date, 175 store refurbishments have been completed. Sales uplifts provide a good return on investment, while customers benefit from greater convenience as in-store processes are improved;
- *it will further enhance choice for customers by extending the range of products and services offered to them.* The current Spring/Summer catalogue has over 9,200 lines, a 7% increase on the same catalogue last year. The Autumn/Winter 2002 catalogue, launching in August, will have over 11,000 lines;
- *it is investing £120m over four years in its supply chain.* In the year to March 2002 Argos has initiated its supply chain programme, by starting to build its new central and direct import warehouse, by opening the ARG Hong Kong buying office and implementing the first part of the new IT and software systems, improving stock and sales planning and forecasting. The full supply chain programme will yield benefits of about £50m per annum to invest in supporting margin or improving its value proposition. Pricing in the Spring/Summer 2002 catalogue on re-included lines was 2% below last year; and
- *it will grow capacity and improve customer service in Argos Direct, the delivery to home operation.* Sales via Argos Direct grew by 50% compared to last year. It accounted for 16% of Argos' sales – up from 12% last year. Preparation for the construction of the new Argos Direct warehouse has started, with completion planned before the end of the current financial year.

Following national rollout in January, sales at Argos Additions were £130m, up from £55m last year. The customer base has grown in line with expectations but average spend per customer has lagged, leading to further refinement of the offer in terms of product, credit and marketing to drive sales and profits.

Jungle.com re-launched its website in February 2002 and completed the installation of new enterprise-wide systems in Autumn 2001. Despite cutting costs in personnel, overheads and IT, jungle.com made an operating loss in the full year, against a background of weak demand and pricing for computer products.

Operational review – Argos Retail Group

Home Shopping UK and Ireland

12 months to 31 March	2002 £m	2001 £m	Change
Sales	1,533	1,540	(1%)
Operating profit	33.1	25.1	32%
Operating margin	2.2%	1.6%	

Financial Services

12 months to 31 March	2002 £m	2001 £m
Sales*	10.7	–
Operating (loss)/profit	(4.8)	4.5

*Sales represent interest income, fees and commissions relating to the Argos store card

Home Shopping UK and Ireland

UK Home Shopping has made further progress this year in creating a smaller, but more profitable agency business, while developing low risk opportunities in the growing direct market.

As expected, sales for UK Home Shopping as a whole were down 1% on last year. Agency sales, which accounted for 80% of the total, were reduced by a further 2%. The active agency customer base fell, as planned, to 2.8m, with average spend per agency customer up 7% year on year. The main direct catalogues include Marshall Ward, Abound and Style Plus. Sales through these direct titles increased by 17% in the year, led by more seasonal and promotional catalogues from Marshall Ward and the successful launch of Abound in August 2001.

Operating profit grew by about a third to £33.1m. Gross margins were unchanged on last year. Further cost savings totalling about £30m were made during the year in areas such as marketing, logistics, call centres and supply chain, in line with our plans to reduce annual fixed costs by £80m in total over the three years to March 2003.

In the current financial year, in spite of a further planned reduction in agency sales, profit at UK Home Shopping will be underpinned by further cost savings and growing sales from direct catalogues.

Financial Services

As previously indicated, about £20m was invested through the profit and loss account during the year, primarily in the launch of the Argos store card. This has progressed well. At 31 March 2002, there were over 625,000 account holders, of which about 460,000 were active. Balances outstanding were £105m and over 5% of Argos' total sales were financed during the year on the card. Argos personal loans were launched as planned in February 2002. Revenue investment spend on the development of Argos personal loans and the further growth of the Argos store card is expected to be about £15-20m in the year to March 2003.

Profit increased from the remaining parts of Financial Services, including insurance and personal loans to Home Shopping customers, despite the decline in their numbers.

Home Shopping Continental Europe

12 months to 31 March	2002 £m	2001 £m	Underlying change*
Sales	**238**	322	5%
Operating profit	**22.4**	21.7	0%
Operating margin	**9.4%**	6.7%	

*at constant exchange rates, excluding disposals

Reality

12 months to 31 March	2002 £m	2001 £m	Change
Sales to external customers	**97**	93	3%
Sales to ARG	**374**	383	(2%)
Total sales	**471**	476	(1%)
Operating profit*	**0.5**	5.1	
Operating margin**	**0.5%**	5.5%	

*after charging £4m of restructuring charges in 2002 (2001: nil)
**operating profit as % of sales to external customers

Home Shopping Continental Europe
Following the disposal of our Austrian and Swiss home shopping businesses, which together generated sales of £94m in the year to March 2001 (2002: nil), Wehkamp now accounts for over 80% of European Home Shopping sales and profits. In the year to March 2002, sales in euros at Wehkamp increased by 5%, driven by a strong performance in branded clothing and publicity around Wehkamp's 50th birthday. Sales and profits in Halens, the Scandinavian operation, were slightly down, as the market remained highly competitive.

e-commerce
Across ARG, e-commerce sales continued to grow strongly to £164m, compared to £78m in the previous year. 3% of Argos' sales were over the Internet, while 12% of Wehkamp's sales were through its website.

Reality
During the year to March 2002, Reality made further progress in reducing costs for ARG and generating third party business.

Sales growth for external customers in the core logistics and call centre activities was over 10% in the year. Total reported sales to external customers grew by 3% as Reality withdrew from some non-core, unprofitable businesses such as vehicle servicing. In addition, there was a marked slowdown in market demand for web design services, where Reality has reduced costs significantly. The outstanding goodwill of £23m relating to the acquisition of Reality Solutions in May 2000 was written off at the end of the year.

As previously stated, Reality is reporting into ARG from 1 April 2002, with Experian International taking responsibility for call centre and related activities, serving predominantly external financial services clients. As already announced, further cost efficiency programmes have identified over 300 redundancies, mainly in managerial and administrative positions. A £4m charge, associated with the cost of these redundancies, has been taken against Reality's operating profit in the year to March 2002.

From 1 April 2002, Reality's external sales will be included in two divisions. The external logistics sales will be reported as a separate line under ARG, with the call centre and related activities sales becoming part of Experian International's Outsourcing business. For the year to March 2002, the split on this basis would have been £74m of external logistics sales within ARG and £23m in Experian International Outsourcing. The majority of the profit would have been included within ARG, predominantly in Home Shopping.

During the year, Burberry grew revenue by 18% and operating profit by 30%. This was a strong performance, particularly in light of the difficult macro-economic environment, which adversely impacted many luxury goods companies.



Rose Marie Bravo
Chief Executive
Burberry

Operating margin increased by 1.7% to 18.1%, driven by gross margin improvement, a first time contribution from Asia (£4m) and growth in licensing revenue from Japan. During the year, Burberry continued to invest in the development of its retail network and its infrastructure.

An analysis of revenue by product category, by distribution channel and by region is shown opposite.

Product

Each of Burberry's core product categories continued to grow during the year. With an increase of 28%, accessories led the group, contributing 25% of total revenue in the year. An expanded product range and wider distribution led to 23% growth in womenswear, which accounted for 33% of total revenue. Menswear sales also rose and now represent 30% of revenue.

Retail

Sales in Burberry's directly-operated retail stores were up 10% in total. During the year, it successfully opened six new stores and concessions in markets as diverse as Beverly Hills, California, SoHo in New York City and suburban Westchester County, New York. Including 7 stores and concessions acquired as part of the Asian transaction, Burberry had 69 retail stores, including 10 concessions in prestige department stores, at 31 March 2002. Eleven new and replacement stores are scheduled to open in the current financial year. These include flagship stores in New York City, Knightsbridge and Barcelona.

Wholesale

Sales to wholesale customers grew by 21%, with growth in all regions. The strength and appeal of the Burberry brand, the widening product range especially in accessories, coupled with the rollout of the Bond Street corner concept, has encouraged prestige retailers to continue to allocate prime space to Burberry products.

As previously announced, with the Autumn/Winter 2002 wholesale order book now largely complete, sales for this season are expected to be broadly in line with those of a year ago. Demand from travel-related retailers has been influenced by the fact that the volume of international travel is recovering only slowly. Orders from Spain are also being affected as Burberry repositions in that market. Offsetting these factors, however, is continued strong growth in the United States where Burberry, it is believed, is still under-represented.



£m
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0
499
425
2002
2001

Revenue by distribution channel
12 months to 31 March

☐ Retail
☐ Wholesale
☐ Licensing



£m
500
450
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350
300
250
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150
100
50
0
499
425
2002
2001

Revenue by market (by destination)
12 months to 31 March

☐ Europe
☐ North America
☐ Asia
☐ Rest of World



£m
500
450
400
350
300
250
200
150
100
50
0
499
425
2002
2001

Revenue by product category
12 months to 31 March

☐ Womenswear
☐ Menswear
☐ Accessories
☐ Other
☐ Licensing

Licensing revenue

Licensing revenue in 2002 grew by 17%, mainly because of the brand's strength in Japan, its largest market. This growth at retail sales value has only a modest impact on the total reported revenue for Burberry because, under its licensing arrangements, Burberry receives a small percentage of the value of the products sold. Burberry's profit benefited substantially in 2002 from both the volume growth in Japan and the renewed licensing arrangements, under which the royalty rate increases each year up to 2006. The beneficial impact of this increase in 2003 is expected to be offset by the weakness of the yen relative to 2002 levels.

Burberry

12 months to 31 March	**2002 £m**	2001 £m	Change	Underlying change*
Sales	**499**	425	18%	10%
Operating profit	**90.3**	69.5	30%	21%
Operating margin	**18.1%**	16.4%		

* at constant exchange rates, excluding the operations of Burberry's distributors based in Hong Kong, Singapore and Australia which were acquired on 1 January 2002 and adjusted for the pre-acquisition period for Spain, which was acquired in July 2000.

Asia outside Japan

With effect from 1 January 2002, Burberry completed the acquisition of the operations of its distributors based in Hong Kong, Singapore and Australia. Having contributed £4m to profits in the year to March 2002, it is expected to add incremental operating profit of £5m to £10m in the year to March 2003.

In March 2002, Burberry signed an agreement to acquire its Korean distribution business, which primarily operates 45 retail concessions in prestige department stores. Burberry expects to complete this acquisition in early July 2002. The deal is expected to add approximately £5m to operating profit in its first twelve months.

With these transactions, which are immediately earnings enhancing, Burberry has gained direct control in these important markets. It now has direct control of the distribution of its core products in all key markets outside Japan.

Sales from our South African Retailing business were up by 2% in Rand, driven by effective marketing and merchandise strategies.



Alan Smart
Chief Executive
South African Retailing

This growth was achieved against a background of increasing unemployment and tough competition from other retailers on price and credit offers.

Operating profit in Rand grew by 25% while operating margin improved by over four percentage points to 25%. This improvement was driven by growth in financial services, by cost saving initiatives and by a substantial reduction in bad debt costs resulting from more stringent credit and collection policies, which were developed in conjunction with Experian.

The Rand weakened from an average rate of £1=R10.8 in 2001 to an average of R13.5 in 2002. This reduced reported sales by £30m and operating profit by £7.5m in the year. The closing rate at 31 March 2002 was R16.2.

GUS has recently hedged the value of some of its South African Retailing assets against further currency risk. This is expected to increase the Group's interest charge by about £3m in the current financial year.

South African Retailing

12 months to 31 March	**2002 £m**	2001 £m	Underlying change*
Sales	**123**	150	2%
Operating profit	**30.9**	30.7	25%
Operating margin	**25.2%**	20.4%	

*at constant exchange rates

Operational review – Other businesses

Finance

General Guarantee Finance continued satisfactorily to wind down its loan book during the period, showing a reduction of £427m in the year. At 31 March 2002, GGF's outstanding advances, net of provisions, were £254m, of which £201m were funded by securitised debt. We anticipate collecting in the majority of GGF's outstanding advances by March 2003.

Finance

12 months to 31 March	**2002 £m**	2001 £m
Operating profit*	**15.1**	20.2

*before exceptional costs of £nil (2001: £13.1m) and net of funding costs

Property

The joint venture with British Land disposed of a further 103 properties in the year, raising £177m. GUS' 50% share of operating profit declined £4.8m, largely reflecting a fall in rental income from sold properties. There was a compensating reduction in the Group's interest expense from the funds realised.

The joint venture's portfolio of 149 remaining properties was valued at £814m at 31 March 2002. Further sales of these properties are planned in the current year.

Property

12 months to 31 March	**2002 £m**	2001 £m
Operating profit	**24.8**	29.6

gusco.com

Revenue spend during the year totalled £9.7m. This represented the funding of Group e-commerce ventures, mainly MyPoints Europe, a web-based loyalty scheme, breathe.com (now sold), and CreditExpert.com, a US consumer credit management business, whose results in the new financial year will be included within Experian North America.

gusco.com

12 months to 31 March	**2002 £m**	2001 £m
Operating loss*	**(9.7)**	(12.6)

*before exceptional losses of £2.1m (2001: £4.6m profit)

The Group has delivered strong profit growth during a year in which we have increased investment in our core businesses.

Sales
The Group's turnover grew by 7% from £6,041m to £6,457m, including £42m from acquisitions. Excluding acquisitions and currency movements, Group turnover was 6% higher than last year.

Profit
Group profit before amortisation of goodwill and exceptional items increased by 13% to £552m. Return on sales before exceptional items and goodwill amortisation rose from 8.1% to 8.6%. The improvement reflects a focus on our core businesses where profitability has risen, together with the disposal of other less profitable businesses. The goodwill charge increased to £127m from £92m largely as a result of an exceptional charge of £27m relating to impairment of the goodwill associated with Reality Solutions, the web design business, and with Experian's credit business in Argentina.

Shareholder return and dividends
Basic earnings per share before goodwill amortisation and exceptional items were 41.7p in the year ended 31 March 2002 compared to 37.2p last year. The Board has proposed a final dividend of 15.2p per share, a rise of 0.4p (2.7%) on last year. The dividend for the year as a whole of 21.7p is covered 1.9 times from earnings before goodwill amortisation and exceptional items.

Shareholders' funds
Shareholders' funds amount to £2,417m, a reduction of £6m in the year. This is equivalent to 240p per share compared with 241p last year.

Cash flow and investment in the business
Cash flow before acquisitions, disposals and dividends amounted to £478m compared to £481m in the previous year. Cash flow benefited from the growth in profits in the year and from lower working capital levels despite the growth in the Argos store card loan book. Capital expenditure, however, grew by £54m to £322m and was equivalent to 152% of the depreciation charge in 2002.

Liquidity and funding
At 31 March 2002, the Group had net borrowings of £1,485m, including securitised loans of £201m. This shows a reduction of £227m in net borrowings which were £1,712m at 31 March 2001, including securitised loans of £582m. The maturity, currency and interest rate profile of the Group's borrowings are shown in note 33 to the financial statements.

Treasury and risk management
The Group's Treasury function seeks to reduce or eliminate the Group's exposure to foreign exchange, interest rate and other financial risks, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It does not operate as a profit centre and transacts only in relation to underlying business requirements. It operates policies and procedures which are periodically reviewed and approved by the Board and is subject to regular Group Internal Audit reviews.

Group cash flow

12 months to 31 March	2002 £m	2001 £m
Profit before goodwill, exceptionals and tax	**552**	487
Exceptional items	**(45)**	(85)
Corporation tax	**(82)**	(95)
Change in working capital	**163**	226
Capital expenditure	**(322)**	(268)
Depreciation	**212**	216
Free cash flow	**478**	481
Dividends	**(213)**	(206)
Acquisitions and divestments	**(35)**	63
Net cash flow	**230**	338
Securitisation repayments	**(380)**	(296)
Foreign exchange movements	**(4)**	(119)
Movement in net debt	**(154)**	(77)



David Tyler
Group Finance Director

Interest rate management

The Group's interest rate exposure is managed by the use of fixed and floating rate borrowings and by the use of interest rate swaps to adjust the balance of fixed and floating rate liabilities. The Group also mixes the duration of its borrowings to smooth the impact of interest rate fluctuations.

Interest expense in the year fell by £4.5m to £66.5m largely because of the re-financing of a fixed rate US $800m term loan at lower rates in November 2001, and generally lower interest rates.

Currency risk management

The Group's reported profit can be significantly affected by currency movements. Approximately 40% of the Group's operating profit generated in the year ended 31 March 2002 was earned in foreign currencies. In order to reduce the impact of currency fluctuations on the value of investments in overseas countries, the Group has for some years had a policy of borrowing in US dollars and euros, as well as in sterling, and entering into forward foreign exchange contracts in these two currencies. Subsequent to 31 March 2002 the Group has also entered into a forward foreign exchange contract to sell South African Rand, in order to hedge a proportion of the value of its investment in its South African retailing business.

Additionally, the Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange sale and purchase contracts.

Re-organisation costs and savings

The costs of re-organising Argos Retail Group and Reality are shown as an exceptional item in the profit and loss account, and amounted to £36m in 2002. The total spend in 2001 and 2002 amounted to £67m. This compares to our original estimate of £65m. We remain on track to achieve annualised cost savings of £80m from this re-organisation in the year to 31 March 2003.

Exceptional items

In addition to the re-organisation of the Argos Retail Group and Reality, we incurred exceptional costs of £8.7m relating to businesses or assets sold during the year. The (non-cash) charge of £27.5m relating to impairment of goodwill takes the total exceptional items to £72.6m compared with £84.7m last year.

Financial review


5,658
6,041
6,457
2000
2001
2002

Sales
£ million


448
487
552
2000
2001
2002

Profit before exceptionals and tax
£ million


264
268
322
2000
2001
2002

Capital expenditure
£ million

12 months to 31 March

Taxation

The Group's effective tax rate for the year, before goodwill charge and loss on sale of businesses, has increased from 23.5% to 23.8%. This continues to be lower than the UK standard corporate tax rate, mainly because of the corporate reorganisation undertaken in 1998.

Minority interests

Profit attributable to equity minority interests in 2002 of £1.4m relates to profit attributable to minority shareholdings in companies acquired by Experian International.

Minority interests on the balance sheet represent the minority share of the net assets of these companies where a small portion of the equity is held by either external investors or management.

Accounting policies and standards

The principal accounting policies used by the Group are shown on pages 40 and 41.

The implementation by the Group of Financial Reporting Standards 18 'Accounting Policies' and 19 'Deferred Tax' has had no material effect on reported profits. The basis on which interest is reported has been changed in relation to the Financial Services and Finance Divisions to provide a more appropriate presentation of their profitability. Financial Services operating profit is stated after charging £3.0m of funding costs for the Argos store card. The Finance Division is stated after charging a further £4.4m of funding costs over and above the interest charge associated with its non-recourse borrowing. Comparative figures have been restated and the effect is to reduce both operating profit and net interest by £13.9m in the year ended 31 March 2001. There is no effect on profit before taxation.

The transitional disclosure requirements of FRS 17 'Retirement Benefits' have been adopted in the year, but these have no effect on the primary financial statements.

Under FRS 17 a snapshot is taken of retirement benefit fund assets and liabilities at a specific point in time. Thus, movements in equity and bond markets and in discount rates are expected to create volatility in the calculation of the scheme assets and liabilities.

The transitional disclosure requirements of FRS 17 require the value of retirement benefit scheme assets and liabilities to be disclosed. Under FRS 17 the net retirement benefit liability in the balance sheet at 31 March 2002 would be £17m higher than that provided for in the financial statements. This should be seen in the context of total retirement benefit liabilities of over £700m.


100%
47%
18%
(4%)
(15%)
(11%)
1 year
2 year
3 year

Total shareholder return (TSR) relative to FTSE 100
percent, to 31 March 2002
□ GUS ■ FTSE 100

Share price and total shareholder return
The share price of GUS ranged from a low of 441p to a high of 704p during the financial year. On 31 March 2002, the mid market price was 700p, giving a market capitalisation of £7.0bn at that date.

Total shareholder return (the increase in the value of a share including reinvested dividends) was 47% over the year, with GUS ranked eighth in the FTSE 100, whose average return was minus 4%.

Post balance sheet event
In April 2002, ConsumerInfo.com was acquired for $130m. It is the leading supplier of online credit reports, scores and related information to consumers in the United States.



David Tyler
Group Finance Director

Group sales by currency


Other 1%
Rand 2%
Euro 7%
US dollar 12%
Sterling 78%

Group profit by currency


Other 1%
Rand 5%
Euro 8%
US dollar 26%
Sterling 60%

Analysis of net borrowings


Securitised 14%
Fixed Rate 31%
Floating Rate
55%

12 months to 31 March 2002

Directors' report

The directors present their Annual Report together with the audited financial statements for the year ended 31 March 2002.

Principal activities and business review

GUS is a retail and business services group. It provides business information and customer relationship management services through Experian, multi-channel retailing and home delivery through Argos Retail Group and luxury goods through Burberry. It also has UK Property interests and retailing in South Africa. The review of the results for the year and an indication of future developments are contained in the Annual Review & Summary Financial Statement 2002 which is published separately and, together with this document, comprises the full GUS plc Annual Report & Financial Statements.

Profit and dividends

The profit for the year amounts to £256.6m (2001 £203.7m). An interim dividend of 6.5p was paid to the Ordinary shareholders of the Company on 1 February 2002 and, on 28 May 2002, the directors recommended the payment, on 30 August 2002, of a final dividend of 15.2p per share, giving a total dividend for the year of 21.7p (2001 21.0p). The final dividend, once approved, will be paid to those persons on the Register of Members at the close of business on 2 August 2002.

Directors

The names and biographical details of the directors holding office at the date of this report are shown in the separately published Annual Review & Summary Financial Statement 2002.

Eric Barnes, David Bury and Jonathan Charkham retired from the Board on 25 July 2001. Victor Barnett will retire from the Board on 1 July 2002.

Frank Newman was appointed a director on 10 December 2001. As the appointment was made after the date of the last Annual General Meeting, he will retire in accordance with the Company's Articles of Association and a resolution proposing his re-election will be proposed at the Annual General Meeting.

The directors retiring by rotation at this year's Annual General Meeting are Terry Duddy, Alan Smart and David Tyler who, being eligible, offer themselves for re-election.

During the year the Company maintained liability insurance for its directors and officers.

Interests of directors, who held office at 31 March 2002, in the shares of the Company and its subsidiaries are shown on page 31. On 30 May 2002, Sir Victor Blank purchased 80,000 shares, John Peace purchased 10,000 shares and Terry Duddy purchased 15,000 shares. There were no other changes in the directors' interests in shares between the end of the financial year and 31 May 2002.

Corporate governance

The Company's statement on Corporate Governance is set out on pages 20 to 22.

Acquisition

In April 2002, Experian North America acquired ConsumerInfo.com for a consideration of $130m in cash. ConsumerInfo.com is the leading supplier of online credit reports, scores and related information to consumers in the United States.

Substantial shareholding

As at 31 May 2002, the Company had been notified that Legal & General Investment Management Limited held 30,409,592 Ordinary shares which represented 3.02 per cent of the issued share capital of the Company at that date.

At that date the Company had not received notification that any other person held 3 per cent or more of the nominal value of its issued share capital.

Interests in own shares

Details of the Company's interests in its own shares are set out in note 16 to the financial statements on page 49.

Annual General Meeting

The eighty-fourth Annual General Meeting of the Company will be held at the Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW at 11.30am on Wednesday 24 July 2002. The Notice of Meeting is included in a separate Circular to Shareholders which accompanies this Annual Report.

Corporate social responsibility

This year the Company has published its first separate Corporate Social Responsibility Report. It is available on request from the Company Secretary or can be viewed on the Company's website, www.gusplc.com. In addition there is a section on Corporate Social Responsibility on pages 32 and 33.

Donations
The Group's support for charitable causes is channelled through the work of the GUS Charitable Trust. The Trust's income from the Company in respect of the year ended 31 March 2002 was £828,000. In that year, the Trust made awards totalling £632,000. Major awards were as follows:

	£'000
Dementia Relief Trust	35
National Asthma Campaign	21
Breakthrough Breast Cancer	50
Barnardos	100
NCH Action for Children	30
Nottingham Trent University – in connection with the Experian Online Statistics Portal	50
The London Connection – a charity for the homeless	20
National Association of Citizens' Advice Bureau for the development of a debt management scheme	40
Nottinghamshire County Council – encompassing a number of community based learning projects	30
Nottinghamshire Police – in connection with a Life Skills education project	40
Galleries of Justice – Excellence in Citizenship education project	30
	446

No political contributions were made.

Employment policies
The GUS Group consists of a number of trading divisions operating in different business sectors. While employment practices may vary between these divisions and subsidiaries, the Group is, nevertheless, committed to ensuring that:

- All employees receive fair and equal treatment irrespective of gender, ethnic origin, age, nationality, marital status, religion, sexuality or disability.
- The working environment is conducive to achievement and free from sexual harassment and intimidation.
- Disabled persons, whether registered or not, have equal opportunities when applying for vacancies, with due regard to their aptitudes and abilities. In addition to complying with legislative requirements, procedures ensure that disabled employees are fairly treated and that their training and career development needs are carefully managed. For those employees becoming disabled during the course of their employment, every effort should be made, whether through retraining or redeployment, to provide an opportunity for them to remain with the Group.
- The assessment of training needs and the provision of appropriate training is delivered to its employees.

Health and safety
Group companies have a responsibility to ensure that all reasonable precautions are taken to provide and maintain working conditions, for employees and visitors alike, which are safe, healthy and in compliance with statutory requirements and appropriate codes of practice.

The Group's trading divisions pursue the objective of minimising the instances of occupational accidents and illnesses. Examples of this are to be seen in the employment of health and safety advisers and occupational health staff and in the establishment of detailed policies and statements of intent.

Employee involvement
Group companies consult their staff on matters of concern to them in the context of their employment. In those Group companies where there are recognition agreements with Trade Unions there is a consultation process through national and local Trade Union representatives and through joint consultative committees.

Information on matters of concern to employees is also disseminated through conferences, meetings, publications and electronic media.

Creditor payment
For all trade creditors, it is Group policy to:

- Agree and confirm the terms of payment at the commencement of business with that supplier;
- Pay in accordance with contractual and other legal obligations; and
- Continually review the payment procedures and liaise with suppliers as a means of eliminating difficulties and maintaining a good working relationship.

Trade creditor days of the Group at 31 March 2002 were 25 days (2001 25 days) based on the ratio of Group trade creditors at the end of the year to the amounts invoiced during the year by trade creditors. The Company has no trade creditors.

Auditors
A resolution to reappoint PricewaterhouseCoopers as auditors of the Company will be proposed at the Annual General Meeting.

By Order of the Board

David Morris
Secretary
24 June 2002

Registered Office:
Universal House
Devonshire Street
Manchester M60 1XA

Corporate governance

The Board of GUS supports the principles of corporate governance advocated by the Combined Code (the Code) and, with one exception, in respect of directors' service contracts, fully complied with its provisions throughout the year under review.

The Board's policy over many years has been to limit the service contracts of executive directors to one-year rolling terms and, to this extent, it complies with the relevant provision of the Code. However, the Board believes that it has to have the freedom to make a judgement from time to time, in the interests of shareholders, where a longer period of contract might be appropriate. GUS operates in a global and highly competitive market for senior executives and it is in this context that the Board has made an exception in the case of Alan Smart, the Chief Executive of its South Africa Retail Division. For the reasons explained on page 26, Mr Smart has a contract which provides for 24 months' notice on the part of both the Company and the executive.

Directors

The Board consists of a Chairman, a Chief Executive plus four executive directors and five non-executive directors. Sir Alan Rudge is the recognised senior independent member of the Board to whom concerns can be conveyed.

The Board met six times during the year under review. It has a formal schedule of matters reserved to it for decision.

The Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. There is also a procedure under which directors, in the furtherance of their duties, are able to take independent professional advice, if necessary, at the Company's expense. In addition all directors have direct access to the advice and services of the Company Secretary.

The five non-executive directors and the Chairman are, in the opinion of the Board, independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgement. As reported previously, however, some institutional shareholders deem Lord Harris not to be independent, by virtue of the length of time he has served as a non-executive director of the Company, and, accordingly, he stepped down as a member of the Remuneration Committee in the summer of 2000. The non-executive directors are appointed for specified terms.

The Audit Committee consists of three independent non-executive directors: Oliver Stocken (Chairman), Lady Patten and Sir Alan Rudge. It normally meets four times a year with both the external auditors and the Group Internal Auditor present.

The Board acknowledges that the independence of auditors is a subject that has become increasingly prominent in recent months. It is the role of the Audit Committee to ensure that the auditors' objectivity and independence is maintained. It does this by monitoring the level of fees for non-audit services through a six monthly review carried out against established guidelines. These are as follows:

- Audit related services – the auditors' deep knowledge of the Group's affairs means that they are best placed to carry out such work. This extends to, but is not restricted to, shareholder and other circulars, regulatory reports and work in connection with acquisitions and disposals.
- Taxation services – generally the auditors' knowledge of the Group's affairs provides significant advantages which other parties would not have. Where this is not the case the work is put out to tender.
- General – in other circumstances, proposed assignments are put out to competitive tender and decisions to award work taken on the basis of demonstrable competence and cost-effectiveness.

The Remuneration Committee consists exclusively of independent non-executive directors: Lady Patten (Chairman), Sir Alan Rudge and Oliver Stocken. The application of corporate governance principles in relation to directors' remuneration is described in the Report on directors' remunerations and related matters on page 26.

The members of the Nomination Committee are Sir Victor Blank (Chairman), Lady Patten, Sir Alan Rudge, Oliver Stocken and John Peace.

All directors are subject to re-election by shareholders at the first opportunity after their appointment and thereafter in accordance with Article 76.1 of the Company's Articles of Association. This ensures compliance with the Code by providing that all directors are required to submit themselves for re-election at least once every three years.

Relations with shareholders

The Company recognises the importance of communicating with its shareholders and does this through its Annual and Interim Reports and at the Annual General Meeting. Although it does not have precise rules covering meetings with its institutional shareholders, it is always ready to enter into a dialogue with investors, and meetings take place frequently.

All directors normally attend the Annual General Meeting and are available to answer shareholders' questions. Voting at the Annual General Meeting is by way of a show of hands by members present at the meeting unless a poll is validly called. Following each vote on a show of hands, the level of proxies lodged on each resolution and the number of proxy votes for and against the resolution are announced.

Corporate Social Responsibility

Last year's Annual Report devoted four pages to the subject of Corporate Social Responsibility (CSR). This recognised a growing focus on CSR by institutional investors, the Government, non-governmental organisations and the media.

This year, we have published a separate CSR report as the case to demonstrate corporate responsibility grows even stronger. This is available, on request, from the Company Secretary's office or on the GUS website.

A section on CSR is included on pages 32 and 33.

A growing number of mainstream City institutions has decided to incorporate social responsibility into corporate governance frameworks. They view CSR in the context of risks and opportunities and their impact on shareholder value. Accordingly, these major institutions want assurance that companies they invest in are fully aware of the risks and have effective management systems to deal with them.

The Association of British Insurers has responded to this pressure from its members by developing a set of guidelines, in the form of disclosures which institutions would expect to see included in the annual reports of listed companies. Specifically they refer to disclosures relating to Board responsibilities and to policies, procedures and verification. The guidelines refer to social, ethical and environmental matters (SEE) and do not use the term CSR.

The GUS disclosures are as follows:

(a) With regard to the Board

- The Board takes regular account of the significance of social, environmental and ethical matters to the businesses of the Company. The responsibility for such matters lies with the Company Secretary who ensures that they feature regularly on the Board agenda. He is supported in this work by a CSR Group which meets under his chairmanship and which draws on staff with relevant expertise from across all of the Group's businesses. It includes experts in communication, internal audit, community affairs, consumer rights and environment. It is supported by external advisers.

- The section on internal control, which appears below, includes, inter alia, the Board's confirmation that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process includes the identification and assessment of the significant risks to the Company's short and long term value arising from SEE matters, as well as the opportunities to enhance value that may arise from an appropriate response. Further explanations appear on page 33.

- The Board receives adequate information to make this assessment and, in this context, reference should be made to the key procedures described below under internal control. Account is taken of SEE matters in any training programmes deemed appropriate on the appointment of new directors.

(b) With regard to policies, procedures and verification

- The Board has identified supply chain issues as an area of potential risk that might significantly affect the Company's short and long term value. GUS has significant buying power, giving it some degree of responsibility for the actions of the companies with which it deals. As GUS takes seriously its own social responsibility, it is only natural that it should want those over whom it has influence to do the same and, in so doing, guard against the risk to its reputation through a potential association with undesirable practices. To this end the Board has approved a set of seven principles that merchandise suppliers and business partners will be asked to endorse. These are set out in more detail in the separately published CSR Report.

- Practice to comply with these principles varies by division. In summary:

  - In Burberry, a programme is being developed as part of a new supplier manual. Burberry management has accepted the seven principles and suppliers are being asked to sign up. The programme is currently being extended to licensees. To monitor compliance, suppliers will be asked to complete a self assessment questionnaire, following which there will be a risk based approach to the identification of suppliers to be visited.

  - In Home Shopping all suppliers have signed up to a policy based on the seven principles. A workshop has been held for senior merchandisers and, to audit compliance, a pilot programme has been put in place with six suppliers using independent auditors.

  - Argos has accepted the seven principles and is including them within its terms and conditions. An audit programme is to be developed concentrating on direct import suppliers.

  - Reality is applying the seven principles in its supply chain, through its Purchasing Manager, who has undertaken to include them in contract terms and subsequently to audit suppliers.

- The Group Internal Audit Department's role is to ensure that adequate procedures are in place effectively to monitor compliance with the seven principles.

- The Company's policies and procedures for managing risks to short and long term value arising from SEE matters are as described below under 'Internal Control'.

- An important aspect of the Company's SEE procedures is that they should be subject to verification and this is reflected in the Group Internal Auditor's membership of the CSR Group. However, it is felt that shareholders would welcome some measure of external verification and the procedures for verification of SEE disclosures are focused on work undertaken by Acona, an independent consultancy practice. This involves a review which has four principal aspects:

  - The extent to which GUS has identified the CSR issues relevant to its business.

  - The adequacy of the policies and frameworks for managing these issues.

  - The comprehensiveness and robustness of the data collection and the completeness and accuracy of the data.

  - Evidence supporting the material claims in the report.

- Taking these points in turn, Acona has made the following disclosures in the separately published CSR Report:

  - GUS has a clear understanding of the CSR 'agenda' and the impact it has on the Group. In all businesses there is a recognition of the need to manage non-financial risks and opportunities, and the principal issues have been identified. We have made recommendations to the Group that this existing process of risk identification be formalised.

  - The policies and systems in GUS are developing fast, and are in some areas incomplete. However, there is a clear commitment within the Company to a structured and comprehensive approach. We have made recommendations on those areas where frameworks should be extended.

- The CSR Report has data on the Group's environmental impacts, staff numbers, health and safety performance and the work of the GUS Charitable Trust and community programmes. All of the data comes from well-founded systems for recording and control. Data collection for the CSR Report has been audited by the GUS Internal Audit Department, who reviewed the processes for completeness and accuracy. Acona staff specified the scope of the review, have been closely involved in its execution, and have examined the findings in detail.
- The qualitative aspects of the CSR Report have been reviewed via an extensive series of meetings and interviews with GUS staff across the Group. There has been a process of management review and sign-off within each business. We are confident that it is an accurate reflection of the status of CSR management in GUS plc.

Accountability and audit

It is a requirement of the Code that the Board should present a balanced and understandable assessment of the Company's position and prospects. In this context, reference should be made to the Statement of Directors' Responsibilities on page 23, which includes a statement in compliance with the Code regarding the Group's status as a going concern, and to the Report of the Auditors on page 34, which includes a statement by the auditors about their reporting responsibilities.

The Board recognises that its responsibility to present a balanced and understandable assessment extends to interim and other price sensitive public reports and reports to regulators as well as information required to be presented by law.

Internal control

The Board acknowledges that it is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material mis-statement or loss. The Board has reviewed the effectiveness of the key procedures which have been established to provide internal control.

Following publication of guidance for directors on internal control (The Turnbull Guidance) the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. These include those relating to social, environmental and ethical matters. This process was in place throughout the year under review and up to the date of approval of the Annual Report. The process is regularly reviewed by the Audit Committee which reports its findings for consideration by the Board and is in accordance with The Turnbull Guidance.

The key procedures, which operated throughout the year, are as follows:

- Risk assessment:
  - The Group clearly sets out its objectives as part of its medium term planning process. These objectives are then incorporated as part of the budgeting and planning cycle and are supported by the use of both financial and non-financial key performance indicators.
  - The operating divisions are required to make presentations on risk to the Audit Committee which reports regularly to the Group Board on the risks facing the businesses.
  - The detailed assessment of strategic risks is delegated to the Group Chief Executive. This review is carried out as part of the annual budgeting and the monthly reporting and re-forecasting cycles.
  - The Audit Committee has delegated responsibility for considering operational, financial and compliance risks on a regular basis and receives reports on the controls over these risks biannually. This includes risks arising from social, environmental and ethical matters.
- Control environment and control activities:
  - The Group consists of a number of major trading divisions each with its own management and control structures.
  - The Group has established procedures for delegated authority which ensure that decisions that are significant, either because of the value or the impact on other parts of the Group, are taken at an appropriate level.
  - The Group has implemented appropriate strategies to deal with each significant risk that has been identified. These strategies include not only internal controls but other approaches such as insurance, joint ventures and specialised treasury instruments.
  - The divisions operate within a framework of policies and procedures laid down in organisation and authority manuals, and personnel are required to comply with these procedures. Policies and procedures cover key issues such as authorisation levels, segregation of duties, compliance with legislation and physical and data security.
- Information and communication:
  - The Group has a comprehensive system of budgetary control including monthly performance reviews for each major business and division. These reviews are at a detailed level within the trading divisions and at a high level for the Group Board.
  - On a monthly basis, the achievement of business objectives, both financial and non-financial, is assessed using a range of key performance indicators. These indicators are reviewed to ensure that they remain relevant and reliable.
  - There are clear procedures in the major trading divisions for employees to report suspected improprieties.
- Monitoring:
  - A range of procedures is used to monitor the effective application of internal control in the Group including control self-assessment, management confirmation of compliance with standards and internal audit reviews.
  - The Internal Audit Department's responsibilities include reporting to the Audit Committee on the effectiveness of internal control systems focusing on those areas of greatest financial risk to the Group.
  - Follow-up procedures ensure there is an appropriate response to changes in risks and controls.

Statement of directors' responsibilities

The following statement, which should be read in conjunction with the report of the auditors set out on page 34, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The directors consider that in preparing the financial statements, appropriate accounting policies have been consistently applied, supported by reasonable and prudent judgements and estimates, and that all applicable accounting standards have been followed.

The directors are satisfied that the Group has adequate resources to meet its operational needs for the foreseeable future and, accordingly, they continue to adopt the going concern basis in preparing the financial statements.

The directors are responsible for ensuring that accounting records are kept which disclose, with reasonable accuracy, the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Company has a website which contains up to date information on Group activities and published financial results. The maintenance and integrity of this website is the responsibility of the directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Report on directors' remuneration and related matters

The Board presents its report on directors' remuneration including pay and benefits. Both the level and structure of executive directors' pay are decided by the Remuneration Committee. The remuneration of the Chairman and non-executive directors are matters reserved for the Board as a whole.

This report includes the following information:

1. Reward strategy
2. Corporate governance
3. Directors' emoluments
4. Directors' pensions
5. Share options
6. Long term incentive plans
7. Directors' interests

1. Reward strategy

GUS has refocused around three core businesses that are now well positioned to achieve sustained growth. An integral part of the change involved with this refocusing has been a move towards a strongly performance-oriented culture with a clear link between remuneration and performance.

For GUS and similar businesses, the market for executive talent has become a global one and this has affected pay levels in these major companies. In the long-term interest of its shareholders, GUS must compete effectively in this market.

GUS' solution is not atypical in that we choose to provide base pay and fixed benefits – for example cars and pensions – on a basis which is competitive, but not more than competitive, by reference to the appropriate market. On the other hand, the incentive structure has been designed to provide a highly leveraged reward package, which will produce very high levels of reward for very high performance. In circumstances of poor performance the GUS reward structure will deliver commensurately low levels of total pay.

The four tenets on which our remuneration structure is founded are as follows:

1. Base pay levels are established on a market competitive basis but no higher than this.
2. Benefits (for example, pensions and cars) are provided on a basis that is appropriate to the local market in which the director is employed.
3. Performance related incentives provide the opportunity to deliver substantial rewards for high performance.
4. Wherever reasonable, pay is aligned to shareholders' interests. This is reflected in the choice of performance standards applied to incentive awards and the fact that, for a large part of the overall incentive package, rewards are denominated in GUS shares.

GUS is heavily exposed to the American market which leads the global pay market and provides higher pay levels than does the UK. Nonetheless, GUS has chosen not to adopt US pay practices but, rather, to compare itself with a group of similarly exposed UK-based and listed companies.

Consistent with our philosophy, salaries are set on the basis of mid-market practice amongst that UK comparator group. Incentive opportunities, though, are targeted at upper quartile levels to produce a highly leveraged package if our sustainable growth objectives are attained.

The reward strategy sets the balance between base and incentive pay and over recent years the Group has moved towards a more incentive-oriented structure. This is illustrated by the following chart, which demonstrates the balance between salary and incentive pay:



%
100
90
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002

Incentive-based remuneration as a percentage of total remuneration*

□ Incentive-based remuneration □ Base salary

12 months to 31 March

*Average remuneration for executive directors, valued for 'on-target' performance. Incentive-based remuneration includes annual incentive plan (including co-investment element), share options and performance share plan.

Performance linkages
Each element in the reward package is designed to support the achievement of different corporate objectives. These are illustrated below.

Element	Purpose	Performance standard
(a) Base salary	Reflects the competitive salary level for the particular job and takes account of personal contribution and performance through individual pay awards.	Individual or business performance
(b) Annual bonus	Rewards the delivery of current operational targets. Provides leveraged opportunity to reward the achievement of current performance targets through re-investment with matching opportunities. Aligns with shareholder through delivery of shares.	Profit before tax and efficient capital usage
(c) Share options	Direct link to growth objectives through share price increase. Aligns with shareholder interests. Rewards future sustained value creation.	EPS growth
(d) Performance share plan	Aligns with shareholder interests through delivery of shares. Supports the achievement of superior business performance in relation to competitor companies.	Relative total shareholder return

The application of these elements is further explained below and the detailed disclosures are provided throughout the report.

(a) Base salary
To ascertain the job's market value, external remuneration consultants annually review and provide data about market salary levels, and advise the Remuneration Committee accordingly. These market rates are based on peer group data and derived from the pay position described above. Before making a final decision on individual salary awards, the Committee assesses each director's contribution to the business, thus allowing for individual performance.

(b) Annual bonus
To reward current performance, executive directors are eligible for an annual incentive with a target of 50% of base salary and a maximum of 100% of salary for substantially exceeding targets. The Remuneration Committee sets bonus targets by reference to agreed budgets and external expectations for delivery of operational results.

Directors are given the opportunity to defer receipt of their bonus and have it invested in GUS shares. The number of shares acquired on behalf of the executive is matched on a sliding scale depending on the achievement against target for the relevant financial year. The number of matching shares may vary from a threshold ratio of one half for one, to a maximum of two for one. The release of these shares is deferred for three years including the deferred bonus. Thus their ultimate value to executives will depend on share price performance underpinned by sustained business performance over that period. Therefore, this reward element is directly aligned with the outcome for shareholders. Furthermore, if an executive resigns during the three-year period he will forfeit the right to the deferred shares.

Bonuses are currently awarded for achieving profit before tax growth and meeting efficient capital usage targets.

(c) Share options
Share options closely support GUS' strategy of sustained profitable growth, as options will only reward directors to the extent that the share price reflects the successful execution of our strategy.

The link between share price and option gains provides a built-in performance driver for recipients and directly aligns them with shareholders' interests. In addition, the scheme applies a further performance test, which requires EPS to grow by 4% above inflation over any three-year period between the date of grant and the fifth anniversary of the date of grant.

Options granted to GUS directors are typical in the UK market in that they vest three years after grant, are subject to the performance test and remain exercisable for seven years after vesting. There are two further opportunities for testing; i.e. four and five years after grant. As currently structured, no director may normally receive annually an option grant with a total exercise price of more than one times salary. The Remuneration Committee has discretion to grant twice salary in exceptional circumstances.

(d) Performance share plan
The primary objective of the performance share plan is to underpin the longer-term incentive structure by providing a share-based reward, which is only available to directors when the company out-performs its peers.

GUS' performance under this plan is assessed in terms of three-year total shareholder return in relation to the following group of peer companies: Acxiom, Boots, Dixons, Equifax, Harte Hanks, Kingfisher, Marks & Spencer, N. Brown, Next, Pinault Redoute Printemps, Reed Elsevier, Reuters, Signet and Tesco.

None of the awards will vest if GUS' total shareholder return (defined as share price movement plus reinvested dividends) is below the median return for the comparator group.

Once GUS achieves median performance, 40% of the award will vest, while 100% of the award will be earned for an upper quartile return or better. Between median and upper quartile performance, awards will vest by straight-line interpolation.

For the year to 31 March 2002 the maximum award available to directors was 50% of salary, converted to shares at the price prevailing at the time the awards were made. The awards were made in June 2001 and will vest, to the extent that the performance test is met, in June 2004.

No awards will be released unless the Remuneration Committee is satisfied with the Company's underlying financial progress over the relevant performance period.

(e) Pensions and other benefits
Pensions are offered in line with local competitive practice. Last year's review of pensions has resulted in a reduction of retirement age for directors from 65 to 60 years in line with normal market practice. Otherwise, no changes were made to directors' pension provision, which broadly provides a pension of two thirds of final salary (subject to Inland Revenue limits), life assurance at four times salary and ill health, and dependants' pensions. Incentive payments (such as annual bonus) are not pensionable.

Certain executive directors are affected by the pensions cap and have a Funded Unapproved Retirement Benefit Scheme (FURBS) available to them, which is designed to provide pension benefits in excess of the Inland Revenue cap. This places them in broadly the same position as directors whose pension is unaffected by this cap. Alternatively, there is the choice of an unfunded commitment, on the part of the Company, to provide benefits in excess of the cap or a cash sum to enable a director to make his own arrangements.

Cars are provided on a basis that is consistent with competitive practice.

Directors, in the UK, in common with all GUS' UK employees, are eligible to participate in the Company's Savings Related Share Option Scheme in the UK.

(f) Service contracts
The Board's policy over many years has been to limit service contracts of executive directors to one-year rolling terms. In the event of the termination of a director's contract any compensation payment is calculated in accordance with normal legal principles, including the application of the principle of mitigation to the extent which is appropriate to the circumstances of the case.

There is one exception to this policy, which the Board believes to be in shareholders' interests. Alan Smart, Chief Executive – South African Retailing Division, has a contract which provides for 24 months' notice on the part of both the Company and the executive. This is a reflection of local employment conditions in South Africa.

2. Corporate governance

Remuneration Committee
The Remuneration Committee is a Board committee consisting of independent non-executive directors, Sir Alan Rudge and Oliver Stocken, under the chairmanship of Lady Patten.

The Committee meets at least three times a year and holds additional meetings where necessary. During the year under review, the Committee met six times. Pay decisions are made on the basis of advice or proposals prepared by the Chairman, the Group Chief Executive and the Group Director of Human Resources.

In making its decisions, the Remuneration Committee has unfettered direct access to any relevant external adviser appointed on behalf of the Company. For the year ended 31 March 2002, the Company's principal remuneration advisers were Towers Perrin.

Where necessary or appropriate, the Committee also instigates consultation with major institutional shareholders on remuneration matters.

Shareholding guideline
It is one of the tenets of GUS' reward strategy that shareholders' and directors' interests be aligned. To reinforce this, the Remuneration Committee expects that, over the next five years or so, executive directors will build a personal holding in GUS shares. This holding should be 200,000 shares in the case of the Group Chief Executive and 120,000 shares in the case of other executive directors.

To underpin this commitment, the Committee expects that, while the guideline holding remains unfulfilled, executive directors will not dispose of any shares vesting to them under any of the GUS incentive plans (save for any disposals necessary to meet tax liabilities arising from them).

Compliance statement
The constitution and operation of the Remuneration Committee are in compliance with the principles of good governance and Code of Best Practice set out in the Listing Rules of the Financial Services Authority.

The disclosure of directors' pension entitlements in the table at 4 on page 29, covering benefits provided through tax exempt pension schemes and unfunded arrangements, complies with the rules of the Financial Services Authority about such disclosures.

The auditors, PricewaterhouseCoopers, have confirmed that the scope of their report on the accounts covers the disclosures contained in this report, which are specified for audit by the Financial Services Authority.

3. Directors' emoluments

		2002 £'000	2001 £'000
Total emoluments:	salary	**2,053**	2,631
	performance related bonuses	**1,670**	1,449
	taxable benefits in kind	**93**	133
	non-executive directors	**426**	382
		4,242	4,595
Long Term Incentive Plans ('LTIPs')		**683**	683
Payments to former directors (Notes 1, 2 and 6)		**312**	158
Compensation for loss of office		**–**	346
Pension contributions		**293**	279
Pensions in respect of former directors		**292**	191
		5,822	6,252

The following table shows an analysis of the remuneration of the individual executive directors.

		Salary £'000	Annual bonus £'000	LTIPs £'000	Taxable benefits £'000	**Total 2002 £'000**	Total 2001 £'000
Eric Barnes	(Note 1)	52	–	–	8	**60**	242
Victor Barnett		420	210	–	–	**630**	534
David Bury	(Note 2)	80	–	–	4	**84**	331
Michael de Kare-Silver	(Note 3)	–	–	–	–	**–**	158
Terry Duddy	(Note 4)	460	460	355	19	**1,294**	737
John Peace	(Note 5)	600	600	328	23	**1,551**	1,608
Alan Smart		91	50	–	6	**147**	412
David Tyler		350	350	–	12	**712**	540
Peter Weigh	(Note 6)	–	–	–	–	**–**	139
Lord Wolfson of Sunningdale	(Note 7)	–	–	–	–	**–**	176

Benefits for executive directors comprise a fully expensed company car or cash equivalent and private medical insurance.

The following table provides details of the emoluments of the individual non-executive directors. There were no taxable benefits other than those disclosed in note 8 on page 28.

		2002 £'000	2001 £'000
Sir Victor Blank	(Note 8)	**240**	210
Jonathan Charkham	(Note 9)	**10**	29
Lord Harris of Peckham		**30**	25
Frank Newman	(Note 10)	**10**	–
Lady Patten of Wincanton		**37**	32
Sir Alan Rudge	(Note 11)	**62**	55
Oliver Stocken		**37**	31

Notes:

1. Eric Barnes retired from the Board on 25 July 2001 having previously taken up the pension rights to which he was entitled from a Group pension scheme. In addition to his remuneration as a director, reported in the table, he was paid £42,000 under a consultancy agreement which commenced on 1 August 2001.
2. David Bury retired from the Board on 25 July 2001. He remained in the Group's employment and the salary paid for the period 26 July 2001 to 31 March 2002 was £160,000.
3. Michael de Kare-Silver resigned from the Board on 28 September 2000.
4. The remuneration reported for Terry Duddy includes a payment from the Argos Divisional Long-Term Incentive Plan of £355,000. This was due to him from his services as Chief Executive of Argos prior to his assuming the wider role as Chief Executive of ARG.
5. The remuneration reported for John Peace includes a payment from the Experian Divisional Long-Term Incentive Plan of £328,000. This was due to him from his services as Chief Executive of Experian prior to his appointment as Group Chief Executive.
6. Peter Weigh resigned from the Board on 8 September 2000 but remained in the Group's employment until 31 July 2001 when he retired. The salary for the period 1 April 2001 to 31 July 2001 was £60,000. In addition, on his retirement, the Company paid to the Trustees of the GUS Pension Scheme the sum of £20,000 to augment Mr Weigh's pension rights and, following his retirement, he was awarded a bonus of £30,000.
7. Lord Wolfson resigned from the Board on 26 July 2000 on the occasion of his retirement at the conclusion of that year's Annual General Meeting.
8. Sir Victor Blank receives a base fee of £30,000 as a non-executive director and £210,000 as Chairman. In addition he had the use of a company car, the taxable benefit for which in the year under review was £21,000.
9. Jonathan Charkham retired from the Board on 25 July 2001.
10. Frank Newman was appointed to the Board on 10 December 2001.
11. Sir Alan Rudge's remuneration consists of £37,500 as a non-executive director and £25,000 as Chairman of the Company's e-Commerce Developments Committee. This Commitee was disbanded in May 2002.

4. Directors' pensions

Victor Barnett has an unfunded pension arrangement for which provision has been made in the financial statements. During the year an amount of £145,000 was charged against profit, in order to provide for this unfunded arrangement.

David Bury has an unfunded commitment from the Company that it will provide pension benefits in excess of the pensions cap. During the year an amount of £46,000 was charged against profit, in respect of the period 1 April 2001 to his retirement from the Board on 25 July 2001, in order to provide for this unfunded arrangement.

Terry Duddy is a member of the Argos Pension Scheme which will provide him on retirement at age 60 with a pension of up to two thirds of the pensions cap subject to Inland Revenue limits. In addition, his contract provides for the choice of a funded or unfunded scheme to provide benefits in excess of the pensions cap. Mr Duddy has elected to have paid to him a cash sum for investment at his own discretion. The amount so paid in the year under review was £168,000.

Alan Smart is a member of the pension scheme operated by the Company's South African subsidiary.

David Tyler has been provided with a FURBS, the cost of which in the year to 31 March 2002 was £125,000.

The following table on page 29 provides the disclosures described in the Compliance Statement on page 26.

		Accrued Pension Details Increase during the year to 31 March 2002 £'000	Accumulated total as at 31 March 2002 (see note 1) £'000	Transfer value of the increase in accrued pension in the year to 31 March 2002 (see note 2) £'000
David Bury	(Note 3)	7	34	113
Terry Duddy		2	6	15
John Peace		22	334	279
David Tyler		2	8	13
		US$'000	US$'000	US$'000
Victor Barnett	(Note 4)	11	228	154
		Rand '000	Rand '000	Rand '000
Alan Smart		88	806	691

Notes:

1. The accrued pension at 31 March 2002 represents the amount of pension to which the director would have been entitled, had he left the Group at that date, or is entitled to having left the Group during the year.
2. The actuarial value of the increase in accrued pension is calculated as the amount of cash required to secure that increase in accrued pension.
3. The figures reported for David Bury relate to the period up to his retirement from the Board on 25 July 2001.
4. Accrued pension at age 65, the normal retirement age.

5. Share options

Details of options granted to executive directors, under the Company's executive share option schemes, are set out in the table below.

	Number of options at 1 April 2001	Options granted during the year	Exercise price	Date from which exercisable	Expiry date	Total number of options at 31 March 2002
Terry Duddy						
07.04.00	93,159	–	375.7p	07.04.03	06.04.10	
07.08.00	81,737	–	428.2p	07.08.03	06.08.10	
11.06.01	–	150,155	612.7p	11.06.04	10.06.11	
						325,051
John Peace						
07.04.00	146,393	–	375.7p	07.04.03	06.04.10	
11.06.01	–	195,854	612.7p	11.06.04	10.06.11	
						342,247
Alan Smart						
11.06.01	–	37,038	612.7p	11.06.04	10.06.11	37,038
David Tyler						
09.12.98	43,088	–	580.2p	09.12.01	08.12.08	
23.06.99	37,308	–	690.2p	23.06.02	22.06.09	
07.04.00	86,505	–	375.7p	07.04.03	06.04.10	
11.06.01	–	114,248	612.7p	11.06.04	10.06.11	
						281,149

The exercise prices represent the average of the middle market quotations of a GUS share as derived from the Daily Official List of The London Stock Exchange for the three immediately preceding dealing days to the date on which options were granted.

The options were granted at a value equivalent to basic annual salary in accordance with the current rule that annual option grants to any individual should not be in respect of shares with a value in excess of basic annual salary (or twice salary in exceptional circumstances).

The options may not be exercised unless, during a period of three consecutive financial years, Group earnings per share have increased by an average of at least 4 per cent per annum more than the Retail Prices Index.

The market price of the shares at the end of the financial year was 700p; the highest and lowest prices during the financial year were 704p and 441p respectively.

Phantom share option
As reported last year, a 'phantom' share option was granted to Victor Barnett with effect from 1 August 2000. The option is exercisable in the period from 1 August 2003 to 31 July 2006. On exercise, Mr Barnett will be paid a cash sum equal to any increase in the value of 164,007 shares in the Company from 1 August 2000 – when the share price was 430p – to the date of exercise.

As permitted by paragraph 13.13 A(b) of the Listing Rules of the Financial Services Authority, shareholder approval of this option was not sought because the option was granted specifically to facilitate the retention of Mr Barnett in unusual circumstances. These circumstances were that Mr Barnett was not eligible to participate in the Company's long-term senior executive incentive schemes.

SAYE share option scheme
As reported last year, a SAYE share option scheme has been introduced for employees in the UK and Ireland and, on 9 February 2001, options were granted over 11.54 million shares to 14,041 employees at an exercise price of 384p. This represented a take-up rate of 36 per cent among eligible employees.

Options granted to directors under the SAYE share option scheme were as follows:

	Number of options at 31 March 2001 and 2002	Exercise price	Date from which exercisable	Expiry date
Sir Victor Blank	4,394	384p	01.05.06	31.10.06
Terry Duddy	4,394	384p	01.05.06	31.10.06
Lord Harris of Peckham	2,522	384p	01.05.04	31.10.04
Lady Patten of Wincanton	2,522	384p	01.05.04	31.10.04
John Peace	4,394	384p	01.05.06	31.10.06
Oliver Stocken	4,394	384p	01.05.06	31.10.06
David Tyler	4,394	384p	01.05.06	31.10.06

6. Long term incentive plans

As a result of the introduction of the Performance Share Plan, referred to on pages 25 and 26, the LTIP arrangements of John Peace and Terry Duddy were not renewed. The final payments were made to Mr Peace and Mr Duddy under their respective plans and are shown in the Directors' Emoluments table. These payments have not been taken into account in determining the pension entitlements of the two executives.

Performance share plan

An award under the Company's Performance Share Plan takes the form of a deferred right to acquire shares at no cost to the participant. The vesting of these awards is subject to the performance conditions described on pages 25 and 26.

Awards to present directors under the Plan have been as follows:

	Shares awarded at 31 March 2001	Shares awarded during the year to 31 March 2002	Price	Vesting date	Total shares awarded at 31 March 2002
Terry Duddy					
07.04.00	74,527	–	375.7p	June 2003	
11.06.01	–	37,538	612.7p	June 2004	
					112,065
John Peace					
07.04.00	146,393	–	375.7p	June 2003	
11.06.01	–	48,963	612.7p	June 2004	
					195,356
David Tyler					
07.04.00	69,204	–	375.7p	June 2003	
11.06.01	–	28,562	612.7p	June 2004	
					97,766

The price by reference to which awards are determined represents the average of the middle market quotations of a GUS share as derived from The Daily Official List of The London Stock Exchange for the three immediately preceding dealing days to the date on which awards were made.

7. Directors' interests

The beneficial interests of the directors together with non-beneficial interests in the Ordinary shares of the Company are shown below in sections (i) and (ii). Share options granted to directors and awards under the Performance Share Plan are shown on pages 29 and 31. The directors have no interests in the debentures of the Company or in any shares or debentures of the Company's subsidiaries.

	31 March 2002	1 April 2001 or date of appointment
(i) Beneficial holdings		
Victor Barnett	**1,721,668**	1,721,668
Sir Victor Blank	**100,000**	100,000
Terry Duddy	**2,500**	2,500
Lord Harris of Peckham	**7,200**	7,200
Frank Newman	**–**	–
Lady Patten of Wincanton	**4,370**	4,370
John Peace	**30,000**	30,000
Sir Alan Rudge	**3,950**	3,950
Alan Smart	**–**	–
Oliver Stocken	**12,621**	12,500
David Tyler	**20,000**	20,000
(ii) Non-beneficial holdings		
Sir Victor Blank	**3,000**	3,000
Lord Harris of Peckham	**25,000**	25,000

On behalf of the Board

Lady Patten of Wincanton
Chairman – Remuneration Committee

28 May 2002

Corporate social responsibility

Corporate Social Responsibility (CSR) embraces all of the ways in which a company affects society, including the effects of its products, how it treats staff and suppliers, and its stance on issues such as the environment and human rights. In the UK, the 'Winning with Integrity' report from the non-governmental organisation Business in the Community defined seven areas for companies to manage:

- The company purpose and values – the fundamental sustainability of the company's mission and how the values are developed and communicated.
- The way the company treats its employees.
- The social impacts of the company's products and behaviour in the marketplace.
- The company's management of human rights.
- Community relations.
- Environmental issues.
- The management frameworks supporting these areas.

There is no question that the primary responsibility of any company is to satisfy its shareholders, but the Board of GUS believes that the Company is better placed to make a long-term return if it considers carefully its impact on society. To that end, the Company is making an investment in its management of CSR, which must be weighed against the benefits it produces. In this context, our principal objectives are:

- The management and control of non-financial risks and opportunities.
- Reducing operating costs.
- Satisfying the needs of our shareholders, including those in the field of Socially Responsible Investment (SRI).
- Delivering other less tangible benefits to our reputation and to our relationships with employees and customers.

Management arrangements

Overall responsibility for CSR lies with David Morris, the GUS Company Secretary. This reflects both the links between corporate governance and CSR and the increasing shareholder interest in the subject.

He ensures that CSR issues have a regular place on the Board agenda and is supported by a CSR Steering Group under his chairmanship. The formal Terms of Reference for this Group include the highlighting of risks and opportunities for the attention of the Board and the setting of indicators by which GUS will measure its progress.

This CSR Group draws on staff with relevant expertise from all of the Group's main businesses, including experts in communications, internal audit, community affairs, consumer rights and the environment. It is also supported by external advisers.

GUS is committed to benchmarking its CSR performance, both within the Company and externally using a set of quantified indicators. We will use these indicators to set targets and measure and report our progress.

Business in the Community has established a working group of twenty large companies to establish and pilot a common set of CSR indicators across all participants. GUS is pleased to be part of that group and data on our CSR indicators will shortly be found on the working group website (www.iosreporting.org).

GUS has developed an overarching set of CSR Principles, which have been reviewed and approved by the Board. The next stage is for each of the Group businesses to be confident that they have in place appropriate policies to support these principles. In the coming months, each business will be asked to review its existing policies to ensure they cover all of the relevant areas and meet the standards of our CSR Principles.

Risks and opportunities

The CSR 'agenda' presents both risks and opportunities for GUS and CSR is an integral part of our ongoing risk management processes. All risks, including those in the supply chain and those relating to the environment and human rights, should be identified, understood and controlled appropriately and senior management kept informed of progress and problems. Each divisional company performs an annual risk assessment, which includes non-financial risks. The results of these assessments are reported to the Board through the Audit Committee, and are used to direct the Internal Audit function to any areas requiring review or independent verification.

In the year ahead, we plan to implement a standard method for inclusion of CSR related risks in all divisional risk assessments, which will allow us to improve comparison of risks across divisions, the effectiveness of our control and audit procedures, and our ability to report these risks. We will further establish our programmes on social and ethical standards in our supply chains.

CSR may present opportunities to deliver new services to our business customers, who themselves are managing their own corporate responsibilities. There is also scope to improve the choice of products we offer to consumers, catering for those who make ethical choices in their purchases or those with special needs. We are seeking to strengthen the way in which we identify CSR-related opportunities, including the promotion of particular 'cause related' consumer products.

Reducing operating costs

Reducing our environmental impact offers us cost benefits. We regard the management of energy, waste and other costs as 'business as usual' rather than as a separate environmental initiative, so we must be careful to avoid double-counting the benefits. However, it is helpful to consider the scale of the savings and an example is shown below.

In the year ended March 2001, our UK businesses consumed 407m kWh of energy in their premises. The following year (ended March 2002) this figure was 390m kWh, representing a fall of roughly 4%. Over the same time period, the turnover of the UK businesses rose by 9%, representing a significant energy saving. Taking an average unit cost for the business, this equates to an annual saving of over £1.5m.

Socially responsible investment

Over the past year, GUS has had dialogue on CSR with several major shareholders, providing us with the opportunity to talk through our progress and plans. These meetings have been very productive, allowing us to understand clearly the areas of concern for our investors. We seek to ensure that our investors are convinced that we have clear sight of both the risks and opportunities.

In specific terms, GUS is now listed in two 'ethical' indices. We are a component in the UK FTSE4Good Index, which comprises a subset of the UK's largest companies, selected using environmental and ethical criteria.

We are also included in the Dow Jones Global Sustainability Index which uses a complex and rigorous assessment process to pick the most 'sustainable' companies from a global base of over 3,000 organisations. GUS is one of some 300 companies listed in the Global Index.

Both of these indices are in their early days, but it seems clear that the value of 'socially responsible' funds will continue to grow and that companies able to demonstrate their credentials will in time reap the benefits of a larger market for their shares.

Report of the auditors

Independent auditors' report to the members of GUS plc

We have audited the financial statements which comprise the Group profit and loss account, the statement of total recognised gains and losses, the note of historical cost profits, the reconciliation of movement in shareholders' funds, the Group balance sheet, the Parent Company balance sheet, the Group cash flow statement, and the notes to the financial statements.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the chairman's statement, the chief executive's review, the operational review, the financial review, the directors' report, the corporate social responsibility report, the corporate governance statement, the report on directors' remuneration and related matters and the statement of directors' responsibilities.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Manchester
28 May 2002

Group profit and loss account

for the year ended 31 March 2002

	Notes	2002 Before Exceptional Items £m	2002 Exceptional Items (Note 5) £m	2002 Total £m	2001 (Restated) (Note 1) £m
Turnover – continuing operations		**6,457.3**	**–**	**6,457.3**	6,040.6
Cost of sales		**(3,868.9)**	**–**	**(3,868.9)**	(3,638.0)
Gross profit		**2,588.4**	**–**	**2,588.4**	2,402.6
Net operating expenses before goodwill charge		**(2,028.3)**	**(36.4)**	**(2,064.7)**	(1,925.0)
Goodwill charge		**(99.4)**	**(27.5)**	**(126.9)**	(92.3)
Net operating expenses	4	**(2,127.7)**	**(63.9)**	**(2,191.6)**	(2,017.3)
Operating profit – continuing operations		**460.7**	**(63.9)**	**396.8**	385.3
Share of operating profit of BL Universal PLC (joint venture)		**24.8**	**–**	**24.8**	29.6
Share of operating profit of associated undertakings		**33.7**	**–**	**33.7**	11.6
(Loss)/profit on sale of fixed asset investments		**–**	**(2.1)**	**(2.1)**	4.6
Trading profit		**519.2**	**(66.0)**	**453.2**	431.1
Loss on sale of businesses		**–**	**(6.6)**	**(6.6)**	(50.3)
Profit on ordinary activities before interest		**519.2**	**(72.6)**	**446.6**	380.8
Net interest	6	**(66.5)**	**–**	**(66.5)**	(71.0)
Profit on ordinary activities before taxation	7	**452.7**	**(72.6)**	**380.1**	309.8
Tax on profit on ordinary activities	8			**(122.1)**	(106.1)
Profit on ordinary activities after taxation	9			**258.0**	203.7
Equity minority interests				**(1.4)**	–
Profit for the year				**256.6**	203.7
Dividends	10			**(216.4)**	(209.9)
Retained profit/(loss) for the year				**40.2**	(6.2)
Earnings per share	11				
– Basic				**25.7p**	20.3p
– Diluted				**25.5p**	20.3p
Earnings per share before amortisation of goodwill and exceptional items	11				
– Basic				**41.7p**	37.2p
– Diluted				**41.4p**	37.2p

Statement of total recognised gains and losses

for the year ended 31 March 2002

	2002 Group* £m	2002 BL Universal PLC (Joint venture) £m	2002 Associated under-takings £m	2002 Total £m	2001 Group* £m	2001 BL Universal PLC (Joint venture) £m	2001 Associated under-takings £m	2001 Total £m
Profit for the year	**222.4**	**2.2**	**32.0**	**256.6**	190.7	2.6	10.4	203.7
Revaluation of properties	–	**(9.7)**	–	**(9.7)**	(0.3)	(16.8)	–	(17.1)
Currency translation differences	**(41.9)**	–	–	**(41.9)**	(64.6)	–	3.8	(60.8)
Total recognised gains and losses for the year	**180.5**	**(7.5)**	**32.0**	**205.0**	125.8	(14.2)	14.2	125.8

* Excluding joint venture and associated undertakings.

Note of historical cost profits

for the year ended 31 March 2002

	2002 £m	2001 £m
Reported profit on ordinary activities before taxation	**380.1**	309.8
Realisation of property revaluation gains of previous years	**7.7**	127.9
Difference between historical cost depreciation charge and the actual charge for the year calculated on the revalued amount	**0.8**	1.1
Historical cost profit on ordinary activities before taxation	**388.6**	438.8
Historical cost retained profit for the year after taxation and dividends	**48.7**	122.8

The realisation of property revaluation gains of previous years arises mainly on the repayment of loans by BL Universal PLC.

Reconciliation of movement in shareholders' funds

for the year ended 31 March 2002

	2002 £m	2001 £m
Profit for the year	**256.6**	203.7
Dividends	**(216.4)**	(209.9)
	40.2	(6.2)
Goodwill on disposals	**4.0**	40.4
Goodwill charged to reserves*	–	(1.2)
Shares issued under option schemes	**1.7**	1.5
Revaluation of properties	**(9.7)**	(17.1)
Currency translation differences	**(41.9)**	(60.8)
	(5.7)	(43.4)
Opening shareholders' funds	**2,422.9**	2,466.3
Closing shareholders' funds	**2,417.2**	2,422.9

* Deferred consideration in respect of acquisitions by Experian prior to the adoption of FRS 10.

Group balance sheet

at 31 March 2002

	Notes	2002 £m	2002 £m	2001 £m	2001 £m
Fixed assets					
Goodwill	12		**1,421.5**		1,516.2
Other intangible assets	13		**191.7**		178.9
Tangible assets	14		**847.1**		737.4
Investment in joint venture	15				
Share of gross assets		**416.1**		525.0	
Share of gross liabilities		**(308.4)**		(409.8)	
		107.7		115.2	
Loans to joint venture		**87.6**	**195.3**	93.8	209.0
Other investments	16		**115.4**		87.9
			2,771.0		2,729.4
Current assets					
Stocks	17		**590.4**		570.8
Debtors – due within one year	18		**1,705.5**		1,561.3
– due after more than one year	18		**200.0**		221.9
Securitised receivables	19	**263.4**		646.7	
Less: non-recourse borrowings		**(201.0)**	**62.4**	(581.5)	65.2
Investments	20		**53.1**		53.3
Bank balances and cash			**202.6**		304.7
			2,814.0		2,777.2
Creditors					
Amounts due within one year	21		**(2,171.3)**		(2,236.2)
Net current assets			**642.7**		541.0
Total assets less current liabilities			**3,413.7**		3,270.4
Creditors – amounts due after more than one year	22		**(864.6)**		(713.5)
Provisions for liabilities and charges	24		**(126.5)**		(134.0)
Net assets			**2,422.6**		2,422.9
Capital and reserves					
Called up share capital	25		**251.7**		251.6
Share premium account	26		**3.4**		1.8
Revaluation reserve	26		**120.9**		136.6
Profit and loss account	26		**2,041.2**		2,032.9
Shareholders' funds			**2,417.2**		2,422.9
Minority interests			**5.4**		–
Capital employed			**2,422.6**		2,422.9

Approved by the Board
on 28 May 2002

John Peace Group Chief Executive
David Tyler Group Finance Director

Parent company balance sheet

at 31 March 2002

	Notes	2002 £m	2002 £m	2001 £m	2001 £m
Fixed assets					
Tangible assets	14		**4.6**		3.4
Investments in group undertakings	16		**3,158.6**		3,158.6
Investment in joint venture	15				
Shares		**2.4**		2.4	
Loans		**87.6**	**90.0**	93.8	96.2
Other investments	16		**32.8**		14.4
			3,286.0		3,272.6
Current assets					
Debtors – due within one year	18		**4,173.2**		3,859.3
– due after more than one year	18		**7.0**		–
Bank balances and cash			**7.4**		165.1
			4,187.6		4,024.4
Creditors					
Amounts due within one year	21		**(4,564.1)**		(4,413.2)
Net current liabilities			**(376.5)**		(388.8)
Total assets less current liabilities			**2,909.5**		2,883.8
Creditors – amounts due after more than one year	22		**(651.9)**		(655.3)
Provisions for liabilities and charges	24		**(36.3)**		(16.5)
Net assets			**2,221.3**		2,212.0
Capital and reserves					
Called up share capital	25		**251.7**		251.6
Share premium account	26		**3.4**		1.8
Profit and loss account	26		**1,966.2**		1,958.6
Shareholders' funds			**2,221.3**		2,212.0

Approved by the Board
on 28 May 2002

John Peace Group Chief Executive
David Tyler Group Finance Director

Group cash flow statement

for the year ended 31 March 2002

	Notes	2002 £m	2001 (Restated) (Note 1) £m
Cash flow from operating activities	31(a)	**540.5**	645.7
Dividends received from associated undertakings		**22.8**	6.9
Returns on investments and servicing of finance	31(b)	**(43.0)**	(54.6)
Taxation		**(82.0)**	(94.7)
Capital expenditure	31(c)	**(321.8)**	(267.6)
Financial investment	31(d)	**(15.5)**	(38.5)
Acquisition of subsidiaries	31(e)	**(34.3)**	(172.7)
Disposal of subsidiaries	31(f)	**6.3**	228.9
Dividends paid		**(212.8)**	(206.4)
Cash (outflow)/inflow before management of liquid resources and financing		**(139.8)**	47.0
Management of liquid resources	31(g)	**(18.0)**	118.9
Financing – issue of shares		**1.7**	1.5
– change in debt and lease financing	31(h)	**74.6**	(195.5)
Decrease in cash		**(81.5)**	(28.1)

Reconciliation of net cash flow to movement in net debt

	Notes	2002 £m	2001 (Restated) (Note 1) £m
Decrease in cash		**(81.5)**	(28.1)
Cash (inflow)/outflow from movement in debt and lease financing		**(74.6)**	195.5
Cash outflow/(inflow) from movement in liquid resources		**18.0**	(118.9)
Movement in net debt resulting from cash flows		**(138.1)**	48.5
Loans and finance leases acquired with subsidiary		**(7.2)**	(3.1)
New finance leases		**(4.9)**	(3.4)
Exchange movements		**(3.8)**	(118.7)
Movement in net debt		**(154.0)**	(76.7)
Net debt at beginning of year	31(i)	**(1,130.4)**	(1,053.7)
Net debt at end of year	31(i)	**(1,284.4)**	(1,130.4)

1. Accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, modified by the revaluation of certain fixed assets, and in accordance with applicable accounting standards in the United Kingdom which have been applied on a consistent basis with previous years except as noted below.

Financial Reporting Standard (FRS) 17, "Retirement Benefits" will be adopted by the Group over the next two years. In accordance with the transitional arrangements, supplementary disclosures are set out in note 36.

The implementation by the Group of FRS 18 "Accounting Policies" and FRS 19 "Deferred Tax" has had no material effect on reported profits. The basis on which interest is reported has been changed in relation to the Financial Services and Finance Divisions to provide a more appropriate presentation of their profitability. Financial Services operating profit is stated after charging £3.0m of funding costs for the Argos store card. The Finance Division is stated after charging a further £4.4m of funding costs over and above the interest charge associated with its non-recourse borrowing. Comparative figures have been restated and the effect is to reduce both operating profit and net interest by £13.9m in the year ended 31 March 2001. There is no effect on profit before taxation.

Compliance with SSAP 19, "Accounting for Investment Properties", requires a departure from the requirements of the Companies Act 1985 relating to the depreciation of investment properties, as explained in the "Tangible fixed assets" note below.

Basis of consolidation

The consolidated financial statements incorporate the assets, liabilities and results of the Company and its subsidiary undertakings. The results of subsidiary undertakings acquired or disposed of during the year are included in the consolidated results from, or up to, the effective date of acquisition or disposal.

Turnover

Turnover represents goods and services sold to customers outside the Group, less returns and sales taxes, and earned finance income.

Joint ventures and associated undertakings

The Group's share of the profits of joint ventures and associated undertakings is included in the Group profit and loss account. Loans to joint ventures and associated undertakings and the Group's share of net assets are included in the Group balance sheet.

Tangible fixed assets

Investment properties are revalued annually and included in the balance sheet at their open market value. In accordance with SSAP 19, no depreciation is provided in respect of investment properties except for leaseholds with less than 20 years to run. This represents a departure from the Companies Act 1985 requirement concerning the depreciation of fixed assets. Had SSAP19 not been followed the depreciation charge for the financial year would not have been material.

As permitted by FRS 15 the Group has adopted a policy of not revaluing trading properties and previously revalued trading properties are included at their valuation at 31 March 1996 less depreciation. Certain Reality specialist warehouses, all Argos properties and leasehold trading properties with 20 years or less to run had not previously been revalued and remain at depreciated historical cost.

Land is not depreciated. Freehold properties are depreciated over 50 years by equal annual instalments. Leasehold premises with unexpired lease terms of 50 years or less are depreciated by equal annual instalments over the remaining period of the lease. Plant, vehicles and equipment are depreciated by equal annual instalments over 2 to 10 years according to the estimated life of the asset. Equipment on hire or lease is depreciated over the period of the lease.

Goodwill

For acquisitions of subsidiary undertakings and investments in joint ventures and associated undertakings made on or after 1 April 1998, goodwill (being the excess of purchase consideration over the fair value of net assets) is capitalised as an intangible fixed asset. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of the Group. Goodwill arising on acquisitions is amortised by equal annual instalments over its estimated useful economic life, up to a maximum of 20 years.

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. On the disposal of a business, any goodwill previously written off against reserves is included in the profit or loss on disposal.

Impairment of fixed assets and goodwill

Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". Any impairment is recognised in the profit and loss account in the year in which it occurs.

1. Accounting policies continued

Other intangible fixed assets

Intangible fixed assets other than goodwill comprise the data purchase and data capture costs of internally developed databases and are capitalised under SSAP 13 to recognise these costs over the period of their commercial use. Depreciation is provided by equal annual instalments on the cost of the assets over 3 to 5 years.

Stocks

Stocks and work in progress are valued at the lower of cost and net realisable value.

Instalments and hire purchase debtors

The gross margin from sales on extended credit terms is recognised at the time of sale. The finance charges relating to these sales are included in the profit and loss account as and when instalments are received. The income in the Finance Division under instalment agreements is credited to the profit and loss account in proportion to the reducing balances outstanding.

Leases

The book value of finance lease receivables is included in debtors. Net income is credited to the profit and loss account to achieve a constant rate of return on the net funds invested. Gross rental income and expenditure in respect of operating leases are recognised on a straight line basis over the periods of the leases.

Assets acquired under finance leases are included in tangible fixed assets. The interest element of lease rentals is charged to the profit and loss account over the life of the lease in proportion to the outstanding lease commitment. All other leases are operating leases, and the annual rentals are charged to the profit and loss account as incurred.

Foreign currency

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the results are translated into sterling at average rates of exchange. Differences arising on the retranslation of opening net assets, profits and losses at average rates and borrowings designated as hedges are dealt with through reserves. Exchange profits and losses which arise from normal trading activities are included in the profit and loss account.

Derivative financial instruments

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates and interest rates. Derivative instruments utilised by the Group include interest rate swaps, currency swaps and forward currency contracts. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest expense over the period of the contract. Forward currency contracts are accounted for as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account. Financial instruments hedging the risk on foreign currency assets are re-valued at the balance sheet date and the resulting gain or loss is offset against that arising from the translation of the underlying assets into sterling.

Deferred taxation

Deferred taxation is provided in respect of all timing differences that have originated but not reversed at the balance sheet date and is determined using the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse. Deferred tax assets are recognised only to the extent that they are expected to be recoverable. Deferred taxation is discounted using the post tax yields to maturity that could be obtained at the balance sheet date on relevant government bonds with maturity dates similar to those of the deferred taxation assets and liabilities.

Incentive plans

The Group's share based incentive plans are accounted for in accordance with Urgent Issues Task Force (UITF) Abstract 17 "Employee Share Schemes". The cost of shares acquired by the Group's ESOP trusts or the fair market value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate accrual made.

The Company operates a Save As You Earn scheme that allows for the grant of share options at a discount to the market price at the date of the grant. The Company has made use of the exemption under UITF Abstract 17 not to recognise any compensation charge in respect of these options.

Pension costs

The Group operates pension plans throughout the world. The two major defined benefit schemes are in the United Kingdom with similar arrangements being in place for eligible employees in North America, South Africa and in The Netherlands. The assets covering these arrangements are held in independently administered funds.

The cost of providing defined pension benefits is charged to the profit and loss account over the anticipated period of employment in accordance with recommendations made by independent qualified actuaries.

The Group also operates defined contribution pension schemes, the major one being in the United Kingdom with its assets held in an independently administered fund. The cost of providing these benefits, recognised in the profit and loss account, comprises the amount of contributions payable to the schemes in respect of the year.

for the year ended 31 March 2002

2. Divisional analysis

	Turnover 2002 £m	Turnover 2001 £m	Profit before taxation 2002 £m	Profit before taxation (Restated) (Note 1) 2001 £m	Net assets 2002 £m	Net assets 2001 £m
Experian	**1,092.1**	1,018.4	**229.1**	216.6	**665.9**	508.1
Argos Retail Group						
Argos	**2,846.9**	2,387.0	**204.0**	160.8	**269.2**	284.0
Home Shopping – UK & Ireland	**1,533.3**	1,540.4	**33.1**	25.1	**624.0**	502.8
Financial Services	**10.7**	–	**(4.8)**	4.5	**111.5**	33.3
Home Shopping – Continental Europe	**237.9**	322.2	**22.4**	21.7	**213.6**	184.1
	4,628.8	4,249.6	**254.7**	212.1	**1,218.3**	1,004.2
Reality	**470.9**	476.0	**0.5**	5.1	**86.3**	105.3
Burberry	**499.2**	424.7	**90.3**	69.5	**208.4**	168.6
South African Retailing	**122.7**	150.2	**30.9**	30.7	**115.9**	147.4
Finance Division	**29.6**	113.8	**15.1**	20.2	**274.7**	737.8
Property	–	–	**24.8**	29.6	**195.3**	209.1
gusco.com	**1.3**	1.0	**(9.7)**	(12.6)	**0.2**	1.0
	6,844.6	6,433.7	**635.7**	571.2	**2,765.0**	2,881.5
Inter-divisional turnover (mainly Reality)	**(387.3)**	(393.1)				
	6,457.3	6,040.6				
Central costs			**(17.1)**	(10.1)		
			618.6	561.1		
Net interest (Note 6)			**(66.5)**	(74.3)		
Profit before amortisation of goodwill, exceptional items and taxation			**552.1**	486.8		
Amortisation of goodwill (principally Argos)			**(99.4)**	(92.3)	**1,421.5**	1,516.2
Exceptional items (Note 5)			**(72.6)**	(84.7)		
Profit before taxation			**380.1**	309.8		
Net borrowings (including non-recourse borrowings)					**(1,485.4)**	(1,711.9)
Dividends and taxation					**(256.8)**	(221.0)
Acquisition consideration due					**(21.7)**	(41.9)
Net assets					**2,422.6**	2,422.9

The profit before taxation of the Property division represents the Group's share of the operating profit of the joint venture, BL Universal PLC.

3. Geographical analysis

	Turnover by destination 2002 £m	Turnover by destination 2001 £m	Turnover by origin 2002 £m	Turnover by origin 2001 £m	Profit before taxation 2002 £m	Profit before taxation 2001 (Restated) (Note 1) £m	Net assets 2002 £m	Net assets 2001 £m
United Kingdom & Ireland	**4,783.2**	4,377.2	**4,976.7**	4,550.9	**367.9**	318.4	**1,727.6**	2,017.6
Continental Europe	**635.4**	668.2	**533.2**	582.4	**46.6**	50.2	**331.1**	278.4
North America	**800.5**	753.5	**793.7**	745.7	**161.2**	154.3	**592.2**	437.6
Rest of World	**238.2**	241.7	**153.7**	161.6	**42.9**	38.2	**114.1**	147.9
	6,457.3	6,040.6	**6,457.3**	6,040.6	**618.6**	561.1	**2,765.0**	2,881.5
Net interest (Note 6)					**(66.5)**	(74.3)		
Profit before amortisation of goodwill, exceptional items and taxation					**552.1**	486.8		
Amortisation of goodwill (principally Argos)					**(99.4)**	(92.3)	**1,421.5**	1,516.2
Exceptional items (Note 5)					**(72.6)**	(84.7)		
Profit before taxation					**380.1**	309.8		
Net borrowings (including non-recourse borrowings)							**(1,485.4)**	(1,711.9)
Dividends and taxation							**(256.8)**	(221.0)
Acquisition consideration due							**(21.7)**	(41.9)
Net assets							**2,422.6**	2,422.9

4. Net operating expenses

	2002 £m	2001 £m
Distribution costs	**865.2**	872.5
Administrative expenses (including goodwill £126.9m (2001 £92.3m))	**1,326.4**	1,144.8
	2,191.6	2,017.3

Administrative expenses include an exceptional charge of £63.9m (2001 £43.6m) comprising restructuring costs of £36.4m (2001 £43.6m) and the impairment of goodwill of £27.5m (2001 nil) (Note 5).

5. Exceptional items

	2002 £m	2001 £m
Exceptional items comprise:		
Restructuring costs:		
Redundancy and other costs incurred in connection with the combination of Argos and Home Shopping operations and the formation of Reality	**36.4**	30.5
Redundancy and associated costs incurred in connection with the closure of General Guarantee Finance to new business	**–**	13.1
	36.4	43.6
Impairment of goodwill (principally Reality Solutions)	**27.5**	–
	63.9	43.6
VAT refunds in UK Home Shopping (including interest of £3.3m)	**–**	(4.6)
Loss/(profit) on sale of fixed asset investments	**2.1**	(4.6)
	66.0	34.4
Loss on sale of businesses	**6.6**	50.3
Exceptional charge	**72.6**	84.7

The loss/(profit) on the sale of fixed asset investments relates to the disposal by Experian of internet related investments in the US, and is after charging £3.7m (2001 nil) of goodwill previously written off to reserves.

The loss on sale of businesses, after charging goodwill previously written off to reserves, comprises:

	2002 £m	2001 £m
Universal Versand	**–**	23.0
Highway Vehicle Management	**–**	13.0
Other disposals	**6.6**	14.3
	6.6	50.3
Goodwill previously written off to reserves	**0.3**	40.4

6. Net interest

	2002 £m	2001 (Restated) (Note 1) £m
Interest income:		
Bank deposits and other	**23.2**	30.0
Group share of interest income of associated undertakings	**0.3**	0.5
	23.5	30.5
Interest expense:		
Bank loans and overdrafts	**43.3**	55.6
Eurobonds	**36.2**	37.1
Finance leases	**0.8**	1.4
Group share of interest expense of joint venture	**17.0**	20.9
Group share of interest expense of associated undertakings	**0.1**	0.4
Gross interest expense	**97.4**	115.4
Less: interest charged to cost of sales	**(7.4)**	(13.9)
	90.0	101.5
Net interest expense	**66.5**	71.0

Interest income in the year to 31 March 2001 includes exceptional interest of £3.3m in respect of VAT refunds.

Interest charged to cost of sales comprises £3.0m (2001 nil) in respect of the Argos store card and £4.4m (2001 £13.9m) in respect of the Finance Division.

for the year ended 31 March 2002

7. Profit on ordinary activities before taxation		2002 £m	2001 £m
Profit on ordinary activities before taxation is stated after charging/(crediting):			
Net income under finance leases		**(1.6)**	(5.6)
Property rental income under operating leases		**(3.3)**	(3.1)
Other rental income under operating leases	– Highway Vehicle Management	**–**	(27.3)
Operating lease rental expense	– land and buildings	**113.4**	96.4
	– plant, vehicles and equipment	**38.1**	34.8
Amortisation of goodwill		**99.4**	92.3
Impairment of goodwill		**27.5**	–
Amortisation of own shares		**2.6**	1.8
Depreciation of tangible and intangible fixed assets	– assets owned	**200.0**	204.4
	– under finance leases	**8.8**	8.2
Audit fees		**2.0**	1.9
Auditors' remuneration for non-audit services	– accounting, tax and transactions related advice	**2.2**	4.8
	– other advice	**3.5**	3.5

Auditors' remuneration for non-audit services does not include £3.1m of fees in connection with the planned Burberry IPO which are included in prepayments. The guidelines covering the use of the Company's auditors for non-audit services are set out in the Corporate Governance Report on page 20.

8. Tax on profit on ordinary activities	2002 £m	2001 £m
(a) Analysis of charge for the year		
Current tax:		
UK Corporation tax on profits of the year	**79.7**	171.4
Double taxation relief	**(14.1)**	(112.7)
Adjustments in respect of previous years	**(0.5)**	1.3
	65.1	60.0
Overseas tax	**46.8**	45.5
Group share of tax on profits of joint venture	**1.0**	1.1
Group share of tax on profits of associated undertakings	**1.9**	1.3
Total current tax charge for the year	**114.8**	107.9
Deferred tax:		
Origination and reversal of timing differences	**27.4**	17.5
Increase in discount	**(20.1)**	(19.9)
Adjustments in respect of previous years	**–**	0.6
Tax on profit on ordinary activities	**122.1**	106.1
(b) Factors affecting the tax charge for the year		
The tax charge for the year is higher than the standard rate of Corporation tax in the UK (30%).		
The differences are explained below:		
Profit on ordinary activities before taxation	**380.1**	309.8
Profit on ordinary activities before taxation multiplied by the standard rate of corporation tax in the UK of 30%	**114.0**	92.9
Effects of:		
Adjustments to tax charge in respect of previous years	**(0.5)**	1.3
Expenses not deductible for tax purposes	**8.9**	25.3
Goodwill amortisation not deductible for UK tax purposes	**38.1**	27.9
Tax relief in respect of US goodwill written off to reserves	**(22.1)**	(19.9)
Differences in effective tax rates on overseas earnings	**(16.3)**	(29.3)
Other timing differences	**(7.3)**	9.7
Current tax charge for the year	**114.8**	107.9

(c) Factors that may affect future tax charges
In the foreseeable future, the differences in effective tax rates on overseas earnings and the tax relief in respect of US goodwill are expected to have similar effects as this year on the Group's tax charge. Changes in long term interest rates would affect the discount applied to deferred taxation.

(d) The tax charge includes the following amounts attributable to exceptional items:	2002 £m	2001 £m
Tax relief on restructuring costs	**(11.0)**	(10.3)
Tax on refund of VAT	**–**	1.4
Tax (relief)/charge on (loss)/profit on sale of fixed asset investments	**(0.6)**	1.6
	(11.6)	(7.3)

9. Profit on ordinary activities after taxation

Profit on ordinary activities after taxation includes £224.0m (2001 £439.6m) which is dealt with in the financial statements of the Company. As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

10. Dividends

	2002 £m	2001 £m
Interim paid – 6.5p per share (2001 6.2p)	**64.5**	62.1
Final proposed – 15.2p per share (2001 14.8p)	**151.9**	147.8
Total – 21.7p per share (2001 21.0p)	**216.4**	209.9

11. Basic and diluted earnings per share

	2002 pence	2001 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**41.7**	37.2
Effect of amortisation of goodwill	**(9.9)**	(9.2)
Effect of exceptional items	**(6.1)**	(7.7)
Basic earnings per share	**25.7**	20.3

The calculation of basic earnings per share is based on profit for the year of £256.6m (2001 £203.7m) divided by the weighted average number of Ordinary shares in issue of 999,811,097 (2001 1,002,535,413). Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group and is based on profit of £417.0m (2001 £373.4m):

	2002 £m	2001 £m
Earnings before amortisation of goodwill and exceptional items	**417.0**	373.4
Effect of amortisation of goodwill	**(99.4)**	(92.3)
Effect of exceptional items	**(61.0)**	(77.4)
Profit after taxation	**256.6**	203.7

	2002 m	2001 m
Weighted average number of Ordinary shares in issue during the year*	**999.8**	1,002.5
Dilutive effect of options outstanding	**7.4**	–
Diluted weighted average number of Ordinary shares in issue during the year	**1,007.2**	1,002.5

* Excluding those held by The GUS plc ESOP Trust and The GUS plc ESOP Trust No. 2 upon which dividends have been waived.

The calculation of diluted earnings per share reflects the potential dilutive effect of the exercise of employee share options.

12. Goodwill

	Argos £m	Other acquisitions £m	Total £m
Group			
Cost			
At 1 April 2001	1,554.9	213.3	1,768.2
Differences on exchange	–	(2.6)	(2.6)
Additions	–	34.7	34.7
Sale of businesses	–	(0.5)	(0.5)
At 31 March 2002	**1,554.9**	**244.9**	**1,799.8**
Amortisation			
At 1 April 2001	228.0	24.0	252.0
Differences on exchange	–	(0.1)	(0.1)
Charge for year	78.0	21.4	99.4
Impairment of goodwill	–	27.5	27.5
Sale of businesses	–	(0.5)	(0.5)
At 31 March 2002	**306.0**	**72.3**	**378.3**
Net Book Value at 31 March 2001	1,326.9	189.3	1,516.2
Net Book Value at 31 March 2002	**1,248.9**	**172.6**	**1,421.5**

for the year ended 31 March 2002

13. Other intangible assets

	Databases £m
Group	
Cost	
At 1 April 2001	406.1
Differences on exchange	(0.8)
Acquisition of subsidiaries	10.0
Additions	71.1
Disposals	(134.0)
At 31 March 2002	**352.4**
Amortisation	
At 1 April 2001	227.2
Differences on exchange	(0.4)
Charge for year	67.9
Disposals	(134.0)
At 31 March 2002	**160.7**
Net Book Value at 31 March 2001	178.9
Net Book Value at 31 March 2002	**191.7**

14. Tangible assets

	Freehold properties	Leasehold properties		Plant vehicles & equipment	Assets in course of construction	Total
		Long leasehold	Short leasehold			
	£m	£m	£m	£m	£m	£m
Group						
Cost or valuation						
At 1 April 2001	341.9	19.8	101.3	972.0	29.5	1,464.5
Differences on exchange	(0.3)	0.1	(0.1)	(7.4)	(0.1)	(7.8)
Acquisition of subsidiaries	–	–	0.7	9.2	–	9.9
Additions	14.5	–	48.6	197.1	5.7	265.9
Reclassifications	1.6	–	22.6	2.6	(26.8)	–
Sale of businesses	(2.1)	(5.6)	–	(17.1)	–	(24.8)
Disposals	(3.9)	(0.1)	(4.3)	(83.5)	–	(91.8)
At 31 March 2002	**351.7**	**14.2**	**168.8**	**1,072.9**	**8.3**	**1,615.9**
Cost	292.3	7.6	168.6	1,072.9	8.3	1,549.7
Valuation – trading properties (1996)	55.9	6.6	0.2	–	–	62.7
Valuation – investment properties (2002)	3.5	–	–	–	–	3.5
	351.7	**14.2**	**168.8**	**1,072.9**	**8.3**	**1,615.9**
Depreciation						
At 1 April 2001	56.4	3.1	44.5	623.1	–	727.1
Differences on exchange	0.1	–	–	(5.3)	–	(5.2)
Acquisition of subsidiaries	–	–	–	3.7	–	3.7
Reclassifications	0.3	–	(1.3)	1.0	–	–
Charge for year	8.7	0.3	9.1	122.8	–	140.9
Sale of businessess	(0.1)	(2.0)	–	(14.1)	–	(16.2)
Disposals	(2.8)	–	(4.1)	(74.6)	–	(81.5)
At 31 March 2002	**62.6**	**1.4**	**48.2**	**656.6**	**–**	**768.8**
Net Book Value at 31 March 2001	285.5	16.7	56.8	348.9	29.5	737.4
Net Book Value at 31 March 2002	**289.1**	**12.8**	**120.6**	**416.3**	**8.3**	**847.1**

14. Tangible assets continued

Investment properties at valuation of £3.5m (2001 £5.2m) are held for hire under operating leases.

The net book value of plant, vehicles and equipment at 31 March 2002 includes £12.2m (2001 £15.3m) acquired under finance leases.

Investment properties of the Company and the Group were revalued as at 31 March 2002 by external valuers, Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors. This valuation was carried out in accordance with the Royal Institution of Chartered Surveyors Appraisal and Valuation Manual. Revalued trading properties are included at their valuation at 31 March 1996 less depreciation.

The valuation at 31 March 1996 was on the basis of open market value for existing use. Other trading properties are included at cost.

On the historical cost basis the net book value of properties carried at valuation is £12.3m (2001 £24.8m), comprising cost of £22.2m (2001 £36.8m) and related depreciation of £9.9m (2001 £12.0m).

	Freehold properties £m	Short leasehold properties £m	Plant vehicles & equipment £m	Total £m
Company				
Cost or valuation				
At 1 April 2001	2.4	0.3	1.4	4.1
Additions	–	1.3	0.7	2.0
Transfer intra-group	0.8	–	–	0.8
Disposals	(0.7)	–	(0.9)	(1.6)
At 31 March 2002	**2.5**	**1.6**	**1.2**	**5.3**
Cost	–	1.6	1.2	2.8
Valuation – investment properties (2002)	2.5	–	–	2.5
	2.5	**1.6**	**1.2**	**5.3**
Depreciation				
At 1 April 2001	–	–	0.7	0.7
Charge for year	–	0.4	0.5	0.9
Disposals	–	–	(0.9)	(0.9)
At 31 March 2002	**–**	**0.4**	**0.3**	**0.7**
Net Book Value at 31 March 2001	2.4	0.3	0.7	3.4
Net Book Value at 31 March 2002	**2.5**	**1.2**	**0.9**	**4.6**

Investment properties at valuation of £2.5m (2001 £2.4m) are held for hire under operating leases.

There is no material difference between the net book value of properties carried at valuation and their historical cost equivalents.

for the year ended 31 March 2002

15. Investment in joint venture	Shares £m	Loans £m	Total £m
Group			
Cost or valuation			
At 1 April 2001	115.2	93.8	209.0
Share of profit after taxation	2.2	–	2.2
Share of revaluation of investment properties	(9.7)	–	(9.7)
Repayment	–	(6.2)	(6.2)
At 31 March 2002	**107.7**	**87.6**	**195.3**

The Group holds 50% of the equity share capital of BL Universal PLC. During the year ended 31 March 2001 BL Universal PLC issued 12,800,000 ordinary non voting shares at par for a consideration of £3.2m to the other shareholder. The Group's share of cumulative retained profits at 31 March 2002 is £16.9m (2001 £14.7m) and its share of the turnover for the year, excluded from Group turnover, is £26.6m (2001 £27.6m).

The consolidated balance sheet of BL Universal PLC is as follows:

	2002 £m	2001 £m
Fixed assets	**813.6**	997.3
Current assets	**18.6**	52.7
Creditors – amounts due within one year	**(72.4)**	(125.3)
Creditors – amounts due after more than one year	**(541.2)**	(691.1)
Shareholders' funds	**218.6**	233.6
Attributable to the Group	**107.7**	115.2

The Group's share of the market value of the debt and derivatives of BL Unversal PLC at 31 March 2002 was £4.2m less than the book value.

	Shares £m	Loans £m	Total £m
Company			
Cost			
At 1 April 2001	2.4	93.8	96.2
Repayment	–	(6.2)	(6.2)
At 31 March 2002	**2.4**	**87.6**	**90.0**

16. Fixed asset investments	Shares in associated undertakings (note a) £m	Other investments (note b) £m	Interests in own shares (note c) £m	Total £m
Group				
Cost or valuation				
At 1 April 2001	59.9	15.6	15.8	91.3
Additions	6.7	0.4	21.5	28.6
Share of profit after taxation	32.0	–	–	32.0
Dividends received	(22.8)	–	–	(22.8)
Disposals	(2.0)	(4.8)	(0.7)	(7.5)
At 31 March 2002	**73.8**	**11.2**	**36.6**	**121.6**
Amounts written off				
At 1 April 2001	–	1.6	1.8	3.4
Amortisation of own shares	–	–	2.6	2.6
Other amounts written off	–	0.4	–	0.4
Disposals	–	–	(0.2)	(0.2)
At 31 March 2002	**–**	**2.0**	**4.2**	**6.2**
Net Book Value at 31 March 2001	59.9	14.0	14.0	87.9
Net Book Value at 31 March 2002	**73.8**	**9.2**	**32.4**	**115.4**

16. **Fixed asset investments** continued	Group undertakings (note d) £m	Other investments: Shares in associated undertakings (note a) £m	Other investments: Interests in own shares (note c) £m	Other investments: Total £m
Company				
Cost				
At 1 April 2001	3,163.9	0.4	15.8	16.2
Additions	–	–	21.5	21.5
Disposals	–	–	(0.7)	(0.7)
At 31 March 2002	**3,163.9**	**0.4**	**36.6**	**37.0**
Amounts written off				
At 1 April 2001	5.3	–	1.8	1.8
Amortisation of own shares	–	–	2.6	2.6
Disposals	–	–	(0.2)	(0.2)
At 31 March 2002	**5.3**	**–**	**4.2**	**4.2**
Net Book Value at 31 March 2001	3,158.6	0.4	14.0	14.4
Net Book Value at 31 March 2002	**3,158.6**	**0.4**	**32.4**	**32.8**

a) Shares in associated undertakings

The Group's share of cumulative retained profits of associated undertakings at 31 March 2002 is £19.9m (2001 £10.7m).

The principal associated undertakings are as follows:

Name	Country of incorporation	Class of shares held	% interest	Nature of business
First American Real Estate Solutions	USA	*	20	Information services
NuEdge Systems	USA	*	50	Information services
Motorfile Limited	Great Britain	Ordinary	50	Information services
GUS Finance Limited	Great Britain	Ordinary	50	Financial services
AAGUS Financial Services Group NV	Holland	Ordinary	33.33	Consumer lending

* First American Real Estate Solutions and NuEdge Systems are US partnerships.

GUS Finance Limited is held directly by the Company; other interests in associated undertakings are held by subsidiary undertakings.

b) Other investments

At 31 March 2002, the market and redemption value of the other investments was £9.2m (2001 £10.9m).

c) Interests in own shares

Interests in own shares represents the cost of 7,519,506 (2001 4,050,000) of the Company's Ordinary shares (nominal value of £1,879,876 (2001 £1,012,500)) which amounts to 0.7% (2001 0.4%) of the called up share capital. These shares have been acquired by two trusts in the open market using funds provided by the Company principally to meet obligations under the Performance Share Plan, Long Term Incentive Plans and the US Stock Option Plan. Both trusts have waived their entitlement to dividends. At 31 March 2002 the market value of the shares was £52.6m (2001 £20.0m). The costs of administering the trusts are charged to the Group profit and loss account.

for the year ended 31 March 2002

16. Fixed asset investments continued

The GUS plc ESOP Trust holds 1,782,442 (2001 1,450,000) Ordinary shares to meet obligations under The GUS plc Performance Share Plan and The GUS plc Executive Long Term Incentive Plans. These shares may subsequently be transferred to certain directors and senior executives and the purchase price of the shares is being charged to the profit and loss account so as to spread the cost evenly over the relevant performance period.

The GUS plc ESOP Trust No.2 holds 5,737,064 (2001 2,600,000) Ordinary shares principally to meet obligations under the US Stock Option Plan. These shares may be transferred to certain senior executives employed in North America. The cost to the Company, being the difference between the purchase price and the option price, is being charged to the profit and loss account so as to spread the cost evenly over the relevant performance period.

Details of share awards and options are given in Note 35.

d) The Group's principal subsidiary undertakings are listed on page 67.

17. Stocks	2002 £m	2001 £m
Group		
Raw materials	**16.5**	14.9
Work in progress	**8.9**	11.9
Finished goods	**565.0**	544.0
	590.4	570.8

There is no significant difference between the replacement cost of stocks and the amounts shown above.

18. Debtors	2002 Due within one year £m	2002 Due after more than one year £m	2001 Due within one year £m	2001 Due after more than one year £m
Group				
Trade debtors:				
Hire purchase debtors	**128.7**	**38.9**	176.0	69.7
Provision for unearned finance charges	**(20.6)**	**(6.0)**	(29.7)	(11.0)
	108.1	**32.9**	146.3	58.7
Instalment debtors	**862.0**	**147.9**	793.3	127.7
Other trade debtors	**461.9**	**6.3**	380.3	–
Total trade debtors	**1,432.0**	**187.1**	1,319.9	186.4
Book value of finance leases in lessor subsidiaries	**0.4**	**0.3**	16.4	15.2
Amounts owed by associated undertakings	**1.5**	**–**	0.5	–
Amount owed by joint venture	**28.0**	**–**	53.2	–
Taxation recoverable	**1.7**	**2.1**	0.3	2.1
VAT recoverable	**28.3**	**–**	12.5	–
Prepayments and accrued income	**213.6**	**10.5**	158.5	18.2
	1,705.5	**200.0**	1,561.3	221.9

Following the closure of General Guarantee to new business, no payments were made during the year (2001 £332.2m) to acquire assets on finance leases and hire purchase agreements.
Collections by the Group and its quasi-subsidiaries, being the aggregate rentals receivable during the year in respect of the earlier agreements, amounted to £469.0m (2001 £839.2m) with the balance receivable in subsequent financial years.

	2002 Due within one year £m	2002 Due after more than one year £m	2001 Due within one year £m	2001 Due after more than one year £m
Company				
Amounts owed by subsidiary undertakings	**4,101.9**	**–**	3,771.2	–
Amount owed by joint venture	**27.5**	**–**	53.2	–
Taxation recoverable	**33.4**	**–**	29.0	–
Deferred taxation	**0.2**	**7.0**	–	–
VAT recoverable	**1.0**	**–**	0.5	–
Prepayments and accrued income	**9.2**	**–**	5.4	–
	4,173.2	**7.0**	3,859.3	–

19. Securitised receivables

General Guarantee Finance Limited (GGF), the only subsidiary of the Finance Division, has securitised a significant portion of its debtor book, with the proceeds being used to reduce bank borrowings. Within current assets, non-recourse borrowings are linked with the securitised element of receivables. Turnover and profit before taxation are reduced by financing costs in respect of non-recourse borrowings.

There have been two major securitisation transactions as follows:

- In March 1999, GGF sold £421m of hire purchase receivables to a trust of which Automobile Loan Finance (No 1) Limited (ALF1) is a principal beneficiary.
- In June 1999, GGF sold £400m of hire purchase receivables to a trust of which Automobile Receivables Transaction (No 1) PLC (ART1) is a principal beneficiary.

During the year ended 31 March 2001, GGF ceased to make new advances following the decision to close the business.

ALF1 and ART1 issued debt to finance their interests in the hire purchase receivables, the written terms of which provide no recourse to GGF. Neither GGF nor any other member of the Group is obliged, or intends, to support any losses in respect of the securitised receivables. ALF1 and ART1 are quasi-subsidiaries of the Group.

Receipts of interest and principal from GGF's customers in respect of the securitised receivables are used to repay ALF1's and ART1's obligations on their issued debt and to pay administration expenses with any excess income payable to GGF.

The key elements of the balance sheets of ALF1 and ART1, which form the basis of the linked presentation in the Group balance sheet, are:

	2002 ALF1 £m	**2002 ART1 £m**	**2002 Total £m**	2001 ALF1 £m	2001 ART1 £m	2001 Total £m
Interest in securitised receivables:						
Due within one year	**80.3**	**56.9**	**137.2**	162.9	116.4	279.3
Due after more than one year	**52.4**	**39.1**	**91.5**	174.0	134.4	308.4
Bank balances and cash	**14.4**	**20.3**	**34.7**	29.1	29.9	59.0
	147.1	**116.3**	**263.4**	366.0	280.7	646.7
Amounts owed to Group undertakings	**–**	**(20.0)**	**(20.0)**	–	(20.0)	(20.0)
	147.1	**96.3**	**243.4**	366.0	260.7	626.7
Non-recourse borrowings:						
Due within one year	**70.9**	**64.2**	**135.1**	161.9	126.7	288.6
Due after more than one year	**44.1**	**21.8**	**65.9**	169.9	123.6	293.5
	115.0	**86.0**	**201.0**	331.8	250.3	582.1

In the Group balance sheet, non-recourse borrowings are shown after the deduction of unamortised issue costs incurred by GGF of nil (2001 £0.6m).

The key elements of the profit and loss accounts of ALF1 and ART1, which form the basis of the linked presentation in the Group profit and loss account, are:

	2002 ALF1 £m	**2002 ART1 £m**	**2002 Total £m**	2001 ALF1 £m	2001 ART1 £m	2001 Total £m
Gross financial income	**12.9**	**10.4**	**23.3**	28.5	20.9	49.4
Gross financial expenses	**12.7**	**9.2**	**21.9**	28.2	19.5	47.7

The key elements of the cash flows of ALF1 and ART1 are:

	2002 ALF1 £m	**2002 ART1 £m**	**2002 Total £m**	2001 ALF1 £m	2001 ART1 £m	2001 Total £m
Cash inflows from operating activities	**13.8**	**12.4**	**26.2**	61.0	23.4	84.4
Returns on investments and servicing of finance	**(15.9)**	**(12.5)**	**(28.4)**	(32.4)	(24.1)	(56.5)
Financial investment – movement of interest in hire purchase receivables	**204.2**	**154.8**	**359.0**	161.2	124.2	285.4
Financing – repayment of debt	**(216.8)**	**(164.3)**	**(381.1)**	(168.2)	(129.7)	(297.9)

Of the debt issue of £400.0m by ART1 in the year ended 31 March 2000, an amount of £20.0m was purchased by the Company and is eliminated in the Group financial statements.

for the year ended 31 March 2002

20. Current asset investments	2002 £m	2001 £m
Group		
Cost		
Listed investments: Overseas	**17.3**	22.9
Great Britain	**0.5**	0.4
Unlisted investments: Overseas	**5.3**	–
	23.1	23.3
Certificates of deposit	**30.0**	30.0
	53.1	53.3
Market and redemption value		
Listed investments: Overseas	**16.5**	23.3
Great Britain	**0.5**	0.4
Unlisted investments: Overseas	**5.3**	–
	22.3	23.7
Certificates of deposit	**30.0**	30.0
	52.3	53.7

21. Creditors – amounts due within one year	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Loans and overdrafts (Note 23)	**730.0**	811.0	**288.6**	116.3
Obligations under finance leases	**4.3**	7.5	**–**	–
Trade creditors	**335.4**	309.3	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**4,087.6**	4,113.4
Amounts owed to associated undertakings	**3.3**	2.6	**–**	–
Taxation	**52.4**	19.9	**–**	–
VAT and other taxes payable	**48.3**	53.6	**–**	–
Social security costs	**34.0**	22.8	**–**	–
Accruals	**538.8**	495.8	**16.6**	16.2
Other creditors	**272.9**	365.4	**19.4**	19.0
Proposed final dividend	**151.9**	148.3	**151.9**	148.3
	2,171.3	2,236.2	**4,564.1**	4,413.2

22. Creditors – amounts due after more than one year	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Loans (Note 23)	**799.6**	662.5	**651.9**	655.3
Obligations under finance leases:				
Repayable in one to two years	**4.7**	5.2	**–**	–
Repayable in two to five years	**1.5**	2.2	**–**	–
Taxation	**0.1**	0.1	**–**	–
Accruals	**32.2**	26.2	**–**	–
Other creditors	**26.5**	17.3	**–**	–
	864.6	713.5	**651.9**	655.3

23. Loans and overdrafts

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Repayable wholly within five years:				
€500m 5.125% Eurobonds 2004	**304.2**	307.9	**304.2**	307.9
US$800m term loan 2001	**–**	560.5	**–**	–
Multi-Currency loans	**469.0**	–	**160.7**	–
Floating Rate Unsecured Loan Notes 2003	**42.3**	46.6	**42.3**	46.6
Other loans and overdrafts	**218.9**	206.0	**85.6**	69.7
	1,034.4	1,121.0	**592.8**	424.2
Repayable after more than five years:				
£350m 6.375% Eurobonds 2009	**347.7**	347.4	**347.7**	347.4
4.9% Perpetual Securities	**147.5**	–	**–**	–
Other loans	**–**	5.1	**–**	–
	1,529.6	1,473.5	**940.5**	771.6
The amounts due to be repaid within five years are repayable as follows:				
Within one year	**730.0**	811.0	**288.6**	116.3
Between one and two years	**0.2**	0.7	**–**	–
Between two and five years	**304.2**	309.3	**304.2**	307.9
	1,034.4	1,121.0	**592.8**	424.2

The Floating Rate Unsecured Loan Notes 2003 were issued in the year ended 31 March 1999 in connection with the acquisition of Argos. Interest is based on LIBOR and is payable on 31 March and 30 September. Noteholders are entitled to require the Company to repay the whole of the principal outstanding by giving notice not less than 30 days prior to the interest payment date.

24. Provisions for liabilities and charges

	Deferred taxation £m	Pensions and similar obligations £m	Total £m
Group			
At 1 April 2001	55.1	78.9	134.0
Differences on exchange	(3.8)	(0.3)	(4.1)
Profit and loss account	7.3	27.4	34.7
Payments	–	(35.7)	(35.7)
Acquisition of subsidiaries	(1.0)	–	(1.0)
Sale of subsidiaries	(0.5)	–	(0.5)
Transfers	(0.9)	–	(0.9)
At 31 March 2002	**56.2**	**70.3**	**126.5**

	Pensions and similar obligations £m
Company	
At 1 April 2001	16.5
Profit and loss account	0.9
Payments	(3.7)
Transfers	22.6
At 31 March 2002	**36.3**

	Group 2002 £m	Group 2001 (Restated) (Note 1) £m
The provision for deferred taxation comprises:		
Accelerated capital allowances	**6.2**	9.6
Other timing differences	**135.0**	110.4
Undiscounted provision for deferred taxation	**141.2**	120.0
Discount	**(85.0)**	(64.9)
Discounted provision for deferred taxation	**56.2**	55.1
Unprovided deferred taxation – property revaluations	**6.2**	9.4

There is no unprovided deferred taxation on property revaluations for the Company (2001 nil).

The Group's share of unprovided deferred taxation in respect of property revaluations of BL Universal PLC is £18.2m (2001 £22.3m).

Deferred taxation is not provided in respect of profits retained in overseas Group undertakings; were these profits to be distributed to the UK parent the taxation liability would be approximately £62.8m (2001 £66.8m).

for the year ended 31 March 2002

25. Called up share capital	2002 £m	2001 £m
Ordinary shares of 25p each		
Authorised	**312.5**	312.5
Allotted and fully paid	**251.7**	251.6

At 31 March 2002, 1,006,662,067 Ordinary shares had been allotted, called up and fully paid. During the year ended 31 March 2002, 403,592 Ordinary shares were issued for a consideration of £1,671,309 in connection with the exercise of share options.

26. Reserves	Group			Company	
	Share premium account £m	Revaluation reserve £m	Profit and loss account £m	Share premium account £m	Profit and loss account £m
At 1 April 2001	1.8	136.6	2,032.9	1.8	1,958.6
Goodwill on disposals	–	–	4.0	–	–
Differences on exchange	–	1.7	(43.6)	–	–
Profit for the year	–	–	40.2	–	7.6
Revaluation of property	–	(9.7)	–	–	–
Revaluation surplus realised on disposals	–	(7.7)	7.7	–	–
Premium on shares issued under share option schemes	1.6	–	–	1.6	–
At 31 March 2002	**3.4**	**120.9**	**2,041.2**	**3.4**	**1,966.2**

Cumulative goodwill charged to reserves on acquisitions before 1 April 1998 comprises:

	Subsidiary undertakings £m	Associated undertakings £m	Total £m
At 1 April 2001	1,735.9	31.0	1,766.9
Goodwill on sale of businesses	(0.3)	–	(0.3)
Goodwill on sale of fixed asset investments	(3.7)	–	(3.7)
At 31 March 2002	**1,731.9**	**31.0**	**1,762.9**

There are no significant statutory, contractual or exchange control restrictions on distributions by Group undertakings.

Included in differences on exchange is an exchange gain of £4.1m (2001 loss of £116.9m) arising on borrowings denominated in foreign currencies and currency swaps designated as hedges of net investments overseas. This amount includes a gain of £9.1m (2001 loss of £39.9m) on the currency swaps designated as hedges of net investments overseas.

27. Commitments	2002 £m	2001 £m
Group capital commitments		
Capital expenditure for which contracts have been placed	**104.3**	61.1

There are no significant commitments relating to the Company. The Group's share of the capital commitments of BL Universal PLC at 31 March 2002 is nil (2001 £5.2m).

Operating lease commitments	2002 Land & buildings £m	2002 Plant & equipment £m	2001 Land & buildings £m	2001 Plant & equipment £m
Group				
Annual commitments where the commitment expires:				
Within one year	**11.2**	**15.9**	6.3	7.4
Within two to five years	**34.8**	**21.2**	27.3	30.5
In more than five years	**98.9**	**1.7**	81.2	–
	144.9	**38.8**	114.8	37.9

	2002 Land & buildings £m	2001 Land & buildings £m
Company		
Annual commitments where the commitment expires:		
Within two to five years	**0.2**	0.2
In more than five years	**1.4**	0.4
	1.6	0.6

28. Contingent liabilities

The Company has guaranteed liabilities of subsidiary undertakings amounting to £350.5m (2001 £598.3m) including guarantees in respect of borrowings by subsidiary undertakings of £347.9m (2001 £593.2m).

29. Related party transactions

Transactions between the Group and its associated undertakings during the year were as follows:
- Experian companies made net sales and recharges to associated undertakings of £15.4m (2001 £15.1m).
- Wehkamp provided database and catalogue services of £0.4m (2001 £0.7m) to AAGUS Financial Services Group NV.

Amounts receivable from and owed to the joint venture and associated undertakings are shown within notes 18 and 21.

During the year ended 31 March 2000, Experian entered into an agreement to acquire property in Costa Mesa, California with the intention of building its new US headquarters facility there by January 2002. In this connection an amount of £15.2m ($24.5m) was paid to First American Real Estate Solutions, an associated undertaking of the Group, as escrow agent and, during the year ended 31 March 2001, an amount of £13.3m ($21.5m) was released to the vendor. The building is now in use but no further amounts were released to the vendor during the year ended 31 March 2002.

30. Foreign currency

The principal exchange rates used were as follows:

	Average		Closing	
	2002	2001	**2002**	2001
US dollar	**1.43**	1.48	**1.43**	1.43
South African rand	**13.52**	10.84	**16.15**	11.46
Euro	**1.62**	1.64	**1.64**	1.62

31. Notes to the Group cash flow statement

	2002 **£m**	2001 (Restated) (Note 1) £m
(a) Net cash flow from operating activities		
Operating profit	**396.8**	385.3
Depreciation and amortisation charges	**338.3**	304.9
Amounts written off investments	**0.4**	3.4
Increase in stocks	**(23.4)**	(32.7)
Increase in debtors	**(185.5)**	(22.6)
Increase in creditors	**22.2**	6.5
(Decrease)/increase in provisions for liabilities and charges	**(8.3)**	0.9
Net cash inflow from operating activities	**540.5**	645.7
(b) Returns on investments and servicing of finance		
Interest received	**23.1**	28.4
Interest paid	**(65.3)**	(81.6)
Interest element of finance lease rental payments	**(0.8)**	(1.4)
Net cash outflow for returns on investments and servicing of finance	**(43.0)**	(54.6)
(c) Capital expenditure		
Purchase of fixed assets	**(332.1)**	(311.4)
Sale of fixed assets	**10.3**	43.8
Net cash outflow for capital expenditure	**(321.8)**	(267.6)
(d) Financial investment		
Purchase of own shares	**(21.5)**	(15.8)
Purchase of other fixed asset investments	**(7.1)**	(15.9)
Sale of fixed asset investments	**6.9**	5.5
Loans repaid by/(advanced to) BL Universal PLC	**6.2**	(12.3)
Net cash outflow for financial investment	**(15.5)**	(38.5)

for the year ended 31 March 2002

31. Notes to the Group cash flow statement continued	2002 £m	2001 £m
(e) Acquisition of subsidiaries		
Purchase of subsidiary undertakings (note (k))	**(38.2)**	(171.7)
Net cash/(overdrafts) acquired with subsidiary undertakings (note (k))	**3.9**	(1.0)
Net cash outflow for acquisition of subsidiaries	**(34.3)**	(172.7)
(f) Disposal of subsidiaries		
Sale of subsidiary undertakings (note (l))	**6.3**	233.7
Net cash disposed of with subsidiary undertakings (note (l))	**–**	(4.8)
Net cash inflow from disposal of subsidiaries	**6.3**	228.9
(g) Management of liquid resources		
Purchase of investments	**(8.1)**	(11.7)
Sale of investments	**0.4**	0.3
Purchase of certificates of deposit	**–**	(10.0)
(Increase)/decrease in term deposits (other than overnight deposits)	**(10.3)**	140.3
Net cash (outflow)/inflow from management of liquid resources	**(18.0)**	118.9
(h) Financing		
Debt due within one year:		
Repayment of borrowings	**(572.8)**	(226.0)
New borrowings	**516.6**	34.0
Debt due after more than one year:		
New borrowings	**147.5**	7.2
Repayment of borrowings	**(7.4)**	–
Capital element of finance lease rental payments	**(9.3)**	(10.7)
Net cash inflow/(outflow) from financing	**74.6**	(195.5)

(i) Analysis of net debt	At 1 April 2001 £m	Cash flow £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	Exchange movement £m	At 31 March 2002 £m
Cash at bank and in hand (including overnight deposits)	196.3	(112.4)	–	–	–	**83.9**
Overdrafts	(114.7)	30.9	–	–	–	**(83.8)**
	81.6	(81.5)	–	–	–	**0.1**
Debt due after one year	(662.5)	(140.1)	–	–	3.0	**(799.6)**
Debt due within one year	(696.3)	56.2	(7.2)	–	1.1	**(646.2)**
Finance leases	(14.9)	9.3	–	(4.9)	–	**(10.5)**
	(1,373.7)	(74.6)	(7.2)	(4.9)	4.1	**(1,456.3)**
Liquid resources:						
Term deposits	108.4	10.3	–	–	–	**118.7**
Current asset investments (including certificates of deposit)	53.3	7.7	–	–	(7.9)	**53.1**
	161.7	18.0	–	–	(7.9)	**171.8**
Total	(1,130.4)	(138.1)	(7.2)	(4.9)	(3.8)	**(1,284.4)**

Including non-recourse borrowings of £201.0m (2001 £581.5m), total borrowings at the end of the year were £1,485.4m (2001 £1,711.9m).

31. Notes to the Group cash flow statement continued

(j) Major non-cash transactions
During the year the Group entered into finance lease arrangements in respect of assets with a total capital value at inception of the lease of £4.9m (2001 £3.4m).

(k) Acquisition of subsidiary undertakings	**2002 £m**	2001 £m
Net assets acquired:		
Fixed assets	**15.5**	32.0
Current assets:		
Stocks	**1.7**	16.1
Debtors	**12.2**	56.8
Bank balances and cash	**4.7**	5.6
Creditors (including overdrafts of £0.8m (2001 £6.6m))	**(21.5)**	(75.3)
Provisions for liabilities and charges	**1.0**	0.7
	13.6	35.9
Goodwill	**34.7**	177.7
	48.3	213.6
Satisfied by:		
Cash	**37.2**	168.5
Acquisition expenses	**1.0**	3.2
	38.2	171.7
Deferred consideration	**10.1**	41.9
	48.3	213.6

Subsidiary undertakings acquired during the year had no material impact on the cash flows of the Group.

(l) Disposal of subsidiaries	**2002 £m**	2001 £m
Fixed assets	**9.9**	189.5
Current assets:		
Stocks	**2.3**	6.6
Debtors	**7.2**	113.9
Bank balances and cash	**–**	4.8
Creditors	**(5.4)**	(63.1)
Provisions for liabilities and charges	**(0.5)**	(3.8)
	13.5	247.9
Goodwill written back on disposal	**0.3**	40.4
Loss on disposal	**(6.6)**	(50.3)
	7.2	238.0
Satisfied by:		
Cash	**6.3**	233.7
Deferred consideration	**0.9**	4.3
	7.2	238.0

Subsidiary undertakings disposed of during the year had no material impact on the cash flows of the Group.

for the year ended 31 March 2002

32. Acquisitions

	Book value £m	Fair value adjustments £m	Fair value £m
The assets and liabilities of companies acquired in the year were as follows:			
Fixed assets	20.0	(4.5)	15.5
Current assets:			
Stocks	3.4	(1.7)	1.7
Debtors	12.6	(0.4)	12.2
Bank balances and cash	4.7	–	4.7
Creditors	(16.4)	(5.1)	(21.5)
Provisions for liabilities and charges	1.0	–	1.0
Net assets acquired	25.3	(11.7)	13.6
Goodwill			34.7
			48.3
Satisfied by:			
Cash			37.2
Acquisition expenses			1.0
Deferred consideration			10.1
			48.3

The fair value adjustments comprise:	£m
Burberry Asia Pacific	
Elimination of unrealised profit in stock	(1.7)
Deferred taxation thereon	0.4
Experian acquisitions	
Provision in respect of fixed asset impairments	(4.5)
Provision in respect of irrecoverable debtor balances	(0.8)
Provision in respect of property leases	(5.1)
	(11.7)

There were no accounting policy alignments.

In the period from 1 April 2001 to the date of acquisition the Group received royalty income of £0.8m from Burberry Asia Pacific. In the year to 31 March 2001 such income amounted to £0.9m.

33. Financial instruments

The Financial Review on pages 14 to 17 provides details of the Group's treasury policy and controls.

The Group has taken advantage of the exemption available under FRS 13 in respect of short term debtors and creditors and accordingly, where permitted by the FRS, details in respect of such debtors and creditors are excluded from the disclosures dealt with in this note.

(a) Currency exposures
At 31 March 2002 and 31 March 2001 the Group had no material currency exposures after taking account of forward contracts.

(b) Borrowing facilities
At 31 March 2002 the Group had undrawn committed borrowing facilities available of £381.0m (2001 £550.0m) of which £139.3m (2001 nil) expire within one year of the balance sheet date and £241.7m (2001 £550.0m) expire more than two years after the balance sheet date. These facilities are in place to enable the Group to finance its working capital requirements and for general corporate purposes.

(c) Fair values of financial assets and liabilities
Set out below is a comparison by category of book values and fair values of the Group's financial instruments:

	2002 Book value £m	**2002 Fair value £m**	2001 Book value £m	2001 Fair value £m
Fixed asset investments:				
Loans to joint venture	**87.6**	**87.6**	93.8	93.8
Other investments	**9.2**	**9.2**	14.0	10.9
Debtors due after more than one year	**200.0**	**200.0**	221.9	221.9
Securitised receivables	**62.4**	**62.4**	65.2	65.2
Current portion of book value of finance leases in lessor subsidiaries	**0.4**	**0.4**	16.4	16.4
Current asset investments	**53.1**	**52.3**	53.3	53.7
Bank balances and cash	**202.6**	**202.6**	304.7	304.7
Financial assets	**615.3**	**614.5**	769.3	766.6
Loans and overdrafts	**(1,529.6)**	**(1,531.0)**	(1,473.5)	(1,470.3)
Finance leases – amounts due within one year	**(4.3)**	**(4.3)**	(7.5)	(7.5)
Finance leases – amounts due after more than one year	**(6.2)**	**(6.2)**	(7.4)	(7.4)
Other creditors – amounts due after more than one year	**(58.7)**	**(58.7)**	(43.5)	(43.5)
	(983.5)	**(985.7)**	(762.6)	(762.1)
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	–	**15.5**	–	24.7
Currency swaps	**1.5**	**1.5**	(6.8)	(6.8)
Tax equalisation swap in respect of currency exposure on term loan	–	–	(29.1)	(29.1)
Forward foreign currency contracts	–	**4.7**	–	5.9

The fair values of listed current asset investments and borrowings are based on year end mid-market prices. The fair values of other financial assets and liabilities and interest rate swaps are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. The book value and fair value of the tax equalisation swap represents the liability to the provider of that instrument at the year end. The fair value of foreign currency contracts is based on a comparison of the contractual and year end exchange rates.

for the year ended 31 March 2002

33. Financial instruments continued

(d) Interest rate risk profile

The returns earned on bank balances, cash and investments are variable, determined by local market conditions.

The interest rate risk profile of the Group's other financial assets by currency after taking account of interest rate swaps is as follows:

	Floating rate assets	Fixed rate assets	Financial assets on which no interest is earned	Total	Fixed rate assets	
					Weighted average interest rate	Weighted average period for which rate is fixed
	£m	£m	£m	£m	%	years
At 31 March 2002						
Finance Division – sterling	72.3	–	–	72.3	–	–
European Home Shopping – euro	128.8	–	–	128.8	–	–
South African Retailing – rand	–	22.9	–	22.9	23	2
Other	19.2	1.1	18.5	38.8	–	–
Total	**220.3**	**24.0**	**18.5**	**262.8**		
At 31 March 2001						
Finance Division – sterling	126.4	–	–	126.4	–	–
European Home Shopping – euro	94.5	8.8	–	103.3	29	2
South African Retailing – rand	–	29.2	–	29.2	26	2
Other	2.2	22.2	20.2	44.6	22	2
Total	223.1	60.2	20.2	303.5		

The floating rate assets above earn interest at rates generally determined by local regulation and market conditions.

The interest rate risk profile of the Group's financial liabilities by currency after taking account of interest rate swaps is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid	Total	Fixed rate liabilities	
					Weighted average interest rate	Weighted average period for which rate is fixed
	£m	£m	£m	£m	%	years
At 31 March 2002						
Sterling	574.7	177.8	21.2	773.7	5	4
US Dollar	460.4	8.7	8.1	477.2	–	–
Rand	6.0	0.8	–	6.8	–	–
Euro	4.6	307.0	26.9	338.5	5	2
Other	0.1	–	2.5	2.6	–	–
Total	**1,045.8**	**494.3**	**58.7**	**1,598.8**		
At 31 March 2001						
Sterling	567.8	8.3	15.4	591.5	–	–
US Dollar	0.2	569.0	7.6	576.8	6	1
Rand	23.1	1.8	–	24.9	–	–
Euro	7.7	310.5	20.5	338.7	5	3
Total	598.8	889.6	43.5	1,531.9		

The floating rate liabilities accrue interest at rates generally determined by local regulation and market conditions.

(e) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, including finance lease obligations, is as follows:

	2002 £m	2001 £m
In one year or less	**734.3**	818.5
In one to two years	**31.0**	47.4
In two to five years	**323.2**	311.5
In more than five years	**510.3**	354.5
	1,598.8	1,531.9

33. Financial instruments continued

(f) Hedging

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability.

At 31 March 2002 and 31 March 2001, the Group had no material deferred foreign currency gains. An analysis of unrecognised gains on hedging is shown below:

Year ended 31 March 2002	Unrecognised gains £m
On hedges at 1 April 2001	30.6
Arising before 1 April 2001 and recognised during the year ended 31 March 2002	(14.1)
Arising during the year and not included in current year income	3.7
At 31 March 2002	**20.2**
Expected to be recognised in 2002/3	3.6
Expected to be recognised thereafter	16.6
Year ended 31 March 2001	
On hedges at 1 April 2000	21.3
Arising before 1 April 2000 and recognised during the year ended 31 March 2001	(12.5)
Arising during the year and not included in current year income	21.8
At 31 March 2001	**30.6**
Expected to be recognised in 2001/2	14.1
Expected to be recognised thereafter	16.5

There were no unrecognised losses on hedging at 31 March 2002 and 31 March 2001.

34. Employees

	2002			2001		
	Full time	**Part time**	**Full time equivalent**	Full time	Part time	Full time equivalent
The average number of employees of the Group during the year was:						
Experian	**11,372**	**513**	**11,652**	11,386	532	11,704
Argos Retail Group						
Argos	**8,262**	**17,980**	**14,560**	9,450	16,155	13,394
Home Shopping – UK & Ireland	**2,829**	**1,351**	**3,572**	3,080	569	3,215
Financial Services	**50**	**5**	**54**	39	4	41
Home Shopping – Continental Europe	**824**	**736**	**1,224**	1,384	816	1,829
	11,965	**20,072**	**19,410**	13,953	17,544	18,479
Reality	**10,550**	**6,004**	**15,028**	9,501	7,525	14,365
Burberry	**2,967**	**223**	**3,077**	2,502	199	2,641
South African Retailing	**5,561**	**750**	**5,811**	5,469	557	5,697
Finance Division	**157**	**–**	**157**	437	20	447
gusco.com	**26**	**–**	**26**	34	–	34
Central	**50**	**1**	**50**	49	–	49
	42,648	**27,563**	**55,211**	43,331	26,377	53,416

The aggregate payroll cost was as follows:	**2002 £m**	2001 £m
Wages and salaries	**1,026.9**	959.1
Social security costs	**119.5**	111.2
Other pension costs	**44.5**	38.3
	1,190.9	1,108.6

Details of the remuneration, shareholdings and share options of the directors are included in the Report on Directors' Remuneration and Related Matters on pages 24 to 31.

for the year ended 31 March 2002

35. Share options and awards

Awards under The GUS plc Performance Share Plan and The GUS plc Executive Long Term Incentive Plans

During the year ended 31 March 2002, awards were made under these plans in respect of a total of 568,620 (2001 1,446,609) Ordinary shares. At 31 March 2002 awards in respect of a total of 1,679,946 (2001 1,360,592) Ordinary shares remained outstanding and, as indicated in Note 16, shares have been purchased by The GUS plc ESOP Trust to meet obligations under these plans. These awards include those granted to directors, further details of which are contained in the Report on Directors' Remuneration and Related Matters on pages 24 to 31.

During the year ended 31 March 2002, 67,558 Ordinary shares were transferred from the Trust to beneficiaries of The GUS plc Executive Long Term Incentive Plans.

Options under the 1998 Approved and Non-Approved Executive Share Option Schemes

Unexercised options granted under these schemes in respect of Ordinary shares in the Company are as follows:

Number of shares 2002	Number of shares 2001	Exercise price	Period of exercise
136,674	161,664	580.2p	From 09.12.2001 to 08.12.2008
132,349	154,385	690.2p	From 23.06.2002 to 22.06.2009
3,688,374	4,090,693	375.7p	From 07.04.2003 to 06.04.2010
81,737	81,737	428.2p	From 07.08.2003 to 06.08.2010
192,674	192,674	526.0p	From 06.12.2003 to 05.12.2010
5,838,017	–	612.7p	From 11.06.2004 to 10.06.2011
398,638	–	635.0p	From 17.12.2004 to 16.12.2011
10,468,463	4,681,153		

These options include those granted to directors of the Company, further details of which are contained in the Report on Directors' Remuneration and Related Matters on pages 24 to 31.

During the year ended 31 March 2002, 379,839 Ordinary shares were issued following the exercise of such share options.

Options under the US Stock Option Plan

Unexercised options granted under this scheme in respect of Ordinary shares in the Company are as follows:

Number of shares 2002	Number of shares 2001	Exercise price	Period of exercise
2,256,409	2,608,836	381.3p	From 14.06.2001 to 13.06.2006
32,472	32,472	526.0p	From 06.12.2001 to 05.12.2006
2,600,011	–	612.7p	From 11.06.2002 to 10.06.2007
4,888,892	2,641,308		

All such options are to be satisfied by the transfer of already issued Ordinary shares and shares have been purchased for this purpose by The GUS plc ESOP Trust No. 2 (see note 16). During the year ended 31 March 2002, 112,936 Ordinary shares were transferred from the Trust to beneficiaries on the exercise of options.

Options under The GUS plc Savings Related Share Option Scheme

Unexercised options granted under this scheme in respect of Ordinary shares in the Company are as follows:

Number of shares 2002	Number of shares 2001	Exercise price	Period of exercise
5,160,970	5,898,905	384.0p	From 01.05.2004 to 31.10.2004
5,073,644	5,637,484	384.0p	From 01.05.2006 to 31.10.2006
10,234,614	11,536,389		

These options include those granted to directors of the Company, further details of which are contained in the Report on Directors' Remuneration and Related Matters on pages 24 to 31.

During the year ended 31 March 2002, 23,753 Ordinary shares were issued following the exercise of such share options.

36. Pensions and other post-retirement benefits

The Group operates pension plans in a number of countries around the world and provides post retirement healthcare insurance benefits to certain former employees.

Pension arrangements for UK employees are operated through two defined benefit schemes (the GUS Scheme and the Argos Scheme) and the GUS Defined Contribution Scheme. In other countries, benefits are determined in accordance with local practice and regulations and funding is provided accordingly. There are defined benefit arrangements in place in the United States of America, South Africa and The Netherlands with the remainder being either defined contribution or state sponsored schemes.

(a) Pension costs

Pension costs are determined in accordance with Statement of Standard Accounting Practice 24 (SSAP 24) with supplementary disclosures in accordance with the transitional arrangements of Financial Reporting Standard 17 (FRS 17).

The total pension cost for the Group was £44.5m (2001 £38.3m) of which £9.7m (2001 £9.3m) related to overseas plans. Accrued pension costs in respect of the defined benefit schemes and other pension liabilities amounted to £57.9m (2001 £65.9m) and are included in Provisions for liabilities and charges (Note 24). Accrued pension costs include £25.7m (2001 £25.2m) in respect of unfunded liabilities.

The GUS Defined Benefit Scheme

The Scheme has rules which specify the benefits to be paid and is financed accordingly with assets being held in independently administered funds. A full actuarial valuation of the Scheme is carried out every three years with interim reviews in the intervening years.

The latest full actuarial valuation of the Scheme was carried out as at 31 March 2001 by independent, qualified actuaries, Mercer Human Resource Consulting Limited, using the projected unit method.

The principal actuarial assumptions used for SSAP 24 purposes were as follows:

Valuation rate of interest	
Pre-retirement	6.0% per annum
Post-retirement	6.0% per annum
Rate of future earnings growth	4.3% per annum
Pension increases	2.5% per annum

At the valuation date, the market value of the Scheme's assets was £327.2m. On the above assumptions, this represented 100% of the value of benefits that had accrued to members. Since that date, and during the year under review the Company made a special contribution to the Scheme of £8.0m in order to fund a shortfall disclosed by the valuation on the ongoing actuarial assumptions used for funding purposes.

The Argos Defined Benefit Scheme

The Scheme has rules which specify the benefits to be paid and is financed accordingly with assets being held in independently administered funds. A full actuarial valuation of the Scheme is carried out every three years with interim reviews in the intervening years.

The latest full actuarial valuation of the Scheme was carried out as at 5 April 2001 by independent, qualified actuaries, Watson Wyatt Partners, using the projected unit method.

The principal actuarial assumptions used for SSAP 24 purposes were as follows:

Investment return	6.0% per annum
Rate of future earnings growth	4.3% per annum
Pension increases	2.5% per annum

At the valuation date, the market value of the Scheme's assets was £216.6m. This represented 98% of the benefits that had accrued to members.

The GUS Defined Contribution Scheme

The Scheme was introduced during the year ended 31 March 1999 with the aim of providing pension benefits to those Group employees in the United Kingdom who, hitherto, had been ineligible for pension scheme membership. The assets of the Scheme are held separately from those of the Company in an independently administered fund. The pension cost represents contributions payable by the Company to the fund and amounted to £7.7m (2001 £6.5m). Contributions totalling £0.7 m (2001 £0.6m) were payable to the fund at 31 March 2002 and are included in creditors.

36. Pensions and other post-retirement benefits continued

(b) Post-retirement healthcare costs
The Group operates schemes which provide post-retirement healthcare benefits to certain retired employees and their dependant relatives. The principal scheme relates to former employees in the UK and, under this scheme, the Group has undertaken to meet the cost of post-retirement healthcare insurance for all eligible former employees and their dependants who retired prior to 1 April 1994.

The last full actuarial valuation of the accrued liability in respect of these benefits was carried out as at 31 March 2002 by independent qualified actuaries, Mercer Human Resource Consulting Limited, using the projected unit method. The assumption which has the most significant impact on the actuarial valuation is that medical cost inflation will be 6.5% per annum for three years reducing to 4.3% per annum for the longer term. A provision at 31 March 2002 of £12.4m (2001 £13.0m) is included in Provisions for liabilities and charges (Note 24).

Premiums paid in the year were £0.6m (2001 £0.7m) and the total cost for the Group was £0.6m (2001 £0.7m).

(c) Disclosures made in accordance with FRS 17
As explained in note 1, the Group has adopted the requirements of FRS 17, 'Retirement Benefits' during the year. Under the transitional arrangements, the Group continues to account for pension costs in accordance with SSAP 24 but a number of additional disclosures are required including information in relation to overseas schemes.

During the year ended 31 March 2002, contributions to the Group's defined benefits schemes amounted to £35.1m.

The last full valuations of the schemes were carried out as follows:

The GUS Defined Benefit Scheme	–	31 March 2001
The Argos Defined Benefit Scheme	–	5 April 2001
The Lewis Stores Group Pension Fund	–	1 January 2000
The Lewis Stores Retirement Fund	–	1 January 2000
The Experian Pension Plan (USA)	–	31 March 2002
The Experian Information Solutions Inc Supplemental Benefit Plan (USA)	–	31 March 2002
The Wehkamp Retirement Plan (Netherlands)	–	31 December 2001

The principal assumptions used in these valuations were as follows:

UK Schemes

	GUS %	Argos %
Rate of inflation	2.5	2.5
Rate of salary increases	4.3	4.3
Rate of increase for pensions in payment and deferred pensions	2.5	2.5
Discount rate	6.0	6.0

Overseas Schemes

	USA %	South Africa %	Netherlands %
Rate of inflation	2.0	8.0	2.0
Rate of salary increases	4.0	12.5	4.0
Rate of increase for pensions in payment and deferred pensions	0.0	5.0	1.0
Discount rate	6.5	15.0	6.0

36. Pensions and other post-retirement benefits continued

Scheme assets and expected rates of return

At 31 March 2002 the assets of the Group's defined benefit schemes and the expected rates of return are summarised as follows:

	UK		Overseas	
	Fair value £m	Expected long-term rate of return %pa	Fair value £m	Expected long-term rate of return %pa
Market value of scheme assets:				
Equities	405.8	8.0	54.7	9.8
Fixed interest securities	131.6	5.0	48.1	5.4
Property	–	–	0.6	18.0
Other	16.3	5.0	9.7	8.3
Total fair value of scheme assets	553.7		113.1	

The following amounts at 31 March 2002 were measured in accordance with the requirements of FRS 17:

	£m
Market value of schemes' assets	666.8
Present value of schemes' liabilities	(710.1)
Deficit in the schemes	(43.3)
Liability for post retirement healthcare and unfunded pension arrangements	(49.7)
	(93.0)
Related deferred tax asset	27.9
Net pension liability	(65.1)

Of the above net pension liability, £48.2m (net of deferred tax) has been recognised in the financial statements at 31 March 2002 under SSAP 24. If FRS 17 had been adopted in full in the financial statements, the Group's net assets and profit and loss account reserve at 31 March 2002 would have been as follows:

	£m	£m
Net assets per balance sheet		2,422.6
Elimination of liabilities under SSAP 24	48.2	
Net pension liability under FRS 17	(65.1)	(16.9)
Net assets including net pension liability		2,405.7
Profit and loss account reserve per balance sheet		2,041.2
Elimination of liabilities under SSAP 24	48.2	
Net pension liability under FRS 17	(65.1)	(16.9)
Profit and loss account reserve including net pension liability		2,024.3

Five year summary

Earnings and dividends	1998	1999	2000	2001	**2002**
Basic earnings per share	43.3p	32.1p	27.4p	20.3p	**25.7p**
Basic earnings per share before amortisation of goodwill and exceptional items	38.9p	38.8p	34.5p	37.2p	**41.7p**
Dividend per share	20.0p	20.6p	20.6p	21.0p	**21.7p**
Dividend cover	1.9	1.9	1.7	1.8	**1.9**
Interest cover	n/a	11.6	8.0	7.6	**9.3**

Profit by division	£m	£m	£m	£m	**£m**
Experian	141.9	193.7	200.6	216.6	**229.1**
Argos Retail Group					
Argos	–	117.0	137.4	160.8	**204.0**
Home Shopping – UK & Ireland	126.4	106.3	11.8	25.1	**33.1**
Financial Services	–	–	14.4	4.5	**(4.8)**
Home Shopping – Continental Europe	29.3	29.5	25.1	21.7	**22.4**
	155.7	252.8	188.7	212.1	**254.7**
Reality	–	–	2.8	5.1	**0.5**
Burberry	24.9	10.7	21.7	69.5	**90.3**
Other	128.6	105.0	98.1	57.8	**44.0**
	451.1	562.2	511.9	561.1	**618.6**
Interest income/(expense)*	104.0	(48.6)	(64.0)	(74.3)	**(66.5)**
Profit before amortisation of goodwill, exceptional items and taxation	555.1	513.6	447.9	486.8	**552.1**
Amortisation of goodwill	–	(72.6)	(79.4)	(92.3)	**(99.4)**
Exceptional items	68.6	9.4	11.1	(84.7)	**(72.6)**
Profit before taxation	623.7	450.4	379.6	309.8	**380.1**
Tax on profit on ordinary activities	(181.6)	(118.2)	(104.5)	(106.1)	**(122.1)**
Profit after taxation	442.1	332.2	275.1	203.7	**258.0**

*The basis on which interest is reported is consistent with the revised basis adopted in 2002.

Balance sheet	£m	£m	£m	£m	**£m**
Goodwill	–	1,503.5	1,437.6	1,516.2	**1,421.5**
Other fixed assets	987.4	1,212.4	1,238.1	1,213.2	**1,349.5**
Trading assets	1,303.0	1,947.1	1,993.6	1,626.4	**1,393.8**
Net cash/(borrowings) (including non-recourse borrowings)	284.9	(2,069.8)	(1,931.4)	(1,711.9)	**(1,485.4)**
Dividends and taxation	(276.9)	(196.2)	(271.6)	(221.0)	**(256.8)**
Net assets	2,298.4	2,397.0	2,466.3	2,422.9	**2,422.6**

Principal subsidiary undertakings and joint venture

as at 31 March 2002

Incorporated in Great Britain

Experian
Experian Limited

Argos Retail Group
Argos
Argos Limited
Jungle.com Limited

Home Shopping
GUS Home Shopping Limited
Kay & Co. Limited
Morses Limited
Family Hampers Limited

Financial Services
All Counties Insurance Company Limited
Whiteaway Laidlaw Bank Limited
ARG Card Services Limited

Reality
Reality Group Limited
White Arrow Express Limited

Burberry
Burberry Limited
The Scotch House Limited
Woodrow-Universal Limited

Finance Division
General Guarantee Finance Limited

Property Joint Venture
BL Universal PLC (50%)*

Incorporated Overseas

Experian
FRANCE
Experian France S.A.

UNITED STATES OF AMERICA
Experian Information Solutions Inc.
Experian Services Corporation
Experian Marketing Solutions Inc.

Home Shopping
THE NETHERLANDS
Wehkamp B.V.

REPUBLIC OF IRELAND
GUS Ireland Limited

SWEDEN
Halens Postorder A.B.

South African Retailing
SOUTH AFRICA
Lewis Stores (Pty) Limited

Burberry
ASIA PACIFIC
Burberry – Australia
– Hong Kong
– Singapore

EUROPE
Burberry – France
– Germany
– Spain
– Switzerland

UNITED STATES OF AMERICA
Burberry USA

All principal subsidiary undertakings are wholly owned and operate principally in the country in which they are incorporated. Non-operating intermediate holding companies are excluded from the above.

Details of interests in associated undertakings are given within note 16 on page 48.

* Held directly by GUS plc

Shareholder information

Ordinary shareholders

There were 52,490 holders of Ordinary shares at 31 March 2002 and their holdings can be analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Over 1,000,000	167	0.3	684,501	68.0
100,001 – 1,000,000	585	1.1	189,420	18.8
10,001 – 100,000	1,831	3.5	53,815	5.3
5,001 – 10,000	2,529	4.8	17,728	1.8
2,001 – 5,000	9,404	17.9	29,268	2.9
1 – 2,000	37,974	72.4	31,930	3.2
	52,490	100.0	1,006,662	100.0

Shareholders are further analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Corporates	12,819	24.4	927,261	92.1
Individuals	39,671	75.6	79,401	7.9
	52,490	100.0	1,006,662	100.0

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA Telephone: 0870 600 3987.
In addition, Lloyds TSB Registrars offer a range of shareholder information on line at www.shareview.co.uk.
A text phone facility for those with hearing difficulties is available by telephoning 0870 600 3950.

Share price information

The latest GUS plc share price is available on Ceefax and also on the Financial Times Cityline Service,
Telephone: 0906 843 2740 (calls charged at 60p per minute).

Internet

A full range of investor relations information on GUS plc, including latest share price and dividend history, is available at www.gusplc.com

Dividend Reinvestment Plan

GUS introduced a Dividend Reinvestment Plan with effect from the interim dividend for 2002 which was paid on 1 February 2002. Enquiries concerning the Plan should be made to the Registrar by telephoning 0870 241 3018.

Share dealing facility

Existing or potential investors can buy or sell GUS Ordinary shares using a postal dealing service provided by Cazenove & Co., whose contact details are:
Cazenove & Co.
12 Tokenhouse Yard
London EC2R 7AN
Telephone: 020 7606 1768

Financial calendar

Annual General Meeting and first quarter trading update	24 July 2002
Final dividend record date	2 August 2002
Final dividend to be paid	30 August 2002
First half trading update	October 2001
Interim results announcement	21 November 2002
Third quarter trading update	January 2003
Second half trading update	April 2003
Preliminary announcement of annual results	May 2003

Change of name

At the Annual General Meeting held on 25 July 2001, shareholders approved the resolution to change the name of the Company from The Great Universal Stores P.L.C. to GUS plc.

Registered office

GUS plc
Universal House
Devonshire Street
Manchester M60 1XA
Telephone: 44 (0)161 273 8282
Fax: 44 (0)161 277 4056

Design and production by **Accrue**®

The paper used for this report uses ECF (Elemental Chlorine Free) pulps supplied by manufacturers with environment-friendly and sustainable reforestation policies. The report has been printed using soya-based inks and the printing process conforms to ISO 14001.

GUS

www.gusplc.com

GUS



Annual Review &
Summary Financial Statement
2002



GUS share price
FTSE 100
FTSE General Retailers sector
100%
75%
50%
25%
0%
-25%
-50%
800p
700p
600p
500p
400p
300p
200p
1 April 2000
31 May 2002

GUS share price performance

GUS shares have risen in value by over 80% in the two years to March 2002. They have outperformed both the FTSE 100 index, which is the main measure of the London market, and the General Retailers sector in which GUS is placed. Information on the current share price, including historical performance, can be found on the GUS website (www.gusplc.com).



North America
Sales £794m
Operating profit £161m
Share of Group profit[1] 26%
Employees 6,000

Europe
Sales £5,510m
Operating profit £415m
Share of Group profit[1] 67%
Employees 43,000

Rest of World
Sales £154m
Operating profit £43m
Share of Group profit[1] 7%
Employees 6,000

[1] share of Group operating profit before amortisation of goodwill, exceptional items, interest and taxation.

GUS remains committed to creating long-term shareholder value by focusing on businesses with above average growth potential and by establishing leadership positions in our chosen markets.

Experian
A global company helping organisations to reach new customers and make informed decisions to optimise customer relationships.

- Information: consumer, business, motor vehicle and property information supplied to 40,000 regular clients and 6.2 million consumers each year.
- Solutions: software systems, database services and consultancy used by many of the leading financial organisations around the world.
- *Outsourcing: customer contact centre services,* application and payment processing support, print and mail production.
- Clients in more than 60 countries.
- Sales – £1.1bn.
- Employees – 12,000 in 18 countries worldwide.

Argos Retail Group (ARG)
A multi-brand, multi-channel retailer providing customers with exceptional choice, value and convenience.

- A wide selection of catalogues and websites, together with 490 Argos stores.
- Delivering 110 million parcels and handling 75 million customer calls each year.
- A range of financial services, principally the Argos store card, insurance and lending products.
- More than 20 million customers in the UK.
- Sales – £4.7bn (including Reality).
- Employees – 49,000 in the UK and Europe.

Burberry
An international luxury brand, appealing to style-conscious consumers around the world.

- An icon of enduring style.
- A comprehensive range of clothing and accessories.
- 69 directly-operated stores and concessions.
- Partnerships with key retailers worldwide.
- Sales – £0.5bn.
- Employees – 3,100 worldwide.

Other businesses
Other GUS businesses include South African Retailing, a leading retailer operating out of stores throughout Southern Africa.

- 408 Lewis stores offering a wide range of domestic furniture and appliances.
- 45 Best Electric stores offering specialist electronic goods and appliances.







BURBERRY

Contents


5,658
6,041
6,457
00
01
02

Group sales
£ million


448
487
552
00
01
02

Group profit before tax[1]
£ million


34.5
37.2
41.7
00
01
02

Basic earnings per share[1]
pence


264
268
322
00
01
02

Group capital expenditure
£ million

[1]before amortisation of goodwill and exceptional items

for the years ended 31 March

Financial highlights

for the years ended 31 March	2002	2001	Change
Group sales	**£6.5bn**	£6.0bn	**up 7%**
Group profit before tax[1]	**£552.1m**	£486.8m	**up 13%**
Basic earnings per share[1]	**41.7p**	37.2p	**up 12%**
Dividend per share	**21.7p**	21.0p	**up 3%**
Market capitalisation at 31 March	**£7.0bn**	£5.0bn	**up 41%**

[1]before amortisation of goodwill and exceptional items


47%
(4%)
100%
(15%)
18%
(11%)
1 year
2 year
3 year

Total shareholder return relative to FTSE 100
percent
GUS FTSE 100

The Total Shareholder Return (the increase in the value of a share including reinvested dividends) for the Group was 47% over the year, with GUS ranked eighth out of the FTSE 100 companies which averaged minus 4%.

Chairman's statement GUS has had another good year, with all our main businesses reporting increased sales and profits. Underlying Group profits rose to £552m, which was 13% up on last year. Earnings per share increased by 12% to 41.7p and cash flow remained strong.

Throughout the year, we have continued to shape and strengthen our businesses. We have invested both revenue and capital to support their growth strategies and are planning to invest even more strongly during the current year.

The Board has proposed an increased final dividend of 15.2p, making 21.7p for the year. This compares to 21.0p in 2001.

Our opportunities

There are real opportunities for us as a Group and our management teams have a clear focus on the way ahead for each of their businesses.

Experian is inherently a growth business, with skills and resources that can be applied to almost every industry. Experian North America has continued to make good progress in its transition from data supplier to solutions company, with the development of value-added services that are in constant demand. Experian International is a very successful business, with an excellent track record in the UK and many further opportunities in Europe and beyond.

Argos Retail Group is now recognised as the UK's leading multi-channel retailer, with the infrastructure and management expertise to be one of the long-term winners in an increasingly global marketplace. We will continue to invest in ARG's successful proposition of 'choice, value and convenience'.

Burberry has become a truly international luxury brand. Its combination of traditional values and contemporary style appeals to a wide range of fashion conscious consumers. Burberry is continuing to broaden its product range, open new stores and extend its reach in major markets.

Our progress in each of these businesses requires clarity of strategy and strength of implementation, which in turn depends upon an effective Board and committed employees.



Our Board
I believe that we have a strong Board, with a good mix of experience and skills. It is one that works effectively and harmoniously.

In particular, I would like to pay tribute to John Peace for his vision and leadership. He took on the role of Group Chief Executive at a time of very great change for GUS and has worked with his management team to establish a clear strategy for the Group going forward.

Victor Barnett is retiring from the Board on 1 July 2002. Victor joined the Board of GUS in 1987 and has been closely involved in all aspects of the business. In particular, I would like to thank him for his contribution to the transformation of Burberry into a world class luxury brand. We wish him well for the future.

I would also like to welcome Frank Newman from the US, who became a non-executive director in December. Frank is Chairman Emeritus of Bankers Trust Corporation and brings a wealth of experience in multi-national organisations.

Our employees
Our ability to attract, motivate and retain the best people is key to our success at all levels within the business. That is why our culture is one of performance and recognition. We have to continue to develop the incentives, as well as the working environment, that will encourage top performance. The introduction of a Group-wide 'sharesave' scheme in the UK was a particularly important development and I am delighted that it is now being extended to other countries.

Our overriding aim continues to be the creation of value for our shareholders through sustained profitable growth. I believe we have made good progress in this endeavour and would like to acknowledge the tremendous contribution of everyone at GUS and to thank them for their dedication and commitment.



Sir Victor Blank
Chairman

Chief executive's review The year under review has been another very successful one for GUS. We have delivered strong financial performance, while making significant operational and strategic progress.

Strong financial performance

Sales from our continuing businesses increased by 10% in the year to March 2002, despite difficult trading conditions in some markets. Profit before amortisation of goodwill, exceptional items and taxation from continuing businesses grew by 17% – or 20% if restructuring costs of £12m are excluded. This was achieved after substantial revenue investment throughout the Group, which will be to the benefit of future profits.

Experian, Argos and Burberry all reported record sales and profits. The biggest success story was at Argos, where like-for-like sales were up 13%. Since GUS acquired the business in 1998, annual sales at Argos have increased by over £1bn to £2.8bn and operating profit by over £80m to £204m.

Major areas of investment included the Argos store card, new Experian products and new stores for Burberry. We also continued to invest in strengthening the management teams, particularly at Experian North America and Burberry.

Strategic progress

The major businesses of GUS today have very clear strategies for growth and are well positioned in their respective markets. They have highly focused management teams and have developed strong propositions for their customers.

- Experian is a global leader in the information services marketplace.
- Argos Retail Group is the UK's leading multi-channel retailer.
- Burberry is a major international luxury brand.

We have continued to reposition the Group around these major businesses.

During the year we disposed of further non-core businesses, including our Swiss home shopping activities and our small UK stationery and printing interests. We also continued to run down our property and vehicle financing operations.

At the same time, we made a number of 'infill' acquisitions to strengthen our main businesses.

We have also confirmed our plans to pursue a partial IPO of Burberry, subject to market conditions, as a further step towards providing greater strategic focus within GUS.



John Peace
Group Chief Executive

Future prospects

GUS remains committed to creating long-term shareholder value by focusing on businesses with above-average growth potential and by establishing leadership positions in our chosen markets. Our objective is to achieve sustained top quartile performance.

We have set ambitious growth targets for our major businesses and are confident about their future prospects. We shall continue to invest strongly in them and, where appropriate, undertake acquisitions and partnerships to support their growth strategies.

	Sales		Profit before taxation	
for the years ended 31 March	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Experian	1,092	1,018	229.1	216.6
Argos Retail Group	4,629	4,250	254.7	212.1
Reality	471	476	0.5	5.1
Burberry	499	425	90.3	69.5
Other	154	265	44.0	57.8
Inter-divisional turnover	(387)	(393)	–	–
Total	**6,457**	**6,041**	**618.6**	**561.1**
Net interest			(66.5)	(74.3)
Profit before amortisation of goodwill, exceptional items and taxation			**552.1**	**486.8**
Exceptional items			(72.6)	(84.7)
Amortisation of goodwill			(99.4)	(92.3)
Profit before taxation			**380.1**	**309.8**
EPS before amortisation of goodwill and exceptional items			**41.7p**	**37.2p**
Reported EPS			**25.7p**	**20.3p**


experian

Experian has offices in 18 countries and clients in more than 60 countries

Experian North America proved itself to be a highly resilient business in difficult market conditions. Experian International had another very successful year.

Experian

Experian continued to strengthen its position in the global market for information solutions through its three key strategic objectives:

- Building on its core information business, particularly through expansion into new industry sectors and new international markets.
- Developing and selling new solutions through constant product innovation.
- Acquiring other businesses, either to strengthen Experian's global product offering or to seize new market opportunities.

Profits for Experian as a whole were £229m, 6% ahead of last year. Major contracts were won during the year in both Experian North America and International, with a total contract value of over £140m.

The increasing breadth of Experian's product range continued to create opportunities for cross-selling, with over 70% of clients taking services from more than one of its three business areas – information, solutions and outsourcing.

Fraud prevention was a key growth area as Experian helped fight the growing problem of identity fraud. Its databases are increasingly being used to establish the identity of customers before a transaction takes place, reflecting the rapid growth in transactions over the telephone and Internet.

There was growing demand, too, for 'customer data integration', a solution known as Truvue that links disparate records to provide a complete picture of each customer. This service is vital to successful customer relationship management and Experian won contracts in industries as diverse as telecoms, financial services, automotive and retail.

Experian also launched a major new growth initiative for selling direct to consumers. Consumers in North America can now access their Experian credit report and credit rating over the Internet for an annual fee.

Experian North America

Experian North America was operating in particularly challenging market conditions as a result of the economic slowdown and the aftermath of the September terrorist attacks. Despite this, sales increased by 4% and profits, after restructuring charges, by 3%.

Sales of Credit Information and Credit Solutions were helped by lower interest rates, which stimulated the mortgage and automotive markets. But sales of new products were also growing, particularly in areas such as fraud prevention, vehicle history information and the sale of credit reports direct to consumers.

Marketing Information and Marketing Solutions were directly affected by the weakness of the US economy, with sales slightly down as some clients reduced their marketing expenditure. Sales of Outsourcing services, mostly concerned with direct mail production, were similarly affected by the downturn in direct marketing.

FARES, the real estate joint venture, had an exceptional year, benefiting particularly from a buoyant mortgage refinancing market. Experian's 20% share of FARES profits totalled over £30m for the year.


Wallasey
Liverpool
Birkenhead

Experian provides sophisticated solutions, such as Mosaic, to help organisations understand the needs of consumers and improve their target marketing

ConsumerInfo.com



The acquisition of ConsumerInfo.com significantly strengthens Experian's ability to provide direct-to-consumer information services in North America

Experian continues to invest in fraud and credit management tools, including the National Fraud Database in the US and a new generation of Strategy Manager, its customer management software solution





Truvue, Experian's Customer Data Integration solution, enables organisations to link and merge disparate data sources to create a single view of the customer

Information for credit & marketing – providing information to minimise credit risk and optimise customer understanding in marketing activity

Solutions for credit & marketing – providing software and hosted solutions to help clients manage their credit and marketing decisions and build successful one-to-one relationships with their customers

Outsourcing services – providing customer contact management through call centre services, application and payment processing, and print and mail production

Experian North America continued

A key objective for the year was to continue improving cost efficiency. This required some restructuring of the business, which resulted in the number of employees being reduced by 700, representing 12% of the workforce. At the same time, there was continuing investment in new growth initiatives and a further strengthening of the management team, including the appointment of Don Robert as Chief Operating Officer, previously President of First American Consumer Information.

The new Truvue product for integrating customer information was bought by 24 clients, including GE Capital. Dell Financial Services began using Experian's authentication service to verify the identity of customers buying Dell Computers online. Toyota became the first company to use Experian's new National Fraud Database, North America's only national source of verified fraudulent credit activity.

Since the year-end, Experian has acquired ConsumerInfo.com, the leading supplier of online credit reports to US consumers, for $130m. This substantially strengthens Experian's existing direct-to-consumer services, which represent an important area of future growth.

Experian International

Experian International, which accounts for over one third of worldwide sales, had another successful year. Sales increased by 13% and profits by 14%.

There was strong growth in Credit Solutions, as organisations became more concerned about fraud and credit risk and turned to Experian for solutions. In the UK, Camelot chose Experian's e-identity product as an authentication tool for its online lottery to ensure that customers are who they say they are, while HBOS took Experian's anti-money laundering system for its business banking division.

A number of other major wins contributed to this growth. Experian became the preferred supplier of consumer credit information to a consortium of Spanish banks. It was also successful in selling credit risk and customer management solutions to new markets such as Brazil, Columbia and Korea.

Marketing Information and Marketing Solutions sales growth slowed during the year, but by less than direct marketing industry trends. There were significant business wins, including a permission based e-mail marketing solution for the BBC's online news service. Other contracts included prospect targeting and customer management solutions for The Telegraph newspaper and sales response systems for Volvo and Lexus.

Outsourcing also demonstrated good growth, particularly in Europe where Experian was awarded a five-year contract to provide cheque processing services to BNP Paribas in France.

Key objectives for Experian International continued to be the development of new value-added products and the broadening of its capabilities through targeted acquisitions. During the year, Experian acquired Cards Direkt, a German loyalty card company, in order to extend its account processing capabilities in Europe. Since the year-end, Experian has acquired the remaining 51% of MCL, a fraud management business. Major new products included the Motor Insurance Database, which is already used extensively by UK insurers and the police.



Sales via the award-winning Argos website more than trebled during the year


GREAT
UNIVERSAL
abound
choice

UK Home Shopping is creating a smaller, but more profitable agency business, while developing opportunities in the growing direct market

Argos Retail Group had another excellent year, firmly establishing it as the UK's leading multi-channel retailer.

Argos Retail Group
Argos Retail Group (ARG) continued to build on the strength of the Argos and Home Shopping brands and on its mission of delivering exceptional choice, value and convenience. Profits of £255m were 20% ahead of last year.

ARG is today a leading multi-brand, multi-channel retailer, enabling consumers to match the shopping experience to their particular needs and lifestyles. The shared infrastructure and merchandise pool facilitates new product development and significant economies of scale.

Argos
Argos was undoubtedly the star performer within ARG, with sales up 19% and profits up by 27%. Against a backdrop of strong consumer demand in the UK, Argos continued to outperform its markets through a programme of major growth initiatives.

The product range was considerably expanded, with over 9,200 products in the latest Spring/Summer Argos catalogue, an increase of 7% on the previous one. This included expansion into new areas such as white goods, digital cameras and office equipment.

Prices were lower on many of the product lines, with independent consumer surveys showing that the Argos reputation for value had been strengthened.

The programme of store openings and refurbishments was accelerated to provide greater customer convenience and an enhanced in-store experience. An increasing number of customers chose to have purchases delivered directly to their home, with Argos Direct now accounting for 16% of sales.

Argos Additions, the fashion and home catalogue, was rolled out nationally in January 2001. This provides competitively priced products from the Home Shopping range and has generated sales this year of £130m, compared to £55m in the previous year.

E-commerce continued to grow, as more customers opted for the convenience of shopping online. Sales via the award-winning Argos website more than trebled during the year. The Jungle.com website, best known for computer products, was re-launched and new systems put in place for improving customer service.

Home Shopping UK and Ireland
UK Home Shopping made further good progress in creating a smaller, but more profitable agency business. At the same time, it continued to explore opportunities in the growing market for direct catalogue sales.

The number of active agency customers continued to reduce, as the business focused on more profitable customers, while average sales per agency customer increased by 7%. This was supported by a range of marketing initiatives, including new seasonal and specialist catalogues. The business also began introducing customer relationship management technology to ensure that customers receive correctly targeted communications and are directed towards the most appropriate catalogue.

Sales through the main direct catalogues, which include Marshall Ward, Abound and Style Plus, increased by 17%. The Abound catalogue was launched in August 2001 and offers contemporary, branded fashions at high street prices, with flexible credit options. In its first season, Abound attracted more than 100,000 customers, many of them new to Home Shopping.



Wehkamp has a 30% market share in Holland and was voted the best mail order catalogue by consumers



Everything from a kettle to a sofa can be delivered to customers' homes

ARG is delivering exceptional choice, value and convenience to its customers.

Financial Services

The Argos store card was launched nationally in January 2001 and has been very successful, with over 625,000 account holders at the end of the year and outstanding balances totalling £105m. The store card is creating additional sales at Argos, as well as providing a valuable source of customer information. Over 5% of Argos sales were made using the card.

Argos Personal Loans was launched in February 2002 in a further extension of the Argos brand. The credit management systems were developed by Experian, which also processes the Argos store card.

Home Shopping Continental Europe

Wehkamp in The Netherlands increased sales by 5% and now accounts for over 80% of Home Shopping's sales in Continental Europe. At Halens, our Scandinavian business, sales were slightly down in a very competitive market.

Wehkamp celebrated its 50th birthday during the year, creating substantial publicity for the business. Its popular website generated 12% of sales and the Wehkamp catalogue was voted by consumers to be the best in Holland.

Both Wehkamp and Halens are working closely with ARG in the UK to improve their product sourcing.

Reality

Reality, the Group's logistics and customer care business, continued to make good progress in reducing costs for ARG and winning external contracts. Sales to external customers in the core logistics and call centre activities increased by over 10%.

Home delivery has become a vital part of ARG's multi-channel offer and, since April 2002, Reality has been reporting into ARG. At the same time, Experian has taken over responsibility for call centre services to external customers, principally financial services companies.

Reality was created from the Group's warehousing, delivery and call centre operations and has been successful in optimising the cost effectiveness of these major assets. The call centres, in particular, have been working at near maximum capacity for most of the year as a result of the growth in demand from ARG and external customers. New state-of-the-art call centre facilities are now being opened in Worcester to manage the increased demand.


Reality
Reality

Reality is the UK's largest carrier of domestic parcels, making 110 million deliveries each year


Argos
Brighter Shopping

The Argos store card was launched nationally in January 2001 and is now used by over 625,000 customers


Argos
quick pay

'Quick pay' kiosks are being trialed in 48 Argos stores across the country

New store openings and refurbishments have been accelerated to provide customers with increased convenience and a brighter in-store experience


Argos
save
£300
on
leather suites
the
home
sale
save
over 20%
on irons



The image of Burberry continues to be reinforced through distinctive advertising campaigns in leading publications worldwide

Burberry continued to strengthen its position as an international luxury brand, with profits up by 30%.

Burberry

Burberry sustained its financial momentum with an 18% increase in revenues and a 30% increase in profits. This strong performance was delivered despite the events of September 11, which affected sales in many luxury goods companies.

Investment continued in initiatives to leverage the brand's potential. By enhancing its store portfolio, expanding product ranges, increasing control of distribution channels and strengthening its management team, Burberry established a solid platform for future growth.

The Burberry menswear, womenswear and accessories collections are showcased in 69 directly-operated stores and concessions, as well as via leading retailers worldwide. Six new stores were opened during the year, including locations in Beverly Hills, California and SoHo, New York. Autumn 2002 will see the opening of flagship stores on 57th Street in New York, as well as in Barcelona, Spain and Knightsbridge, London. The design of these stores, as well as that of the new shop-in-shop programme that is being rolled out to wholesale customers worldwide, is an evolution of the concept created for Burberry's first flagship store on New Bond Street in London, which opened in August 2000.

The Burberry Prorsum collections were showcased on the catwalks in Milan during the respective men's and women's fashion weeks, while the Burberry London collections were presented during London Fashion Week. The accessories range has continued its expansion, with sales of this high-margin classification up by 28%. The year also saw the launch of product extensions based on Burberry Touch fragrance, with the debut of a bath and body line and Burberry Baby Touch for children.

Burberry took steps to increase its control of the value chain with the acquisition of the operations of its distributors in Hong Kong, Singapore and Australia, as well as a separate agreement to acquire its distribution channel in Korea. As a result, Burberry will now have taken direct control of distribution in all key international markets, with the exception of Japan. In Japan, the licensing arrangements renegotiated in 2000 made a significant contribution to overall profit.

Burberry's management team was further strengthened by the appointment of Thomas O'Neill to the newly created post of President Worldwide.



Burberry has 69 directly-operated stores and concessions, including this new SoHo location in New York City



Expansion of the Burberry accessories collections resulted in a 28% increase in sales during the year

The new Burberry store in *Dusseldorf, modelled on the first* flagship store in London's New Bond Street


BURBERRY


Lewis

Lewis has 408 stores located in Southern Africa and is one of South Africa's leading furniture retailers



The growing chain of Best Electric stores offers a wide range of household appliances and electrical goods

South African Retailing
Our South African business has continued to make progress against a background of increasing unemployment and fierce price competition.

Sales were up 2% as the result of very effective merchandising and pricing strategies, while operating profit in Rand grew by 25%. The management team was also successful in improving the operating margin by over 4% through careful control of bad debt and the expansion of their financial services offer. A credit scoring system developed by Experian is enabling pre-approved credit offers to be given to selected customers.

A further ten new Best Electric stores are scheduled for the current year and a new store image programme is to be rolled out across Lewis stores.

Our people
Gaining the commitment of our people across all our businesses and enabling them to fulfil their potential remains a high priority for GUS. During the year we established a Group Human Resources function to help share best practice across the Group and to encourage universally high standards of employment practice. Almost 40% of eligible employees in the UK joined the 2001 Sharesave scheme, allowing them to take a stake in the business through a three or five year save-as-you-earn share option plan. The scheme is now being extended from the UK to include Germany, Spain, Italy and The Netherlands.

Our social responsibilities
GUS published its first Environmental Report in 2001 and has now produced a much wider review of its social responsibilities in the form of a Corporate Social Responsibility Report. This report explains the progress we are making in meeting the expectations of all our different stakeholders. GUS is embracing the issues of Corporate Social Responsibility (CSR) with enthusiasm and commitment. We have established a CSR Group to oversee and monitor our progress and developed a set of CSR principles to guide our strategy.

Our relationships with local communities continued to be a particular priority, supported by the work of the GUS Charitable Trust and by the tremendous efforts of employees across a wide range of fundraising and volunteering initiatives. The tragic events of September 11 provided a special focus for GUS employees in North America, who raised substantial funds for The September 11th Fund and brought comfort to colleagues working in New York.

Continued progress
GUS has had a very good year, despite challenging conditions in some of our markets. We have continued to strengthen and focus the Group, which is well placed to achieve sustained revenue and profit growth. In the current year, we expect a slowdown in UK consumer spending and continued difficult conditions for marketing services in North America. Despite this, we are confident that each of our main businesses will maintain their good progress.

John Peace
Group Chief Executive


WE LOVE
YOU NY

Burberry and Experian employees in North America raised a total of almost $65,000 for The September 11th Fund


GUS
Corporate Social Responsibility Report
2002

GUS has published its first Corporate Social Responsibility Report

Reality employees successfully met the fundraising target of £100,000 for their corporate charity, NCH



Board of directors



Sir Victor Blank (59)
Chairman
Appointed to the Board in 1993 and Chairman in 2000. Chairman of the Nomination Committee. Chairman of Trinity Mirror PLC, Deputy Chairman of Coats plc and Non-Executive Director of Chubb plc. Chairman of the Industrial Development Advisory Board and of the charity WellBeing. Member of Council, Oxford University. Formerly Chairman of Charterhouse plc.



John Peace (53)
Group Chief Executive
Appointed to the Board in 1997 and Group Chief Executive in January 2000. Formerly Chief Executive of Experian. Chairman of the Board of Governors of Nottingham Trent University.



David Tyler (49) FCMA
Group Finance Director
Appointed to the Board in 1997. Formerly Group Finance Director of Christie's International plc (1989-1996) and in various financial and commercial positions at Unilever and County NatWest.



Terry Duddy (46)
Chief Executive,
Argos Retail Group
Appointed to the Board in 1998 and Chief Executive of Argos Retail Group in 2000. Formerly Chief Executive of Argos (1998-2000) and in various commercial positions at Dixons Stores Group Plc (1984-1998).



Lady Patten of Wincanton (48) Non-Executive Director
Appointed to the Board in 1997. Chairman of the Remuneration Committee. Member of the Advisory Board of Bain & Company and a non-executive director of Brixton plc, Hilton Group plc and Somerfield plc.



Sir Alan Rudge (64)
CBE, PhD, FREng, FRS
Non-Executive Director
Appointed to the Board in 1997. Chairman of the e-Commerce Developments Committee. Chief Executive of MSI Cellular Investments Holdings BV, Chairman of ERA Technology Limited and non-executive director of Marconi Plc. Formerly Deputy Chief Executive of British Telecommunications plc and formerly Chairman of WS Atkins plc.



Alan Smart (57)
(South Africa)
Chief Executive
South African Retailing
Appointed to the Board in 1996. Chief Executive of Lewis Stores since 1991.



Oliver Stocken (60)
Non-Executive Director
Appointed to the Board in April 2000. Formerly Group Finance Director of Barclays PLC (1993-1999). Deputy Chairman of 3i Group plc and non-executive director of Rank Group plc, Novar plc and Pilkington plc. Non-executive chairman of Rutland plc, Lupus Capital plc and Stanhope plc. Chairman of the Audit Committee. Chairman of the charity Children's Leukaemia Trust.



Lord Harris of Peckham
(59) Non-Executive Director
Chairman and Chief Executive of Carpetright plc. Chairman of Harris Ventures Ltd. Chairman of Prostate Cancer 'Investing In Life' Campaign and Generation Trust, Guys Hospital. Deputy Chairman NSPCC National Appeal Board and Executive Committee.



Frank Newman (60) (USA)
Non-Executive Director
Appointed to the Board in 2001. Director of Dow Jones & Company, Korea First Bank and three Internet companies. He also sits on the advisory board of Renault and Nissan and is a member of the Board of Trustees of the Carnegie Hall Society and the Board of Overseers of Cornell University Weill Medical College. Previously served as Chairman and Chief Executive of Bankers Trust Corporation and its subsidiary Bankers Trust Company, after joining in 1996 from the US Treasury Department, where he held positions of Deputy Secretary and Chief Operating Officer.



Victor Barnett (69) (USA)
Director
Appointed to the Board in 1987. Chairman of Burberry from 1997 to 2001. Director of Grey Global Group, Inc.

Secretary
David Morris FCA

Auditors
PricewaterhouseCoopers

Stockbrokers
Cazenove
Merrill Lynch

Solicitors
Linklaters & Alliance
Berwin Leighton Paisner

Registered Office
Universal House
Devonshire Street
Manchester M60 1XA
Company No. 146575

Registrars and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Audit Committee
Oliver Stocken
Lady Patten
Sir Alan Rudge

Remuneration Committee
Lady Patten
Sir Alan Rudge
Oliver Stocken

Nomination Committee
Sir Victor Blank
John Peace
Lady Patten
Sir Alan Rudge
Oliver Stocken

Profit and loss account

Summary group profit and loss account for the years ended 31 March	**2002 Before exceptional items £m**	**2002 Exceptional items £m**	**2002 Total £m**	2001 Restated* £m
Turnover	**6,457.3**	**–**	**6,457.3**	6,040.6
Operating profit	**460.7**	**(63.9)**	**396.8**	385.3
Share of operating profit of BL Universal PLC (joint venture)	**24.8**	**–**	**24.8**	29.6
Share of operating profit of associated undertakings	**33.7**	**–**	**33.7**	11.6
(Loss)/profit on sale of fixed asset investments	**–**	**(2.1)**	**(2.1)**	4.6
Loss on sale of businesses	**–**	**(6.6)**	**(6.6)**	(50.3)
Net interest	**(66.5)**	**–**	**(66.5)**	(71.0)
Profit on ordinary activities before taxation	**452.7**	**(72.6)**	**380.1**	309.8
Taxation on profit on ordinary activities			**(122.1)**	(106.1)
Profit on ordinary activities after taxation			**258.0**	203.7
Equity minority interests			**(1.4)**	–
Profit for the year			**256.6**	203.7
Dividends			**(216.4)**	(209.9)
Retained profit/(loss) for the year			**40.2**	(6.2)
Profit before amortisation of goodwill, exceptional items and taxation			**552.1**	486.8
Basic earnings per 25p ordinary share			**25.7p**	20.3p
Adjustments:				
Effect of exceptional items			**6.1p**	7.7p
Effect of amortisation of goodwill			**9.9p**	9.2p
Adjusted basic earnings per share			**41.7p**	37.2p
Diluted earnings per share			**25.5p**	20.3p
Adjusted diluted earnings per share			**41.4p**	37.2p

Divisional results for the years ended 31 March	Turnover		Profit before taxation	
	2002 £m	2001 £m	**2002 £m**	2001 Restated* £m
Experian	**1,092.1**	1,018.4	**229.1**	216.6
Argos Retail Group				
Argos	**2,846.9**	2,387.0	**204.0**	160.8
Home Shopping – UK & Ireland	**1,533.3**	1,540.4	**33.1**	25.1
Financial Services	**10.7**	–	**(4.8)**	4.5
Home Shopping – Continental Europe	**237.9**	322.2	**22.4**	21.7
	4,628.8	4,249.6	**254.7**	212.1
Reality	**470.9**	476.0	**0.5**	5.1
Burberry	**499.2**	424.7	**90.3**	69.5
South African Retailing	**122.7**	150.2	**30.9**	30.7
Finance Division	**29.6**	113.8	**15.1**	20.2
Property	**–**	–	**24.8**	29.6
gusco.com	**1.3**	1.0	**(9.7)**	(12.6)
	6,844.6	6,433.7	**635.7**	571.2
Inter-divisional turnover (mainly Reality)	**(387.3)**	(393.1)		
	6,457.3	6,040.6		
Central costs			**(17.1)**	(10.1)
			618.6	561.1
Net interest			**(66.5)**	(74.3)
Profit before amortisation of goodwill, exceptional items and taxation			**552.1**	486.8
Amortisation of goodwill (principally Argos)			**(99.4)**	(92.3)
Exceptional items			**(72.6)**	(84.7)
Profit on ordinary activities before taxation			**380.1**	309.8

* The basis on which interest is reported has been changed in relation to the Financial Services and Finance Divisions to provide a more appropriate presentation of their profitability. Comparative figures have been restated and the effect is to reduce both operating profit and net interest by £13.9m in the year ended 31 March 2001. There is no effect on profit before taxation.

All results in both the current and preceding financial year are derived from continuing operations.

Sales

Sales increased by 7% from £6,041m to £6,457m, including £42m from acquisitions. Excluding acquisitions, divestments and currency movements, Group sales were 6% higher than last year.

Profit

Group profit before amortisation of goodwill, exceptional items and taxation increased by 13% to £552m. The improvement reflects a focus on our core businesses where profitability has risen, together with the disposal of other less profitable businesses.

Re-organisation costs and savings

The costs of re-organising the Argos Retail Group and Reality business are shown as an exceptional item in the profit and loss account, and amounted to £36m in 2002. The total spend in 2001 and 2002 amounted to £67m. This compares to our original estimate of £65m. We remain on track to achieve annualised cost savings of £80m from this re-organisation in the year to 31 March 2003.

Exceptional items

In addition to the re-organisation of Argos Retail Group and Reality, we incurred exceptional costs of £8.7m relating to businesses or assets sold during the year. The (non-cash) charge of £27.5m relating to impairment of goodwill takes the total exceptional items to £72.6m compared with £84.7m last year.

Interest

The Group's interest expense fell by £4.5m to £66.5m largely because of the re-financing of a fixed rate US $800m term loan at lower rates in November 2001, and generally lower interest rates.

Taxation

The Group's effective rate of tax, before goodwill charge and loss on sale of businesses, has increased from 23.5% to 23.8%. This continues to be lower than the UK standard corporate tax rate, mainly because of the corporate reorganisation undertaken in 1998.

Minority interests

Profit attributable to equity minority interests in 2002 of £1.4m relates to profit attributable to minority shareholdings in companies acquired by Experian International.

Minority interests on the balance sheet represent the minority share of the net assets of these companies where a small portion of the equity is held by either external investors or management.

Earnings per share

Basic earnings per share before goodwill amortisation and exceptional items was 41.7p in the year ended 31 March 2002 compared to 37.2p last year.

Accounting policies and standards

The implementation by the Group of Financial Reporting Standards 18 'Accounting Policies' and 19 'Deferred Tax' has had no material effect on reported profits. The transitional disclosure requirements of FRS 17 'Retirement Benefits' have been adopted in the year, but the impact is not currently material for GUS.


5,658
6,041
6,457
00
01
02

Sales
£ million


448
487
552
00
01
02

Profit before exceptionals*
£ million
*excluding amortisation of goodwill and exceptional items and taxation


34.5
37.2
41.7
00
01
02

Adjusted basic earnings per share*
pence
*excluding amortisation of goodwill and exceptional items


20.6
21.0
21.7
00
01
02

Dividend per share
pence

for the years ended 31 March

Cash flow statement and balance sheet

Cash flow statement

Cash flow before acquisitions, disposals and dividends amounted to £478m compared to £481m in the previous year. This reflects the growth in profits, lower working capital despite the growth in the Argos store card loan book, and increased capital expenditure (which was £54m higher at £322m). Capital expenditure represents 152% of depreciation charged against profit in 2002.

Summary group cash flow statement
for the years ended 31 March

	2002 £m	2001 £m
Profit before goodwill, exceptionals and tax	**552**	487
Exceptional items	**(45)**	(85)
Corporation tax	**(82)**	(95)
Change in working capital	**163**	226
Capital expenditure	**(322)**	(268)
Depreciation	**212**	216
Free cash flow	**478**	481
Dividends	**(213)**	(206)
(Acquisitions)/divestments	**(35)**	63
Net cash flow	**230**	338
Securitisation repayments	**(380)**	(296)
Foreign exchange movements	**(4)**	(119)
Movement in net debt	**(154)**	(77)

Balance sheet

Shareholders' funds amount to £2,417m, a reduction of £6m in the year. This is equivalent to 240p per share compared with 241p last year.

Total shareholder return (the increase in the value of a share including reinvested dividends) for the Group was 47% over the year, with GUS ranked eighth out of the FTSE 100 companies which averaged minus 4%.

Summary group balance sheet
at 31 March

	2002 £m	2001 £m
Fixed assets	**2,771**	2,729
Current assets	**2,814**	2,777
Short term creditors	**(2,171)**	(2,236)
Net current assets	**643**	541
Total assets less current liabilities	**3,414**	3,270
Long term creditors	**(865)**	(714)
Provisions	**(126)**	(134)
Net assets	**2,423**	2,423
Equity shareholders' funds	**2,417**	2,423
Equity minority interests	**6**	–
Total capital employed	**2,423**	2,423

The summary financial statement on pages 18 to 20 was approved by the Board on 28 May 2002.

John Peace
David Tyler
Directors

Summary directors' report

Principal activity and business review
GUS is a retail and business services group. It provides business information and customer relationship management services through Experian, multi-channel retailing and home delivery through Argos Retail Group and luxury goods through Burberry. It also has UK property interests and retailing interests in South Africa. The business review is within the Annual Review & Summary Financial Statement on pages 4 to 15.

Profit and dividends
The profit for the year amounts to £256.6m (2001 £203.7m). An interim dividend of 6.5p was paid to the Ordinary shareholders of the Company on 1 February 2002 and, on 28 May 2002, the directors recommended the payment, on 30 August 2002, of a final dividend of 15.2p per share, giving a total dividend for the year of 21.7p (2001 21.0p). The dividend, once approved, will be paid to those persons on the Register of Members at the close of business on 2 August 2002.

Directors
Details of current members of the Board are shown on pages 16 and 17. Eric Barnes, David Bury and Jonathan Charkham retired from the Board on 25 July 2001. Victor Barnett will retire from the Board on 1 July 2002. The directors retiring by rotation at this year's Annual General Meeting are Terry Duddy, Alan Smart and David Tyler, who, being eligible, offer themselves for re-election. Frank Newman, being appointed during the year, will also retire and offer himself for re-election.

Corporate governance
The Board of GUS supports the principles of corporate governance advocated by the Combined Code (the Code) and, with one exception, in respect of directors' service contracts, fully complied with its provisions throughout the year under review.

The Board's policy over many years has been to limit the service contracts of executive directors to one-year rolling terms and, to this extent, it complies with the relevant provision of the Code. However, the Board believes that it has to have the freedom to make a judgement from time to time, in the interest of shareholders, where a longer term of contract might be appropriate. GUS operates in a global and highly competitive market for senior executives and it is in this context that the Board has made an exception in the case of Alan Smart, the Chief Executive of its South Africa Retail Division. Mr Smart has a contract which provides for 24 months' notice on the part of both the Company and the executive. This is a reflection of local employment conditions in South Africa. A full corporate governance statement is contained in the Annual Report & Financial Statements 2002.

Annual General Meeting
The eighty-fourth Annual General Meeting of the Company will be held at the Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW at 11.30am on Wednesday 24 July 2002. The Notice of Meeting, together with explanatory notes, is given in the Circular to Shareholders which accompanies this report.

Corporate social responsibility
This year, the Company has published its first separate Corporate Social Responsibility Report. It is available on request from the Company Secretary or can be viewed on the Company's website, www.gusplc.com.

The Group's support for charitable causes is channelled through the work of the GUS Charitable Trust. The Trust's income from the Company in respect of the year ended 31 March 2002 was £828,000. In that year, the Trust made awards totalling £632,000. No political contributions were made.

The Summary Financial Statement on pages 18 to 20, the Summary Directors' Report on page 21 and the Summary Remuneration Report on pages 22 and 23 are a summary of information in the Annual Report & Financial Statements 2002. This Summary Financial Statement does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Company or of the Group as would be provided by the Annual Report & Financial Statements 2002. Shareholders requiring more detailed information have the right to obtain, free of charge, a copy of the Annual Report & Financial Statements 2002.

The Directors' report, the Financial Statements and Auditors' report on those Financial Statements, which is unqualified, are contained in the Annual Report & Financial Statements 2002. The Auditor's report did not contain a statement under either S237(2) of the Companies Act 1985 (inadequate accounting records or return, or accounts not agreeing with records and returns) or S237(3) (failure to obtain necessary information and explanations).

Copies of the Annual Report & Financial Statements 2002 may be obtained by writing to:

The Company Secretary
GUS plc
Universal House
Devonshire Street
Manchester M60 1XA

Tel: 44 (0)161 273 8282
Fax: 44 (0)161 277 4056

Shareholders wishing to receive the Annual Report & Financial Statements as well as the Annual Review & Summary Financial Statement in future years should write to this address.

Summary remuneration report

Directors' emoluments years ended 31 March	Salary £'000	Taxable benefits £'000	Incentive scheme Short-term £'000	Incentive scheme Long-term £'000	**Total 2002 £'000**	Total 2001 £'000
Executive directors						
John Peace	600	23	600	328	**1,551**	1,608
Victor Barnett	420	–	210	–	**630**	534
Terry Duddy	460	19	460	355	**1,294**	737
Alan Smart	91	6	50	–	**147**	412
David Tyler	350	12	350	–	**712**	540
Non-executive directors						
Sir Victor Blank[1]	240	21	–	–	**261**	210
Lord Harris of Peckham	30	–	–	–	**30**	25
Frank Newman[2]	10	–	–	–	**10**	–
Lady Patten of Wincanton	37	–	–	–	**37**	32
Sir Alan Rudge	62	–	–	–	**62**	55
Oliver Stocken	37	–	–	–	**37**	31
Retired directors						
Eric Barnes[3]	52	8	–	–	**60**	242
David Bury[3]	80	4	–	–	**84**	331
Jonathan Charkham[3]	10	–	–	–	**10**	29
Former directors						
Total former directors	–	–	–	–	**–**	473

1 Sir Victor Blank receives a base fee of £30,000 as a non-executive director and £210,000 as chairman
2 Frank Newman was appointed to the Board on 10 December 2001
3 Eric Barnes, David Bury and Jonathan Charkham retired from the Board on 25 July 2001

Summary of executive share options	Number of shares Options held 1 April 2001	Number of shares Granted[1]	Number of shares Options held 31 March 2002	Exercise price p
Executive Share Option Scheme				
John Peace	146,393	195,854	342,247	375.7-612.7
Terry Duddy	174,896	150,155	325,051	375.7-612.7
Alan Smart	–	37,038	37,038	612.7
David Tyler	166,901	114,248	281,149	375.7-690.2
Performance Share Plan				
John Peace	146,393	48,963	195,356	375.7-612.7
Terry Duddy	74,527	37,538	112,065	375.7-612.7
David Tyler	69,204	28,562	97,766	375.7-612.7
SAYE Scheme				
Sir Victor Blank	4,394	–	4,394	384.0
John Peace	4,394	–	4,394	384.0
Terry Duddy	4,394	–	4,394	384.0
Lord Harris of Peckham	2,522	–	2,522	384.0
Lady Patten of Wincanton	2,522	–	2,522	384.0
Oliver Stocken	4,394	–	4,394	384.0
David Tyler	4,394	–	4,394	384.0

1 Options granted in the year were at the exercise price of 612.7p
2 As reported last year, a 'phantom' share option was granted to Victor Barnett with effect from 1 August 2000. The option is exercisable in the period from 1 August 2003 to 31 July 2006. On exercise, Mr Barnett will be paid a cash sum equal to any increase in the value of 164,007 shares in the Company from 1 August 2000 – when the share price was 430p – to the date of exercise. As permitted by paragraph 13.13 A(b) of the Listing Rules of the Financial Services Authority, shareholder approval of this option was not sought because the option was granted specifically to facilitate the retention of Mr Barnett in unusual circumstances. These circumstances were that Mr Barnett was not eligible to participate in the Company's long-term senior executive incentive schemes.
3 An award under the Company's Performance Share Plan takes the form of a deferred right to acquire shares at no cost to the participant.

Summary of directors' interests	Beneficial holdings 31 March 2002	Beneficial holdings 31 March 2001	Non beneficial holdings 31 March 2002	Non beneficial holdings 31 March 2001
Sir Victor Blank	100,000	100,000	3,000	3,000
John Peace	30,000	30,000	–	–
Victor Barnett	1,721,668	1,721,668	–	–
Terry Duddy	2,500	2,500	–	–
Lord Harris of Peckham	7,200	7,200	25,000	25,000
Lady Patten of Wincanton	4,370	4,370	–	–
Sir Alan Rudge	3,950	3,950	–	–
Oliver Stocken	12,621	12,500	–	–
David Tyler	20,000	20,000	–	–

Summary report of the Directors on remuneration

Remuneration Committee

Both the level and structure of executive directors' pay are decided by the Remuneration Committee. The remuneration of the Chairman and non-executive directors are matters reserved for the Board as a whole. The Remuneration Committee is a Board committee consisting of independent non-executive directors, Sir Alan Rudge and Oliver Stocken, under the chairmanship of Lady Patten.

Remuneration structure

The four tenets on which the GUS remuneration structure is founded are as follows:

1. Base pay levels are established on a market competitive basis but no higher than this.
2. Benefits (for example, pensions and cars) are provided on a basis that is appropriate to the local market in which the director is employed.
3. Performance related incentives provide the opportunity to deliver substantial rewards for high performance.
4. Wherever reasonable, pay is aligned to shareholders' interests. This is reflected in the choice of performance standards applied to incentive awards and the fact that, for a large part of the overall incentive package, rewards are denominated in GUS shares.

GUS is heavily exposed to the American market, which leads the global pay market and provides higher pay levels than does the UK. Nonetheless, GUS has chosen not to adopt US pay practices but, rather to compare itself with a group of similarly exposed UK-based and listed companies.

Consistent with our philosophy, salaries are set on the basis of mid-market practice amongst that UK comparator group. Incentive opportunities, though, are targeted at upper quartile levels to produce a highly leveraged package if our sustainable growth objectives are attained.

Compliance

The constitution and operation of the Remuneration Committee are in compliance with the principles of good governance and Code of Best Practice set out in the Listing Rules of the Financial Services Authority.

A summary of directors' emoluments and interests, including executive share options is set out on page 22. A more detailed analysis is provided in the Annual Report & Financial Statements 2002.

Independent Auditors' Statement to the Members of GUS plc

We have examined the Summary Financial Statement set out on page 18 to 20 and the Directors' emoluments and share details included on page 22.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Review & Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement with the Annual Report & Financial Statements and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review & Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statement is consistent with the Annual Report & Financial Statements of GUS plc for the year ended 31 March 2002 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers
Chartered Accountants and
Registered Auditors

Manchester
28 May 2002

Shareholder information

Ordinary shareholders

There are 52,490 holders of ordinary shares and their holdings can be analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of ordinary shares 000s	Percentage of ordinary shares
Over 1,000,000	167	0.3	684,501	68.0
100,001 – 1,000,000	585	1.1	189,420	18.8
10,001 – 100,000	1,831	3.5	53,815	5.3
5,001 – 10,000	2,529	4.8	17,728	1.8
2,001 – 5,000	9,404	17.9	29,268	2.9
1 – 2,000	37,974	72.4	31,930	3.2
	52,490	100.0	1,006,662	100.0

Shareholders are further analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of ordinary shares 000s	Percentage of ordinary shares
Corporates	12,819	24.4	927,261	92.1
Individuals	39,671	75.6	79,401	7.9
	52,490	100.0	1,006,662	100.0

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, telephone: 0870 600 3987.
In addition, Lloyds TSB Registrars offer a range of shareholder information on line at www.shareview.co.uk.
A text phone facility for those with hearing difficulties is available by telephoning: 0870 600 3950.

Share price information

The latest GUS plc share price is available on Ceefax and also on the Financial Times Cityline Service, Telephone: 0906 843 2740 (calls charged at 60p per minute).

Internet

A full range of investor relations information on GUS plc, including latest share price and dividend history, is available at www.gusplc.com

Dividend Reinvestment Plan

GUS introduced a Dividend Reinvestment Plan with effect from the interim dividend for 2002 which was paid on 1 February 2002. Enquiries concerning the Plan should be made to the Registrar by telephoning: 0870 241 3018.

Share dealing facility

Existing or potential investors can buy or sell GUS ordinary shares using a postal dealing service provided by Cazenove & Co., whose contact details are:
Cazenove & Co.
12 Tokenhouse Yard
London EC2R 7AN
Telephone: 020 7606 1768

Financial calendar

Annual General Meeting and first quarter trading update	24 July 2002
Final dividend record date	2 August 2002
Final dividend to be paid	30 August 2002
First half trading update	October 2001
Interim results announcement	21 November 2002
Third quarter trading update	January 2003
Second half trading update	April 2003
Preliminary announcement of annual results	May 2003

Change of name

At the Annual General Meeting held on 25 July 2001, shareholders approved the resolution to change the name of the Company from The Great Universal Stores P.L.C. to GUS plc.

Registered office

GUS plc
Universal House
Devonshire Street
Manchester M60 1XA
Telephone: 44 (0)161 273 8282
Fax: 44 (0)161 277 4056

Design and production by **Accrue***

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